

The Boeing Company

2024 Annual Report

Table of Contents

Defining our future, together

A letter from President and CEO Kelly Ortberg



To the Shareholders and Employees of Boeing,

Over the course of our 108-year history, a number of consequential moments have defined our company, our industry and our world.

Today is one of those moments that will set the course for our future success as a company. We are implementing the fundamental changes we need to stabilize our business, improve our culture, and restore the trust of employees, customers, investors, suppliers, regulators and others who count on us.

While there are challenges ahead, the change at Boeing has already begun as we work together to uphold the iconic legacy of our great company. Boeing has always been at the forefront of aerospace innovation, and we intend to stay there.

Strengthening Safety & Quality

Following the 737-9 mid-exit door plug accident in January 2024, our team took a hard look at our culture, systems and processes to ensure the safety, quality and compliance of every product and service that is delivered to our customers — something I was energized to partner on when I joined the Boeing team in August. Under the oversight of the U.S. Federal Aviation Administration (FAA), I am extremely proud of the progress we are making on our Safety & Quality Plan to address issues, reduce defects and strengthen our workforce with additional training and other improvements.

Many of these improvements came directly from our dedicated team. During safety and quality stand-downs, more than 100,000 teammates across the company participated and shared ideas to improve our processes. From enhancing training and adding inspections to instituting new random quality audits and simplifying installation plans, these changes are redefining how we work today and in the future.

In parallel, we further matured our Safety Management System (SMS) throughout the company. For example, within our commercial airplane production system, the SMS is helping guide critical decisions to identify and address potential issues across 737 and 787 final assembly, along with portions of our 767 and 777 production lines. This work will continue to move forward as we further embed our SMS across Boeing.

Rebuilding Our Culture

Working together to fix our culture will take time, but it is perhaps the most important change we need to make as a company. Restoring the values that were foundational to Boeing's storied history and setting expectations for behavior will move us forward.

Change must start at the top and includes getting our leaders back to the factory floor, into our engineering labs and connected to other places where our people work every day. We must understand and remove the challenges our teams face to make it easier for them to do their jobs. For our teammates, we need to restore our trust in one another and break down the barriers that prevent us from working together across the company.

To get us started, we have already launched a culture working group of teammates focused on sharing ideas and perspectives from our sites around the world. Going forward, we will be transparent about the things we need to change and improve. Our team is committed to this work, and when we get this right, it will lead to our future success.

Delivering On Our Customer Commitments

We are focusing on what is core to our company. That means returning to our engineering roots as we continue to design, build and deliver products to meet the strong demand for commercial airplanes and defense platforms while providing the services to keep them operational for decades.

The 737 MAX and 787 Dreamliner are sold out through the end of the decade, and our most recent forecast projects demand for nearly 44,000 new airplanes by 2043. To meet this demand and our commitments to our customers, we are working to ensure stability across our production system and within our supply chain. We plan to increase production to reach 38 737 MAX airplanes per month later this year. The 787 program reached a rate of five airplanes per month at the end of 2024, and we plan to increase the production rate to seven per month in 2025.

We also remain focused on executing on our development programs. Safely advancing the 737-7, 737-10 and 777X through certification and welcoming them into the global fleet is a key priority for us and our customers.

Around the world, the U.S. armed forces and allies depend on our defense products to secure and protect freedom and provide humanitarian aid in times of crisis. We continue to see stable and solid demand across the defense and space portfolio as governments prioritize security, defense technology and global cooperation given evolving threats.

We have also taken action to improve performance and reduce risk on our fixed-priced development programs, working closely with our customers to deliver safe and high-performing products. That includes an updated acquisition approach with the U.S. Air Force to accelerate the timeline for initial operating capability on the T-7A Red Hawk program and ongoing conversations with our customer to support schedules, requirements and performance on the VC-25B program.

Our services business continues to provide stability for the company while delivering for commercial and defense operators through solid operational performance and solutions centered on safety, efficiency and sustainability. From modifications, maintenance and digital solutions to our parts distribution and training, our global teams provide innovative solutions to customers when and where they need us.

737 MAX airplanes outside the Renton, Washington, factory.


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> "While there is more work ahead, our backlog of more than half a trillion dollars demonstrates the value of our portfolio. It is up to us to execute with a focus on safety and quality."

"We are implementing the fundamental changes we need to stabilize our business, improve our culture, and restore the trust of employees, customers, investors, suppliers, regulators and others who count on us."



A teammate receives training on the 737 MAX production line in Renton, Washington.

Stabilizing Our Business

Refocusing on our core business led to important decisions as we navigate our recovery. We did not take lightly the restructuring of our teams and the workforce adjustments as they affected friends and colleagues, but they were necessary to position us for the future. At the same time, we continue evaluating our product portfolio to ensure we are focused on what will keep us growing and competitive in the long term.

These efforts complement actions we completed last year that were critical to building the foundation for our recovery and long-term health, including a $24 billion capital raise. The size of this raise reflected the market's confidence in our turnaround and future as well as our commitment to managing our balance sheet to maintain our investment grade credit rating.

We also completed contract negotiations with our unionized production workforce in Washington state and Oregon and worked to stabilize our supply chain in preparation for increasing production rates. The planned acquisition of Spirit AeroSystems, approved by its shareholders earlier this year, will enable us to further strengthen safety and quality. We expect this transaction to close in mid-2025.

Building Our Future

Our actions above are setting us on a path to recovery and enabling Boeing to make additional strategic investments for the future. In 2024, Boeing invested $6 billion in research and development and capital expenditures. This includes expansions for advanced combat aircraft manufacturing, maintenance facilities and parts, and commercial production sites including the 787 factory in North Charleston, South Carolina, and a fourth 737 MAX production line in Everett, Washington. We also continue to invest in research with global partners that will support future products.

Our success is connected to the communities around the world where we live and work, and we remain committed to providing meaningful support. In 2024, Boeing and our employees invested millions in the areas of education, disaster relief, veterans and more to support the communities we call home.

In the moments that have defined us, our people have always led the way, guided by the culture and values that were foundational to our success. Boeing is powered by the bright minds and innovative thinkers who design, build and deliver our products and services. Harnessing their ingenuity and working together are how we will move forward together.

While there is more work ahead, our backlog of more than half a trillion dollars demonstrates the value of our portfolio. It is up to us to execute with a focus on safety and quality. I have confidence in our plan and our people as we continue to connect the world, protect our freedoms and support the global economy.

Getting back to the Boeing that revolutionized air travel and pushed the boundaries of innovation is within our reach.

Our work today is what will define our future.

Kelly Ortberg
President and CEO

Board of Directors (as of February 24, 2025)

Robert A. Bradway
Chairman and CEO, Amgen Inc.
Boeing director since 2016
*Committees: Governance
& Public Policy (Chair),
Compensation*

Mortimer J. Buckley
Former Chairman and CEO,
The Vanguard Group
Boeing director since 2025
*Committees: Finance,
Governance & Public Policy*

Lynne M. Doughtie
Former U.S. Chairman
and CEO, KPMG
Boeing director since 2021
*Committees: Audit (Chair),
Compensation*

David L. Gitlin
Chairman and CEO,
Carrier Global Corporation
Boeing director since 2022
*Committees: Aerospace
Safety, Finance*

Lynn J. Good
Chair and CEO, Duke Energy
Corporation
Boeing director since 2015
*Committees: Compensation
(Chair), Audit*

Stayce D. Harris
Retired United Airlines Pilot;
Retired Lt. General and Former
Inspector General, U.S. Air Force
Boeing director since 2021
*Committees: Aerospace Safety,
Governance & Public Policy,
Special Programs*

Akhil Johri
Former Executive Vice
President and CFO, United
Technologies Corporation
Boeing director since 2020
*Committees: Finance (Chair),
Audit*

David L. Joyce
Former President and CEO,
GE Aviation; Former Vice Chair,
General Electric Company
Boeing director since 2021
*Committees: Aerospace Safety
(Chair), Governance & Public
Policy, Special Programs*

Steven M. Mollenkopf
Former CEO, Qualcomm
Incorporated
Boeing director since 2020;
independent Chair of the Board
since 2024
*Committees: Compensation,
Governance & Public Policy,
Special Programs*

Robert Kelly Ortberg
President and CEO,
The Boeing Company
Boeing director since 2024
Committees: None

John M. Richardson
31st Chief of Naval Operations;
Former Director of the Naval
Nuclear Propulsion Program,
U.S. Navy
Boeing director since 2019
*Committees: Special Programs
(Chair), Aerospace Safety,
Finance*

Sabrina Soussan
Former Chairman and CEO,
SUEZ SA
Boeing director since 2023
Committees: Audit, Finance

Company Officers (as of February 24, 2025)

Uma M. Amuluru
Executive Vice President and
Chief Human Resources Officer

Michael J. Cleary*
Senior Vice President, Controller

Dana S. Deasy
Chief Information Digital
Officer and Senior Vice President,
Information Technology &
Data Analytics

John C. Demers*
Vice President, Assistant General
Counsel and Corporate Secretary

Brett C. Gerry
Chief Legal Officer and
Executive Vice President,
Global Compliance

Howard E. McKenzie
Chief Engineer and
Executive Vice President,
Engineering, Test & Technology

Dr. Brendan Nelson
Senior Vice President;
President, Boeing Global

Robert Kelly Ortberg
President and CEO

Stephanie F. Pope
Executive Vice President;
President and CEO, Boeing
Commercial Airplanes

D. Christopher Raymond
Executive Vice President;
President and CEO,
Boeing Global Services

Ann M. Schmidt
Senior Vice President and
Chief Communications &
Brand Officer

Jeffrey S. Shockey
Executive Vice President of
Government Operations, Global
Public Policy & Corporate
Strategy

Brian J. West
Executive Vice President and
Chief Financial Officer

David R. Whitehouse*
Senior Vice President, Treasurer

*Appointed officer.

Financial Overview

U.S. dollars in millions, except per share data	**2024**	2023	2022	2021	2020
Revenues	**66,517**	77,794	66,608	62,286	58,158
Loss from operations	**(10,707)**	(773)	(3,519)	(2,870)	(12,767)
Diluted loss per share	**(18.36)**	(3.67)	(8.30)	(7.15)	(20.88)
Operating margins	**(16.1%)**	(1.0%)	(5.3%)	(4.6%)	(22.0%)
Core operating loss*	**(11,811)**	(1,829)	(4,662)	(4,043)	(14,150)
Core loss per share*	**(20.38)**	(5.81)	(11.06)	(9.44)	(23.25)
Operating cash flow	**(12,080)**	5,960	3,512	(3,416)	(18,410)
Contractual backlog	**498,802**	497,094	381,977	356,362	339,309
Total backlog†	**521,336**	520,195	404,381	377,499	363,404

*Non-GAAP measures. See page 140.
†Total backlog includes contractual and unobligated backlog. See page 31 of the Form 10-K.

Amounts for 2020 do not reflect the realignment of the Boeing Customer Financing team and portfolio into the Boeing Commercial Airplanes segment during the first quarter of 2023. See Note 22 to our Consolidated Financial Statements in our 2023 Form 10-K for additional information.

Comparison of Cumulative‡ Five-Year Total Shareholder Returns

‡Cumulative return assumes $100 invested; includes reinvestment of dividends.

S&P 500 Index

S&P 500 Aerospace & Defense Index

The Boeing Company





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024
or

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number 1-442

THE BOEING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**91-0425694**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

929 Long Bridge Drive	**Arlington,**	**VA**	**22202**
(Address of principal executive offices)			**(Zip Code)**

Registrant's telephone number, including area code (703)-465-3500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $5.00 Par Value	BA	New York Stock Exchange
Depositary Shares, each representing a 1/20th interest in a share of 6.00% Series A Mandatory Convertible Preferred Stock, $1.00 Par Value	BA-PRA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2024, there were 615,530,689 shares of common stock outstanding held by non-affiliates of the registrant, and the aggregate market value of the shares of common stock (based upon the closing price of these shares on the New York Stock Exchange) was approximately $112.0 billion.

The number of shares of the registrant's common stock outstanding as of January 27, 2025 was 750,074,411.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference to the registrant's definitive proxy statement, to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year ended December 31, 2024.

THE BOEING COMPANY

Index to the Form 10-K

For the Fiscal Year Ended December 31, 2024

PART I

Item 1. Business

The Boeing Company, together with its subsidiaries (herein referred to as "Boeing," the "Company," "we," "us," "our"), is one of the world's major aerospace firms.

We are organized based on the products and services we offer. We operate in three reportable segments:

- Commercial Airplanes (BCA);
- Defense, Space & Security (BDS);
- Global Services (BGS).

Commercial Airplanes Segment

This segment develops, produces and markets commercial jet aircraft principally to the commercial airline industry worldwide. We are a leading producer of commercial aircraft and offer a family of commercial jetliners designed to meet a broad spectrum of global passenger and cargo requirements of airlines. This family of commercial jet aircraft in production includes the 737 narrow-body model and the 767, 777 and 787 wide-body models. Development continues on the 777X program and the 737-7 and 737-10 derivatives.

Defense, Space & Security Segment

This segment engages in the research, development, production and modification of manned and unmanned military aircraft and weapons systems for strike, surveillance and mobility, including fighter and trainer aircraft; vertical lift, including rotorcraft and tilt-rotor aircraft; and commercial derivative aircraft, including anti-submarine and tanker aircraft. In addition, this segment engages in the research, development, production and modification of the following products and related services: strategic defense and intelligence systems, including strategic missile and defense systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR), cyber and information solutions, and intelligence systems, satellite systems, including government and commercial satellites and space exploration.

Global Services Segment

This segment provides services to our commercial and defense customers worldwide. Global Services sustains aerospace platforms and systems with a full spectrum of products and services, including supply chain and logistics management, engineering, maintenance and modifications, upgrades and conversions, spare parts, pilot and maintenance training systems and services, technical and maintenance documents, and data analytics and digital services.

Intellectual Property

We own numerous patents and have licenses for the use of patents owned by others, which relate to our products and their manufacture. In addition to owning a large portfolio of intellectual property, we also license intellectual property to and from third parties. For example, the U.S. government has licenses in our patents that are developed in performance of government contracts, and it may use or authorize others to use the inventions covered by such patents for government purposes. Unpatented research, development and engineering skills, as well as certain trademarks, trade secrets and other intellectual property rights, also make an important contribution to our business. While our intellectual property rights in the aggregate are important to the operation of each of our businesses, we do not believe that our business would be materially affected by the expiration of any particular intellectual property right or termination of any particular intellectual property patent license agreement.

Human Capital

As of December 31, 2024, Boeing's total workforce was approximately 172,000 with 15% located outside of the U.S. As of December 31, 2024, our global workforce was comprised of approximately 24% women, and our U.S. workforce was comprised of 39% racial and ethnic minorities and 14% U.S. veterans.

As of December 31, 2024, our workforce included approximately 58,000 union members. Our principal collective bargaining agreements and their current status are summarized in the following table:

Union	Percent of our Total Workforce Represented	Status of Major Agreements with Union
The International Association of Machinists and Aerospace Workers (IAM)	21%	We have two major agreements; one with IAM District 837 (Missouri) expiring in July 2025 and one with IAM District 751 (Washington) expiring in September 2028.
The Society of Professional Engineering Employees in Aerospace (SPEEA)	10%	We have two major agreements; one with SPEEA Professional and one with SPEEA Technical, both expiring in October 2026.
The United Automobile, Aerospace and Agricultural Implement Workers of America (UAW)	1%	We have one major agreement with UAW District 1069 (Pennsylvania) expiring in April 2027.

Our prior contract with the International Association of Machinists and Aerospace Workers District 751 (IAM 751) expired on September 12, 2024, and 96% of IAM 751 members voted to initiate a strike. The strike lasted until November 4, 2024, when IAM 751 members voted to ratify a new contract. As a result of the strike, we paused production of our commercial aircraft (other than the 787 production in Charleston) and certain of our BDS products, adversely impacting our business and financial position. During the strike, we implemented hiring freezes and announced plans to reduce our overall workforce. For information on risks related to our human capital, see "Risks Related to Our Business and Operations" in Item 1A. Risk Factors.

We are committed to creating a work environment where every teammate around the world can perform at their best and grow their careers while supporting our company's mission to protect, connect and explore our world and beyond. Our compensation program is designed to attract, reward and retain the best-qualified talent with competitive compensation and benefits, including healthcare, paid time off, parental leave, retirement benefits, tuition assistance, employee skills and leadership development programs, and mental and physical well-being programs. We also invest in rewarding performance and have established a multi-level recognition program to acknowledge the achievements of excellent individual or team performance.

We support our employees' continuous development of professional, technical and leadership skills through access to digital learning resources and partnerships with leading professional/technical societies and organizations around the world. In 2024, Boeing employees completed approximately 5.9 million hours of learning and approximately 14,000 Boeing employees leveraged our tuition assistance program to pursue degrees, professional certificates and individual courses in strategic fields of study.

Safety, quality, integrity and sustainability are at the core of how Boeing operates. We aspire to achieve zero workplace injuries and provide a safe, open and accountable work environment for our employees. Employees are required on an annual basis to sign the Boeing Code of Conduct to reaffirm their commitment to do their work in a compliant and ethical manner. Additionally, we continue to focus on creating a culture where all employees feel empowered to speak up and provide multiple channels for all employees to ask for guidance and report concerns, including those related to ethics, safety or quality. We address employee concerns and take appropriate actions that uphold our Boeing values.

Competition

The commercial jet aircraft market and the airline industry remain extremely competitive. We face aggressive international competitors who are intent on increasing their market share, such as Airbus and entrants from China. We are focused on improving our products and processes and continuing cost reduction efforts. We intend to continue to compete with other aircraft manufacturers by providing customers with airplanes and services that deliver superior design, safety, quality, efficiency and value to customers around the world.

BDS faces strong competition primarily from Lockheed Martin Corporation, Northrop Grumman Corporation, RTX Corporation, General Dynamics Corporation and SpaceX. Non-U.S. companies such as BAE Systems and Airbus Group continue to build a strategic presence in the U.S. market by strengthening their North American operations and partnering with U.S. defense companies. In addition, certain competitors have occasionally formed teams with other competitors to address specific customer requirements. BDS expects the trend of strong competition to continue into 2025.

The commercial and defense services markets are extremely challenging and are made up of many of the same strong U.S. and non-U.S. competitors facing BCA and BDS along with other competitors in those markets. BGS leverages our extensive services network offering products and services which span the life cycle of our defense and commercial aircraft programs: training, fleet services and logistics, maintenance and engineering, modifications and upgrades, as well as the daily cycle of gate-to-gate operations. BGS expects the market to remain highly competitive in 2025, and intends to grow market share by leveraging a high level of customer satisfaction and productivity.

Regulatory Matters

Our businesses are heavily regulated in most of our markets. We work with numerous U.S. government agencies and entities, including but not limited to, all of the branches of the U.S. military, the National Aeronautics and Space Administration (NASA), the Federal Aviation Administration (FAA) and the Department of Homeland Security. Similar government authorities exist in our non-U.S. markets.

Government Contracts. The U.S. government, and other governments, may terminate any of our government contracts at their convenience, as well as for default based on our failure to meet specified performance requirements. If any of our U.S. government contracts were to be terminated for convenience, we generally would be entitled to receive payment for work completed and allowable termination or cancellation costs. If any of our government contracts were to be terminated for default, generally the U.S. government would pay only for the work that has been accepted and could require us to pay the difference between the original contract price and the cost to re-procure the contract items, net of the work accepted from the original contract. The U.S. government can also hold us liable for damages resulting from the default.

Commercial Aircraft. In the U.S., our commercial aircraft products are required to comply with FAA regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. For example, as a result of the Alaska Airlines 737-9 accident in January 2024, the FAA investigated the 737 quality control system, including Spirit AeroSystems Holdings, Inc. (Spirit), and increased its oversight of our production and quality and safety management systems. In addition, the FAA communicated it will not approve production rate increases beyond 38 per month or additional production lines until Boeing has complied with required quality and safety standards. New aircraft models and new derivative aircraft are required to obtain FAA certification prior to entry into service. Outside the U.S., similar requirements exist for airworthiness, installation and operational approvals. These requirements are generally administered by the national aviation authorities of each country and, in the case of Europe, coordinated by the European Union Aviation Safety Agency.

Environmental. We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the utilization, discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We could also be affected by laws and regulations relating to climate change, including laws limiting or otherwise related to greenhouse gas emissions. These laws and regulations could lead to increased environmental compliance expenditures, increased energy and raw materials costs and new and/or additional investment in designs and technologies. We continually assess our compliance status and management of environmental matters to monitor compliance with applicable environmental laws and regulations. Investigation, remediation and operation and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. These costs often are allowable costs under our contracts with the U.S. government. It is reasonably possible that costs incurred to ensure continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansions of work scope are prompted by the results of investigations. For additional information relating to environmental contingencies, see Note 14 to our Consolidated Financial Statements.

Non-U.S. Sales. Our non-U.S. sales are subject to both U.S. and non-U.S. governmental regulations and procurement policies and practices, including regulations relating to import-export control, tariffs, investment, exchange controls, anti-corruption and repatriation of earnings. Non-U.S. sales are also subject to varying currency, political and economic risks.

Raw Materials, Parts and Subassemblies

We are highly dependent on the availability and quality of essential materials, parts and subassemblies from our suppliers and subcontractors. The most important raw materials required for our aerospace products are aluminum (sheet, plate, forgings and extrusions), titanium (sheet, plate, forgings and extrusions) and composites (including carbon and boron). Although alternative sources generally exist for these raw materials, qualification of the sources could take a year or more. Many major components and product equipment items are procured or subcontracted on a sole-source basis. We continue to work with a small number of sole-source suppliers to ensure continuity of supply for certain items.

Suppliers

We are dependent upon the ability of a large number of U.S. and non-U.S. suppliers and subcontractors to meet performance specifications, quality standards and delivery schedules at our anticipated costs. While we maintain an extensive qualification and performance surveillance system to control risk associated with such reliance on third parties, failure of suppliers or subcontractors to meet commitments has and could continue to adversely affect product quality, production schedules and program/contract profitability, thereby jeopardizing our ability to fulfill commitments to our customers. We have also experienced significant increases in supplier prices which are adversely affecting our business. We are also dependent on the availability of energy sources, such as electricity, at affordable prices.

Seasonality

No material portion of our business is considered to be seasonal.

Executive Officers of the Registrant

See "Item 10. Directors, Executive Officers and Corporate Governance" in Part III.

Other Information

Boeing was originally incorporated in the State of Washington in 1916 and reincorporated in Delaware in 1934. Our principal executive offices are located at 929 Long Bridge Drive, Arlington, Virginia 22202, and our telephone number is (703) 465-3500.

General information about us can be found at www.boeing.com. The information contained on or connected to our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this or any other report filed with the Securities and Exchange Commission (SEC). Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments to those reports, are available free of charge through our website as soon as reasonably practicable after we file them with, or furnish them to, the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including Boeing.

Cautionary Note About Forward-Looking Statements

This report, as well as our annual report to shareholders, quarterly reports and other filings we make with the SEC, press and earnings releases and other written and oral communications, contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "should," "expects," "intends," "projects," "plans," "believes," "estimates," "targets," "anticipates" and other similar words or expressions, or the negative thereof, generally can be used to help identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future financial condition and operating results, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on expectations and assumptions that we believe to be reasonable when made, but that may not prove to be accurate.

Forward-looking statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors, including those set forth in the "Risk Factors" section below and other important factors disclosed in this report and from time to time in our other filings with the SEC, could cause actual results to differ materially and adversely from these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we assume no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.

Item 1A. Risk Factors

An investment in our securities involves risks and uncertainties, including those described below, which can materially affect our business, financial position, results of operations and cash flows. These risk factors should be carefully reviewed in conjunction with the other information in this report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes. Due to risks and uncertainties, known and unknown, our past financial results may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to Our Business and Operations

We depend heavily on commercial airlines, subjecting us to unique risks.

Market conditions have a significant impact on demand for our commercial aircraft and related services. The commercial aircraft market is predominantly driven by long-term trends in airline passenger and cargo traffic. The principal factors underlying long-term traffic growth are sustained economic growth and political stability in both developed and emerging markets. Demand for our commercial aircraft is further influenced by additional factors including airline profitability, availability of aircraft financing, trade policies, geopolitics, technological advances, price and other competitive factors, fuel prices, inflationary pressures, terrorism, pandemics, epidemics, sustainability-related preferences, environmental regulations, and reputational factors. Historically, the airline industry has been cyclical and very competitive and has experienced significant profit swings and constant challenges to be more cost competitive. Significant deterioration in the global economic environment, the airline industry generally or the financial stability of one or more of our major customers could result in fewer new orders for aircraft or services, or could cause customers to seek to postpone or cancel contractual orders and/or payments to us, which could result in lower revenues, profitability and cash flows and a reduction in our contractual backlog. In addition, because our commercial aircraft backlog consists of aircraft scheduled for delivery over a period of several years, any of these macroeconomic, industry or customer impacts could affect deliveries over a long period.

We enter into firm fixed-price aircraft sales contracts with indexed price escalation clauses, which subjects us to losses if we have cost overruns or if increases in our costs exceed the applicable escalation rate. Commercial aircraft sales contracts are typically entered into years before the aircraft are delivered. In order to help account for economic fluctuations between the contract date and delivery date, aircraft pricing generally consists of a fixed amount as modified by price escalation formulas derived from labor, commodity and other price indices. Our revenue estimates are based on current expectations with respect to these escalation formulas, but the actual escalation amounts are outside of our control. Escalation factors can fluctuate significantly from period to period. Changes in escalation amounts can significantly impact revenues and operating margins in our BCA business.

We derive a significant portion of our revenues from a limited number of commercial airlines. We can make no assurance that any customer will exercise purchase options, fulfill existing purchase commitments or purchase additional products or services from us. In addition, fleet decisions, airline consolidations or financial challenges involving any of our major commercial airline customers could significantly reduce our revenues and limit our opportunity to generate profits from those customers. Airlines also are experiencing increased fuel and other costs, and the global economy has experienced and may continue to experience high inflation.

Our Commercial Airplanes business depends on our ability to maintain a healthy production system, ensure every airplane in our production system conforms to exacting specifications,

achieve planned production rate targets, successfully develop and certify new aircraft or new derivative aircraft, and meet or exceed stringent performance and reliability standards.

The commercial aircraft business is extremely complex, involving extensive coordination and integration with suppliers, highly-skilled labor performed by thousands of employees of ours and other partners, and stringent and evolving regulatory requirements and performance and reliability standards. We have experienced and may continue to experience production quality issues, including in our supply chain.

For example, as a result of the Alaska Airlines 737-9 accident in January 2024, the FAA investigated the 737 quality control system, including Spirit, and increased its oversight of our production and quality and safety management systems. The FAA identified multiple instances where we and Spirit failed to comply with manufacturing quality control requirements. As part of our plan to improve safety and quality and to address the issues identified by the FAA, we slowed 737 production rates and delayed planned production rate increases to reduce traveled work in our factory and at our suppliers. These actions significantly impacted our financial position, results of operations and cash flows during the year ended December 31, 2024, and are expected to continue to impact our financial position, results of operations and cash flows as we work to increase production and improve factory performance.

The introduction of new aircraft programs and/or derivatives, such as the 777X, 737-7 and 737-10, involves risks associated with meeting development, testing, certification and production schedules. We are following the lead of the FAA as we work through the certification process, and the FAA will ultimately determine the timing of certification and entry into service. There have been delays on each of these development programs and if we experience additional delays in achieving certification, our financial position, results of operations and cash flows would be adversely impacted.

A number of our customers have contractual remedies, including compensation for late deliveries or rights to reject individual airplane deliveries based on delivery delays. Delays on the 737, 777X and 787 programs have resulted in, and may continue to result in, customers having the right to terminate orders, be compensated for late deliveries and/or substitute orders for other Boeing aircraft.

We must minimize disruption caused by production changes, achieve operational stability and implement productivity improvements in order to meet customer demand and maintain our profitability. We have previously announced plans to adjust production rates on several of our commercial aircraft programs. In addition, we continue to seek opportunities to reduce the costs of building our aircraft, including working with our suppliers to reduce supplier costs, identifying and implementing productivity improvements and optimizing how we manage inventory. If production rate changes at any of our commercial aircraft assembly facilities are delayed or create significant disruption to our production system, or if our suppliers cannot timely deliver components that comply with design specifications to us at the cost and rates necessary to achieve our targets, we may be unable to meet delivery schedules and/or the financial performance of one or more of our programs may suffer.

Operational challenges impacting the production system for one or more of our commercial aircraft programs could result in additional production delays and/or failure to meet customer demand for new aircraft, either of which would negatively impact our revenues and operating margins. Our commercial aircraft production system is extremely complex. Operational issues, including delivery and/or certification delays or defects in supplier components, failure to meet internal performance plans, or delays or failures to achieve required regulatory approval, results in additional out-of-sequence work and increased production costs, as well as delayed deliveries to customers, impacts to aircraft performance and/or increased warranty or fleet support costs. We and our suppliers are experiencing supply chain disruptions and constraints, labor instability and inflationary pressures. We continue to monitor the health and stability of the supply chain. These factors have and may continue to reduce overall productivity and adversely impact our financial position, results of operations and cash flows.

If our commercial aircraft fail to satisfy performance and reliability requirements and/or potentially required sustainability standards, we could face additional costs and/or lower revenues. Developing and manufacturing commercial aircraft that meet or exceed our performance and reliability standards and/or potentially required sustainability standards, as well as those of customers and regulatory agencies, is costly and technologically challenging. These challenges are particularly significant with newer aircraft programs. Any failure of any Boeing aircraft to satisfy performance or reliability requirements could result in disruption to our operations, higher costs and/or lower revenues.

Changes in levels of U.S. government defense spending or acquisition priorities, as well as significant delays in U.S. government appropriations, could negatively impact our business, financial position and results of operations.

We derive a substantial portion of our revenue from the U.S. government, primarily from defense related programs with the United States Department of Defense (U.S. DoD) and contracts with other government agencies, including NASA. Levels of U.S. defense spending are very difficult to predict and may be impacted by numerous factors such as the evolving nature of the national security threat environment, U.S. national security strategy, U.S. foreign policy, the domestic political environment, macroeconomic conditions and the ability of the U.S. government to enact relevant legislation such as authorization and appropriations bills. The government may also constrain discretionary spending by instituting enforceable spending caps.

The timeliness of annual appropriations for U.S. government departments and agencies remains a recurrent risk. Congress may fund government departments and agencies with one or more continuing resolutions, which could delay new programs or competitions and/or negatively impact the execution of certain program activities. A lapse in appropriations for government departments or agencies would result in a full or partial government shutdown, which could impact our operations. In the event of a prolonged shutdown, requirements to furlough employees in the U.S. DoD, the Department of Transportation, including the FAA, or other government agencies could result in payment delays, impair our ability to deliver commercial airplanes or perform work on existing contracts, delays in the certification of new aircraft or otherwise impact our operations, negatively impact future orders, and/or cause other disruptions or delays. There is uncertainty regarding which government functions would shut down or continue operations during a lapse in appropriations, and corresponding uncertainty regarding the extent or magnitude of potential impacts to our operations. For additional information on U.S. government appropriations and budgets, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Additional Considerations – U.S. Government Funding" on page 31 of this Form 10-K.

In addition, there continues to be uncertainty with respect to future acquisition priorities and program-level appropriations for the U.S. DoD and other government agencies (including NASA), including changes to national security and defense priorities, and tension between modernization investments, sustainment investments, and investments in new technologies or emergent capabilities. Future investment priority changes or budget cuts, including changes associated with the authorizations and appropriations process, could result in reductions, cancellations, and/or delays of existing contracts or programs or future program opportunities. Any of these impacts could have a material effect on our financial position, results of operations and/or cash flows.

As a result of the significant ongoing uncertainty with respect to both U.S. defense spending and the evolving nature of the national security threat environment, we also expect the U.S. DoD to continue to emphasize affordability, innovation, cybersecurity and delivery of technical data and software in its procurement processes, including the implementation of cybersecurity compliance requirements on the Defense Industrial Base, for which the supply chain may not be fully prepared. If we and our suppliers are unable to adjust to these changing acquisition priorities and policies, our revenues and market share could be impacted.

Our ability to deliver products and services that satisfy customer requirements is heavily dependent on the performance and financial stability of our subcontractors and suppliers, as well as on the availability of highly skilled labor, raw materials and other components.

We rely on other companies, including U.S. and non-U.S. subcontractors and suppliers, to provide and produce raw materials, integrated components and sub-assemblies, and production commodities and to perform some of the services that we provide to our customers. Many of our suppliers are experiencing inflationary pressures, as well as resource constraints and disruptions due to production quality issues, global supply chain constraints, and labor instability. If one or more of our suppliers or subcontractors continue to experience financial difficulties, delivery delays or other performance problems, we may be unable to meet commitments to our customers and our financial position, results of operations and cash flows may continue to be adversely impacted. In addition, if one or more of the raw materials on which we depend (such as aluminum, titanium or composites) becomes unavailable to us or our suppliers, or is available only at very high prices, including as a result of increased tariffs and trade restrictions, or has quality issues or defects, we may be unable to deliver one or more of our products in a timely fashion or at budgeted costs. In some instances, we depend upon a single source of supply. Any service disruption from one of these suppliers, either due to circumstances beyond the supplier's control, such as geopolitical developments, or as a result of performance problems or financial difficulties, could have a material adverse effect on our ability to meet commitments to our customers or increase our operating costs.

Some of our and our suppliers' workforces are represented by labor unions. Work stoppages by our employees have adversely affected and could continue to adversely affect our business, financial condition, results of operations and/or cash flows. Future work stoppages by our or our suppliers' employees could also adversely impact our business.

Approximately 58,000 employees, which constitute 34% of our total workforce, were union represented as of December 31, 2024 under collective bargaining agreements with varying durations and expiration dates. As of December 31, 2024, we had 9 unions in the U.S. with 27 independent agreements and 18 employee representative bodies internationally, and we cannot predict how stable our union relationships will be or whether we will be able to meet the unions' requirements. On September 12, 2024, our contract with IAM 751, which represents over 30,000 Boeing manufacturing employees primarily located in Washington state, expired and 96% of IAM 751 members voted to initiate a strike. On November 4, 2024, members of IAM 751 voted to ratify a new contract, thereby ending the strike. As a result of the strike, production of our commercial aircraft, other than the 787 production in Charleston, and certain of our Defense, Space & Security products halted, adversely impacting our business and financial position. Net cash used by operating activities for the year ended December 31, 2024, was $12.1 billion and we expect further negative operating cash flows to continue in future quarters as we work to ramp up production and deliveries. The new contract with IAM 751 and pay enhancements for certain non-union employees is adversely impacting our financial position, results of operations and cash flows. We may experience additional work stoppages in the future, which could adversely affect our business.

The unions may also limit our flexibility in managing our workforce and operations. Union actions at suppliers also affect us. Work stoppages and instability in our union relationships delay the production and/or development of our products, which could strain relationships with customers and result in lower revenues.

Competition within our markets and with respect to our products and services may reduce our future contracts and sales.

The markets in which we operate are highly competitive and one or more of our competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than we do in some areas. In our BCA business, we face aggressive international competition intent on increasing market share. In our BDS business, we anticipate that the effects of defense industry consolidation, shifting acquisition and budget priorities, and continued cost pressure at our U.S. DoD and non-U.S. customers will intensify competition for many of our BDS products. Our BGS segment faces competition from many of the same strong U.S. and non-U.S. competitors facing BCA and BDS. Furthermore, we are facing increased international competition and cross-border consolidation of competition, and U.S. procurement and compliance requirements that could limit our ability to be cost-competitive in the international market. There can be no assurance that we will be able to compete successfully against our current or future competitors or that the competitive pressures we face will not result in reduced revenues and market share.

We derive a significant portion of our revenues from non-U.S. sales and are subject to the risks of doing business in other countries.

In 2024, non-U.S. customers, which include foreign military sales (FMS), accounted for approximately 46% of our revenues. We expect that non-U.S. sales will continue to account for a significant portion of our revenues for the foreseeable future. We are subject to risks of doing business internationally, including:

- changes in regulatory requirements or other executive branch actions, such as Executive Orders;

- changes in the global trade environment, including potential deterioration in geopolitical or trade relations between countries;

- disputes with authorities in non-U.S. jurisdictions, including international trade authorities;

- tariffs, duties or penalties attributable to the importation of raw materials, parts, products and services, which could impact sales and/or delivery of products and services outside the U.S. and/or impose costs on us, our suppliers or our customers;

- changes to U.S. and non-U.S. government policies, including sourcing restrictions, requirements to expend a portion of program funds locally and governmental industrial cooperation or participation requirements;

- fluctuations in international currency exchange rates;

- volatility in international political and economic environments and changes in non-U.S. national priorities and budgets, which can lead to delays or fluctuations in orders;

- the complexity and necessity of using non-U.S. representatives and consultants;

- the uncertainty of the ability of non-U.S. customers to finance purchases, including the availability of financing from the Export-Import Bank of the United States;

- uncertainties and restrictions concerning the availability of funding credit or guarantees;

- imposition of domestic and international taxes, export controls, tariffs, embargoes, sanctions and other trade restrictions;

- the difficulty of management and operation of an enterprise spread over many countries;

- compliance with a variety of non-U.S. laws, as well as U.S. laws affecting the activities of U.S. companies abroad; and

- unforeseen developments and conditions, including terrorism, war, epidemics and international tensions and conflicts.

While the impact of these factors is difficult to predict, any one or more of these factors could adversely affect our operations in the future. For example, since 2018, the U.S. and China have imposed tariffs on each other's imports. Certain aircraft parts and components that Boeing procures are subject to these tariffs. We are mitigating import costs through Duty Drawback Customs procedures. Overall, the U.S.-China trade relationship remains stalled as economic and national security concerns continue to be a challenge. China is a significant market for commercial aircraft and we have long-standing relationships with our Chinese customers, who represent a key component of our commercial aircraft backlog. If we are unable to deliver aircraft to customers in China consistent with our assumptions and/or obtain additional orders from China in the future, we may experience reduced deliveries and/or lower market share. Impacts from future potential deterioration in geopolitical or trade relations between the U.S. and one or more other countries could have a material adverse impact on our financial position, results of operations and/or cash flows.

We use estimates and make assumptions in accounting for contracts and programs. Changes in our estimates and/or assumptions could adversely affect our future financial results.

Contract and program accounting require judgment relative to assessing risks, estimating revenues and costs and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts and programs, the estimation of total revenues and cost at completion is complicated and subject to many variables. Assumptions have to be made regarding the length of time to complete the contract or program because costs also include expected increases in wages and employee benefits, material prices and allocated fixed costs. Incentives or penalties related to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information for us to assess anticipated performance. Customer and supplier claims and assertions are also assessed and considered in estimating revenues, costs and profit rates. Estimates of future award fees are also included in revenues and profit rates.

With respect to each of our commercial aircraft programs, inventoriable production costs (including overhead), program tooling and other non-recurring costs and routine warranty costs are accumulated and charged as cost of sales by program instead of by individual units or contracts. A program consists of the estimated number of units (accounting quantity) of a product to be produced in a continuing, long-term production effort for delivery under existing and anticipated contracts limited by the ability to make reasonably dependable estimates. To establish the relationship of sales to cost of sales, program accounting requires estimates of (a) the number of units to be produced and sold in a program, (b) the period over which the units can reasonably be expected to be produced and (c) the units' expected sales prices, production costs, program tooling and other non-recurring costs, and routine warranty costs for the total program. Changes to customer or model mix, production costs and rates, learning curve, changes to price escalation indices, costs of derivative aircraft, supplier performance, customer and supplier negotiations/settlements, supplier claims and/or certification issues can impact these estimates. Estimation of the accounting quantity for a program takes into account several factors including firm orders, letters of intent from prospective customers and market studies. In addition, on development programs such as the 777X, 737-7 and 737-10, we are subject to risks with respect to the timing and conditions of aircraft certification, including potential gaps between when aircraft are certified in various jurisdictions, changes in certification processes and our estimates with respect to the timing of future certifications, which could have an impact on overall program status. Any such change in estimates relating to program accounting may adversely affect future financial performance.

Because of the significance of the judgments and estimation processes described above, materially different revenues and profit amounts could be recorded if we used different assumptions, revised our estimates, or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect future period financial performance. For additional information on our accounting policies for recognizing sales and profits, see our discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical

Accounting Estimates – Accounting for Long-term Contracts/Program Accounting" on pages 49 - 51 and Note 1 to our Consolidated Financial Statements on pages 60 - 70 of this Form 10-K.

Our pending acquisition of Spirit AeroSystems Holdings, Inc. (Spirit) subjects us to various risks and uncertainties, including risks that we may not complete the acquisition or realize the anticipated benefits in the expected timeframe or at all.

On June 30, 2024, we entered into an Agreement and Plan of Merger (Merger Agreement) to acquire Spirit in an all-stock transaction that will include the assumption of Spirit's net debt at closing. Completion of our acquisition of Spirit is subject to a number of conditions set forth in the Merger Agreement. On January 31, 2025, Spirit's stockholders approved the Merger Agreement and the related transactions. Some of the remaining conditions, such as certain regulatory approvals and the ability of Spirit to enter into definitive agreements relating to the disposition of Spirit operations related to certain Airbus commercial work packages and consummate the related transactions, are beyond our control, which make the completion of our acquisition of Spirit (and the timing thereof) uncertain. In addition, if Spirit or Boeing exercise certain termination rights included in the Merger Agreement, the acquisition will not be consummated. Furthermore, the governmental authorities from which regulatory approvals related to the acquisition are required may impose burdensome or unacceptable conditions on the completion of the acquisition, require changes to the terms of the Merger Agreement, or prevent or delay the consummation of the acquisition. If the acquisition is not completed, our ongoing business may be adversely affected and we will be subject to a number of risks, including expenditure of time and resources, negative reactions from stakeholders, and potential stock price fluctuations. If we are successful in completing the acquisition, we will be subject to other risks, including those related to the assumption of Spirit's net debt and other obligations at closing, which could adversely impact our financial position, results of operations and cash flows. Difficulties in integrating Spirit may result in the failure to realize anticipated benefits of the acquisition (including anticipated synergies and quality improvements) in the expected timeframe or at all, as well as operational challenges, the diversion of management's attention from other ongoing business concerns, and unforeseen expenses, which may have an adverse impact on our operations and our financial position, results of operations, and cash flows. For additional information on the acquisition, see Note 2 to our Consolidated Financial Statements.

We may not realize the anticipated benefits of mergers, acquisitions, joint ventures/strategic alliances or divestitures.

As part of our business strategy, we may merge with or acquire businesses and/or form joint ventures and strategic alliances. Whether we realize the anticipated benefits from these acquisitions, including our acquisition of Spirit, and related activities depends, in part, upon our ability to integrate the operations of the acquired business, the performance of the underlying product and service portfolio, and the performance of the management team and other personnel of the acquired operations. Accordingly, our financial results could be adversely affected by unanticipated performance issues, legacy liabilities, cybersecurity issues or vulnerabilities, transaction-related charges, amortization of expenses related to intangibles, charges for impairment of long-term assets, credit guarantees, partner performance and indemnifications. Consolidations of joint ventures could also impact our reported results of operations or financial position. We also may make strategic divestitures from time to time. These transactions may result in continued financial involvement in the divested businesses, such as through guarantees or other financial arrangements, following the transaction. Nonperformance by those divested businesses could affect our future financial results through additional payment obligations, higher costs or asset write-downs.

Risks Related to Our Contracts

We conduct a significant portion of our business pursuant to U.S. government contracts, which are subject to unique risks.

In 2024, 42% of our revenues were earned pursuant to U.S. government contracts, which include Foreign Military Sales (FMS) through the U.S. government. Business conducted pursuant to such contracts is subject to extensive procurement regulations and other unique risks.

Our sales to the U.S. government are subject to extensive procurement regulations, and changes to those regulations could increase our costs. New procurement regulations or climate or cyber-related contractual disclosures, or changes to existing requirements, could increase our compliance costs or otherwise have a material impact on the operating margins of our BDS and BGS businesses. These requirements may also result in withheld payments and/or reduced future business if we fail to comply. For example, proposals to raise domestic content thresholds for our U.S. government contracts could have negative impacts on our business. Compliance costs attributable to current and potential future procurement regulations such as these could negatively impact our financial position, results of operations and/or cash flows.

The U.S. government may modify, curtail or terminate one or more of our contracts. The U.S. government contracting party may modify, curtail or terminate its contracts and subcontracts with us, without prior notice and either at its convenience or for default based on performance. In addition, funding pursuant to our U.S. government contracts may be reduced or withheld as part of the U.S. Congressional appropriations process due to changes in U.S. national security strategy and/or priorities, fiscal constraints, including enforceable spending caps, a sequester or a lack of funding available to pay incurred obligations, or for other reasons. Further uncertainty with respect to ongoing programs could result in the U.S. government financing its operations through temporary funding measures such as "Continuing Resolutions" rather than full-year appropriations. Any loss or anticipated loss or reduction of expected funding and/or modification, curtailment or termination of one or more large programs could have a material adverse effect on our financial position, results of operations and/or cash flows.

We are subject to U.S. government inquiries and investigations, including periodic audits of costs that we determine are reimbursable under U.S. government contracts. U.S. government agencies, including the Defense Contract Audit Agency and the Defense Contract Management Agency, routinely audit government contractors. These agencies review our performance under contracts, cost structure and compliance with applicable laws, regulations and standards, as well as the adequacy of and our compliance with our internal control systems and policies. Any costs found to be misclassified or inaccurately allocated to a specific contract will be deemed non-reimbursable, and to the extent already reimbursed, must be refunded. Any inadequacies in our systems and policies could result in withholds on billed receivables, penalties and reduced future business. Furthermore, if any audit, inquiry or investigation uncovers improper or illegal activities, we could be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with the U.S. government. We also could suffer reputational harm if allegations of impropriety were made against us, even if such allegations are later determined to be false.

We enter into fixed-price contracts, which could subject us to losses if we have cost overruns.

Our BDS and BGS defense businesses generated approximately 54% and 63% of their 2024 revenues from fixed-price contracts. Fixed-price development contracts subject us to the risk of reduced margins or incurring losses if we are unable to achieve estimated costs and revenues. If our estimated costs exceed our estimated price, we recognize reach-forward losses which can significantly affect our reported results. For example, during the year ended December 31, 2024, BDS recorded $5.0 billion of additional losses on its five most significant fixed-price development programs (KC-46A Tanker, T-7A Red Hawk, Commercial Crew, VC-25B Presidential Aircraft, and MQ-25). We continue to experience production disruptions and inefficiencies due to technical challenges, supplier disruption and factory performance. These factors have contributed to significant earnings charges on a number of fixed-price development programs which are expected to adversely affect cash flows in future periods, and may result in future earnings charges and adverse cash flow effects. Higher supplier pricing, the IAM 751 work stoppage, higher labor costs and an inexperienced workforce also contributed to earnings charges and lower earnings in 2024. New programs could also have risk for reach-forward loss upon contract award and during the period of contract performance. The long-term nature of many of our contracts makes the process of estimating costs and revenues on fixed-price contracts inherently risky. Fixed-price contracts often contain price incentives and penalties tied to performance, which can be difficult to estimate and have significant impacts on margins. In addition, some of our contracts have specific provisions relating to cost, schedule and performance.

Estimating costs to complete fixed-price development contracts is generally subject to more uncertainty than fixed-price production contracts. Many of these development programs have highly complex designs and technical challenges. In addition, technical or quality issues could lead to schedule delays and cost impacts, which could increase our estimated cost to perform the work or reduce our estimated price, either of which could result in a material charge or otherwise adversely affect our financial condition.

We enter into cost-type contracts, which also carry risks.

Our BDS and BGS defense businesses generated approximately 46% and 37% of their 2024 revenues from cost-type contracting arrangements. Some of these are development programs that have complex design and technical challenges. These cost-type programs typically have award or incentive fees that are subject to uncertainty and may be earned over extended periods. In these cases the associated financial risks are primarily reduced award or incentive fees, lower profit rates or program cancellation if cost, schedule or technical performance issues arise. Examples of programs with cost-type contracts include Ground-based Midcourse Defense, Proprietary and Space Launch System programs.

We enter into contracts that include in-orbit incentive payments that subject us to risks.

Contracts in the commercial satellite industry and certain government satellite contracts include in-orbit incentive payments. These in-orbit payments may be paid over time after final satellite acceptance or paid in full prior to final satellite acceptance. In both cases, the in-orbit incentive payment is at risk if the satellite does not perform to specifications for up to 15 years after acceptance. The net present value of in-orbit incentive fees we ultimately expect to realize is recognized as revenue in the construction period. If the satellite fails to meet contractual performance criteria, customers will not be obligated to continue making in-orbit payments and/or we may be required to provide refunds to the customer and incur significant charges.

Risks Related to Technology, Security and Business Disruptions

Managing a complex, global IT infrastructure exposes us to a variety of risks that could negatively impact our business.

Our company runs on a complex global technology infrastructure consisting of millions of physical and digital systems dispersed around the world and managed by different parts of the business. This decentralized model exposes us to a variety of risks. For example, integrating and maintaining interoperability across numerous, geographically dispersed systems may result in inefficiencies, increased costs, and operational disruptions. Further, ineffective monitoring or inconsistent policies across systems may result in errors, fraud, or noncompliance with regulatory requirements. Decentralized systems also may increase the risk of unauthorized access, data breaches, or noncompliance with data privacy laws and other regulatory requirements governing the handling and control of sensitive data.

Compromised or unauthorized access of our, our customers' and/or our suppliers' systems or data could negatively impact our business.

We face various cybersecurity threats, including attempts to gain unauthorized access to our systems and networks, denial-of-service attacks, threats to our information technology infrastructure, ransomware and phishing attacks, and attempts to gain unauthorized access to our company-, customer- and employee-sensitive information. These threats come from a variety of actors some of which are highly organized and sophisticated such as nation-state actors and criminal enterprises. In addition, the techniques used in cyberattacks evolve rapidly, including from emerging technologies, such as advanced forms of automation and artificial intelligence. As cyber threats increase in volume and sophistication, the risk to the security of these systems and networks – and to the confidentiality, integrity, and availability of the data they house – continues to evolve, requiring constant vigilance and concerted, company-wide risk management efforts.

A cyber-related attack or security breach, whether experienced directly or through our supply chain or third party-service providers, could, among other serious consequences, result in loss of intellectual property; allow unauthorized access to or cause the publication of various categories of sensitive, proprietary or customer data; cause disruption or degradation of our business operations; compromise our products or services; and/or result in reputational harm. There is no guarantee that our controls, policy enforcement mechanisms, monitoring systems or contractual arrangements will be sufficient to prevent or mitigate the risk of cyber-related attack or incident, or allow us to detect, report or respond adequately in a timely manner.

We have experienced, and may in the future experience, whether directly or through our supply chain, third-party service providers or other channels, cyber-related incidents. While prior cyber-related attacks and incidents (including those at our wholly-owned subsidiaries Boeing Distribution, Inc. in 2023 and Jeppesen, Inc. in 2022) have not materially affected our business strategy, results of operations or financial condition, there is no guarantee that a future cyber-related attack or incident would not result in significant operational, regulatory, or financial impacts that could materially affect our business strategy, results of operations or financial condition.

In addition, we manage information and information technology systems for certain customers and suppliers. Many of these customers and suppliers face similar security threats. If we were unable to protect against the unauthorized access, release or corruption of our customers' or suppliers' confidential, classified or personally identifiable information, we could suffer a loss of business, face regulatory actions or face financial or other losses that could materially affect our business strategy, results of operations or financial condition.

Business disruptions could seriously affect our future sales and financial condition or increase our costs and expenses.

Our business may be impacted by disruptions including threats to physical security or our information technology systems, extreme weather (including effects of climate change) or other acts of nature, and pandemics or other public health crises. Any of these disruptions could affect our internal operations or our suppliers' operations and delay delivery of products and services to our customers. Any significant production delays, or any destruction, manipulation or improper use of Boeing's or our suppliers' data, information systems or networks could impact our sales, increase our expenses and/or have an adverse effect on the reputation of Boeing and of our products and services.

Risks Related to Legal and Regulatory Matters

The outcome of litigation and of government inquiries and investigations involving our business is unpredictable, and an adverse decision in any such matter could have a material effect on our financial position and results of operations.

We are involved in a number of litigation matters. These matters divert financial and management resources that would otherwise be used to benefit our operations. No assurances can be given that the results of these matters will be favorable to us. An adverse resolution of any of these lawsuits, or future lawsuits, could have a material impact on our financial position and results of operations. In addition, we are subject to extensive regulation under the laws of the United States and its various states, as well as other jurisdictions in which we operate and/or market our products. As a result, we are subject to government inquiries and investigations due, among other things, to our business relationships with the U.S. government, the heavily regulated nature of our industry, accidents involving our products and in the case of environmental proceedings, our current or past ownership of certain property. Any such inquiry or investigation could result in an adverse ruling against us, which could have a material impact on our financial position, results of operations and/or cash flows. For additional information about legal proceedings, investigations and inquiries, see Note 22 to our Consolidated Financial Statements.

Our operations expose us to the risk of material environmental liabilities.

We are subject to various U.S. federal, state, local and non-U.S. laws and regulations related to environmental protection, including the utilization, discharge, treatment, storage, disposal and remediation of pollutants, hazardous substances and wastes. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, as well as third-party claims for property damage or personal injury, if we were to violate or become liable under environmental laws or regulations. In some cases, we are subject to such costs due to environmental impacts attributable to our current or past manufacturing operations or the operations of companies we have acquired. In other cases, we are subject to such costs due to an indemnification agreement between us and a third party relating to such environmental liabilities. In all cases, our current liabilities and ongoing cost assessments are based on current laws and regulations. New laws and regulations, more stringent enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new remediation requirements could result in additional costs. For additional information relating to environmental contingencies, see Note 14 to our Consolidated Financial Statements.

We may be adversely affected by global climate change or by legal, regulatory or market responses to such change.

Increasing stakeholder environmental, social and governance (ESG) expectations, physical and transition risks associated with climate change, emerging ESG regulation, contractual requirements, and policy requirements may pose risk to our market outlook, brand and reputation, financial outlook, cost of capital, global supply chain and production continuity, which may impact our ability to achieve long-term business objectives. Changes in environmental and climate change laws or regulations could lead to additional operational restrictions and compliance requirements upon us or our products, require new or additional investments in production systems or product designs, result in additional carbon offset investments or otherwise negatively impact our business and/or competitive position. Increasingly stringent aircraft performance standards and requirements including but not limited to manufacturing and product air pollutant emissions, potential carbon pricing mechanisms, and sustainability disclosure requirements in the U.S. and other jurisdictions may result in increased costs or reputational risks and could limit our ability to manufacture and/or market certain of our products at acceptable costs, or at all. For example, certain jurisdictions including the State of California and the European Union have enacted legislation which require more stringent greenhouse gas emissions and climate risk reporting. Physical impacts of climate change, increasing global chemical restrictions and bans, and water and waste requirements may drive increased costs to us and our suppliers and impact our production continuity and data facilities.

From time to time, in alignment with our sustainability priorities, we establish and publicly announce goals and commitments to improve our environmental performance, within our products and/or operations. If we fail to achieve or inadequately report our progress toward achieving such goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.

Risks Related to Financing and Liquidity

We may be unable to effectively manage our liquidity, which could adversely affect our business, financial position and results of operations.

We depend, in part, on our ability to successfully access the capital and financial markets to fund our operations and contractual commitments. Net cash used by operating activities for the year ended December 31, 2024 was $12.1 billion and we expect negative operating cash flows to continue in future quarters as we work to ramp up commercial airplanes production. As of December 31, 2024, our debt totaled $53.9 billion, of which approximately $13.6 billion of principal payments on outstanding debt are scheduled to become due over the next three years, and our airplane financing commitments totaled $17.1 billion. In addition, we will assume Spirit's net debt upon the closing of our acquisition of Spirit, which is expected to occur later this year. We also expect to require up to $345 million of cash per year for the payment of dividends on the outstanding shares of our 6.00% Series A Mandatory Convertible Preferred Stock (Mandatory convertible preferred stock), through the mandatory conversion date of October 15, 2027. Dividends accumulate at a rate per annum equal to 6.00% on the liquidation preference thereof, which is $1,000.00 per share, payable when, as and if declared by our Board of Directors. The dividends, if declared, can be paid in cash, or subject to certain limitations, in shares of our common stock, or a combination of both. Any unpaid dividends will continue to accumulate. If dividends have not been declared and paid for six or more dividend periods, whether or not for consecutive dividend periods, the holders of such shares of Mandatory convertible preferred stock, will be entitled at our next annual or special meeting of shareholders to vote for the election of two additional members of our Board of Directors, subject to certain limitations. If we require additional capital to support our operations, pay off existing debt, address impacts to our business related to market developments, fund dividend payments or outstanding financing commitments or meet other business requirements, we may need to refinance or restructure our debt, reduce or delay capital investments, or issue equity, equity-linked or debt securities, and these activities could have terms that are unfavorable or could be dilutive. If we are unable to access the capital or financial markets at competitive rates, on terms acceptable to us or in sufficient amounts, or if we experience an increase in our borrowing costs or otherwise fail to manage our liquidity effectively, our business, financial position and results of operations would be adversely affected.

We have in the past experienced and could in the future experience further downgrades in our credit ratings. Any such downgrades, as well as other factors including disruptions or declines in the global capital markets, a decline in our financial performance or outlook, a delay in our ability to ramp up production and deliveries, and changes in demand for our products and services, could increase the cost of borrowing, jeopardize our ability to incur debt on terms acceptable to us, and negatively impact our access to the capital and financial markets and our ability to fund our operations and commitments. We cannot be assured that we will be able to maintain an investment grade rating, and any additional actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, may impact us in a similar manner and have a negative impact on our liquidity, financial position, and access to the capital or financial markets.

Substantial pension and other postretirement benefit obligations have a material impact on our earnings, shareholders' equity and cash flows from operations, and could have significant adverse impacts in future periods.

Many of our employees have earned benefits under defined benefit pension plans. Potential pension contributions include both mandatory amounts required under the Employee Retirement Income Security Act and discretionary contributions to improve the plans' funded status. The extent of future contributions depends heavily on market factors such as the discount rate and the actual return on plan assets. We estimate future contributions to these plans using assumptions with respect to these and other items. Changes to those assumptions could have a significant effect on future contributions as well as on our annual pension costs and/or result in a significant change to shareholders' equity. For U.S. government contracts, we allocate pension costs to individual contracts based on U.S. Cost Accounting Standards (CAS), which can also affect contract profitability. We also provide other postretirement benefits to certain of our employees, consisting principally of health care coverage for eligible retirees and qualifying dependents. Our estimates of future costs associated with these benefits are also subject to assumptions, including estimates of the level of medical cost increases. For a discussion regarding how our financial statements can be affected by pension and other postretirement plan accounting policies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates – Pension Plans" on page 51 of this Form 10-K. Although under Generally Accepted Accounting Principles in the United States of America (GAAP) the timing of periodic pension and other postretirement benefit expense and plan contributions are not directly related, the key economic factors that affect GAAP expense would also likely affect the amount of cash or stock we would contribute to our plans.

Our insurance coverage may be inadequate to cover all significant risk exposures.

We are exposed to liabilities that are unique to the products and services we provide. We maintain insurance for certain risks and, in some circumstances, we may receive indemnification from the U.S. government. The amount of our insurance coverage may not cover all claims or liabilities, and we may be forced to bear substantial costs. For example, liabilities arising from the use of certain of our products, such as aircraft technologies, space systems, spacecraft, satellites, missile systems, weapons, cybersecurity, border security systems, anti-terrorism technologies and/or air traffic management systems may not be insurable on commercially reasonable terms. While some of these products are shielded from liability within the U.S. under the SAFETY Act provisions of the 2002 Homeland Security Act, no such protection is available outside the U.S., potentially resulting in significant liabilities. The amount of insurance coverage we maintain may be inadequate to cover these or other claims or liabilities.

A significant portion of our customer financing portfolio is concentrated among certain customers and in certain types of Boeing aircraft, which exposes us to concentration risks.

A significant portion of our customer financing portfolio, which is comprised of financing receivables and operating lease equipment, is concentrated among certain customers and in distinct geographic regions. Our portfolio is also concentrated by varying degrees across Boeing aircraft product types, most notably 717 aircraft, and among customers that we believe have less than investment-grade credit. If one or more customers holding a significant portion of our portfolio assets experiences financial difficulties or otherwise defaults on or does not renew its leases with us at their expiration, and we are unable to redeploy the aircraft on reasonable terms, our financial position, results of operations and/or cash flows could be materially adversely affected.

The issuance of common stock upon the closing of the Spirit acquisition and upon conversion of our Mandatory convertible preferred stock, and the possibility of the sale or issuance of our common stock in the future, could cause dilution to the interests of our existing shareholders.

On the terms and subject to the conditions set forth in the Merger Agreement, each share of Spirit common stock will be exchanged for a number of shares of our common stock equal to an exchange ratio between 0.18 and 0.25, calculated as $37.25 divided by the volume weighted average share price of our shares over the 15-trading-day period ending on the second trading day prior to the closing (subject to a floor of $149.00 per share and a ceiling of $206.94 per share). In addition, unless earlier converted, each outstanding share of Mandatory convertible preferred stock will automatically convert for settlement on or about October 15, 2027, into between 5.8280 and 6.9940 shares of common stock, subject to customary anti-dilution adjustments. At any time prior to October 15, 2027, a holder of Mandatory convertible preferred stock may convert one share of such stock into a number of shares of common stock equal to the minimum conversion rate of 5.8280, subject to certain anti-dilution and other adjustments. In addition, a substantial number of shares of our common stock is reserved for issuance upon the exercise or settlement of equity awards. Collectively, these issuances or potential future issuances of common stock could be significant and will dilute the interests of our existing shareholders.

Our common stock ranks junior to the Mandatory convertible preferred stock with respect to dividends and amounts payable in the event of our liquidation, dissolution or winding-up of our affairs.

Our common stock ranks junior to the Mandatory convertible preferred stock with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up of our affairs. This means that, unless accumulated dividends have been paid or set aside for payment on all the outstanding Mandatory convertible preferred stock through the most recently completed dividend period, no dividends may be declared or paid on our common stock subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up of our affairs, no distribution of our assets may be made to holders of our common stock until we have paid to holders of the Mandatory convertible preferred stock a liquidation preference equal to $1,000.00 per share plus accumulated and unpaid dividends.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Our cybersecurity strategy prioritizes detection, analysis and response to known, anticipated or unexpected threats; effective management of security risks; and resiliency against incidents. Our cybersecurity risk management processes include technical security controls, policy enforcement mechanisms, monitoring systems, employee training, contractual arrangements, tools and related services from third-party providers, and management oversight to assess, identify and manage material risks from cybersecurity threats. We implement risk-based controls to protect our information, the information of our customers, suppliers, and other third parties, our information systems, our business operations, and our products and related services. We have adopted security-control principles based on the National Institute of Standards and Technology (NIST) Cybersecurity Framework, other industry-recognized standards, and contractual requirements, as applicable. We also leverage government partnerships, industry and government associations, third-party benchmarking, the results from regular internal and third-party audits, threat intelligence feeds, and other similar resources to inform our cybersecurity processes and allocate resources.

We maintain security programs that include physical, administrative and technical safeguards, and we maintain plans and procedures whose objective is to help us prevent and timely and effectively respond to cybersecurity threats or incidents. Through our cybersecurity risk management process, we continuously monitor cybersecurity vulnerabilities and potential attack vectors to company systems as well as our aerospace products and services, and we evaluate the potential operational and financial effects of any threat and of cybersecurity countermeasures made to defend against such threats. We continue to integrate our cyber practice into our Enterprise Risk Management program and our Compliance Risk Management program, both of which are overseen by our Board of Directors and provide central, standardized frameworks for identifying and tracking cyber-related business and compliance risks across the Company. Risks from cybersecurity threats to our products and services are also overseen by our Board of Directors. In addition, we periodically engage third-party consultants to assist us in assessing, enhancing, implementing, and monitoring our cybersecurity risk management programs and responding to any incidents.

As part of our cybersecurity risk management process, we conduct "tabletop" exercises during which we simulate cybersecurity incidents to ensure that we are prepared to respond to such an incident and to highlight any areas for potential improvement in our cyber incident preparedness. In addition, all employees are required to complete a mandatory cybersecurity training course on an annual basis and receive monthly phishing simulations to provide "experiential learning" on how to recognize phishing attempts.

We have established a cybersecurity supply chain risk management program, which is a cross-functional program that forms part of our Enterprise Risk Management program and is supported by our security, compliance, and supply chain organizations. Through this evolving program, we assess the risks from cybersecurity threats that impact select suppliers and third-party service providers with whom we share personal identifying and confidential information. We continue to evolve our oversight processes to mature how we identify and manage cybersecurity risks associated with the products or services we procure from such suppliers. We generally require our suppliers to adopt security-control principles based on industry-recognized standards.

We have experienced, and may in the future experience, whether directly or through our supply chain or other channels, cybersecurity incidents. While prior incidents have not materially affected our business strategy, results of operations or financial condition, and although our processes are designed to help prevent, detect, respond to, and mitigate the impact of such incidents, there is no guarantee that a future cyber incident would not materially affect our business strategy, results of operations or financial condition. See "Risks Related to Technology, Security and Business Disruptions" in "Risk Factors" on pages 14 - 15 of this Form 10-K.

Governance

Our Board of Directors has overall responsibility for risk oversight, with its committees assisting the Board in performing this function based on their respective areas of expertise. Our Board of Directors has delegated oversight of risks related to cybersecurity to two Board committees, the Audit Committee and the Aerospace Safety Committee, and each committee reports on its activities and findings to the full Board after each meeting. The Audit Committee is charged with reviewing our cybersecurity processes for assessing key strategic, operational, and compliance risks. Our Chief Information Digital Officer and Senior Vice President, Information Technology & Data Analytics (CIDO) and our Chief Security Officer (CSO) provide presentations to the Audit Committee on cybersecurity risks at each of its bimonthly meetings. These briefings include assessments of cyber risks, the threat landscape, updates on incidents, and reports on our investments in cybersecurity risk mitigation and governance. In addition, the Audit Committee has designated one of its members with expertise in cyber risk management to meet regularly with management and review our cybersecurity strategy and key initiatives and progress toward our objectives. In the event of a potentially material cybersecurity event, the Chair of the Audit Committee is notified and briefed, and meetings of the Audit Committee and/or full Board of Directors would be held, as appropriate. The Aerospace Safety Committee provides oversight of the risks from cybersecurity threats related to our aerospace products and services. The Aerospace Safety Committee receives regular updates and reports from senior management, including the Chief Engineer, the Chief Aerospace Safety Officer, and the Chief Product Security Engineer, who provide briefings on significant cybersecurity threats or incidents that may pose a risk to the safe operation of our aerospace products. Both committees brief the full Board on cybersecurity matters discussed during committee meetings, and the CIDO provides annual briefings to the Board on information technology and data analytics related matters, including cybersecurity.

At the management level, we have established a Global Security Governance Council (the Council) to further strengthen our cybersecurity risk management activities across the Company, including the prevention, detection, mitigation, and remediation of cybersecurity incidents. The Council is responsible for developing and coordinating enterprise cybersecurity policy and strategy, and for providing guidance to key management and oversight bodies.

Trent Cox, Vice President of Product and Business Operations, is serving as our interim CSO. In that role, he chairs the Council and is responsible for overseeing a unified security program that provides cybersecurity, fire and protection operations, physical security, insider threat, and classified security. Mr. Cox has over 25 years of experience in the aerospace and defense industry, including, prior to joining Boeing in 2024, Chief Information Officer of Raytheon UK, Deputy CIO and Executive Director of Collins Aerospace and Raytheon Intelligence and Space, and Executive Director for Program Execution for the Raytheon Missile Systems businesses. He reports directly to the CIDO and meets regularly with other members of senior management and the Audit Committee.

The Council also includes, among other senior executives, our CIDO, Chief Engineer, Chief Information Officer, Chief Aerospace Safety Officer and Chief Product Security Engineer, who each have several decades of business and senior leadership experience managing risks in their respective fields, collectively covering all aspects of cybersecurity, data and analytics, product security engineering, enterprise engineering, safety and the technical integrity of our products and services.

The Council meets monthly and updates key members of the Company's Executive Council on progress towards specific cybersecurity objectives. A strong partnership exists between Information Technology, Enterprise Security, Corporate Audit, and Law so that identified issues are addressed in a timely manner and incidents are reported to the appropriate regulatory bodies as required.

Item 2. Properties

We had approximately 94 million square feet of floor space on December 31, 2024 for manufacturing, warehousing, engineering, administration and other productive uses, of which approximately 86% was located in the United States. The following table provides a summary of the floor space by business as of December 31, 2024:

(Square feet in thousands)	Owned	Leased	Government Owned	Total
Commercial Airplanes	40,073	11,011		51,084
Defense, Space & Security	24,166	4,752		28,918
Global Services	1,256	7,354		8,610
Other[1]	2,158	3,099	315	5,572
Total	67,653	26,216	315	94,184

[1] Other includes sites used for corporate offices, enterprise research and development and common internal services.

At December 31, 2024, the combined square footage at the following major locations totaled more than 88 million square feet:

- Commercial Airplanes – Greater Seattle, WA; China; Greater Charleston, SC; Greater Los Angeles, CA; Greater Portland, OR; Greater Salt Lake City, UT; Australia; Canada; Malaysia; and Mexico

- Defense, Space & Security – Greater St. Louis, MO; Greater Seattle, WA; Greater Los Angeles, CA; Philadelphia, PA; Mesa, AZ; Huntsville, AL; Oklahoma City, OK; Heath, OH; Australia; Greater Washington, DC; Houston, TX; Kennedy Space Center and Greater Portland, OR

- Global Services – San Antonio, TX; Greater Dallas, TX; Jacksonville, FL; Great Britain; Greater Miami, FL; China; and Germany

- Other – India; Chicago, IL; Greater Los Angeles, CA; and Greater Washington, DC.

Most runways and taxiways that we use are located on airport properties owned by others and are used jointly with others. Our rights to use such facilities are provided for under long-term leases with municipal, county or other government authorities. In addition, the U.S. government furnishes us certain office space, installations and equipment at U.S. government bases for use in connection with various contract activities.

Item 3. Legal Proceedings

We incorporate by reference into this Item our disclosures made in Note 22 to our Consolidated Financial Statements.

Item 4. Mine Safety Disclosures

Not applicable

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The principal market for our common stock is the New York Stock Exchange where it trades under the symbol BA. As of January 27, 2025, there were 80,843 common shareholders of record.

Issuer Purchases of Equity Securities

The following table provides information about purchases we made during the quarter ended December 31, 2024, of our common stock, which is registered by us pursuant to Section 12 of the Exchange Act:

(Dollars in millions, except per share data)

	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares That May Yet be Purchased Under the Plans or Programs
10/1/2024 thru 10/31/2024	25,899	$152.30		
11/1/2024 thru 11/30/2024	738	151.66		
12/1/2024 thru 12/31/2024	39,360	161.89		
Total	65,997	$158.01		

[1] A total of 65,997 shares were transferred to us from employees in satisfaction of minimum tax withholding obligations associated with the vesting of restricted stock units during the period. We did not purchase any shares of our common stock in the open market pursuant to a repurchase program.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations and Financial Condition

Overview

We are a global market leader in the design, development, manufacture, sale, service and support of commercial jetliners, military aircraft, satellites, missile defense, human space flight and launch systems and services. We are one of the two major manufacturers of 100+ seat airplanes for the worldwide commercial airline industry and one of the largest defense contractors in the U.S. While our principal operations are in the U.S., we conduct operations in an expanding number of countries and rely on an extensive network of non-U.S. partners, key suppliers and subcontractors.

Our strategy is centered on successful execution in healthy core businesses – Commercial Airplanes (BCA), Defense, Space & Security (BDS) and Global Services (BGS). BCA is committed to being the leader in commercial aviation by offering airplanes and services that deliver superior design, safety, quality, efficiency and value to customers around the world. BDS integrates its resources in defense, intelligence, communications, security, space and services to deliver capability-driven solutions to customers at reduced costs. Our BDS strategy is to leverage our core businesses to capture key next-generation programs while expanding our presence in adjacent and international markets. BGS provides support for commercial and defense through innovative, comprehensive and cost-competitive product and service solutions.

On January 5, 2024, an Alaska Airlines 737-9 flight made an emergency landing after a mid-exit door plug detached in flight. Following the accident, the Federal Aviation Administration (FAA) grounded and required inspections of all 737-9 aircraft with a mid-exit door plug, which constituted the large majority of the approximately 220 737-9 aircraft in the in-service fleet. On January 24, 2024, the FAA approved an enhanced maintenance and inspection process that was required to be performed on each of the grounded 737-9 aircraft. Our 737-9 operators returned their fleets to service in the first quarter. All 737-9 aircraft in production are undergoing this same enhanced inspection process prior to delivery.

As a result of the accident, the FAA performed an investigation into the 737 quality control system. In the second quarter of 2024, we submitted a comprehensive safety and quality plan to the FAA to address the issues identified. As part of our plan to improve quality and safety and to address the issues identified, we slowed production rates and delayed planned production rate increases to reduce traveled work in our factory, as well as at our suppliers. We also began taking additional actions to improve safety and quality, which include investing in workforce training, simplifying plans and processes, eliminating defects, and enhancing our safety and quality culture.

The Alaska Airlines accident and our resulting actions, including slowing production, to improve compliance with our manufacturing quality control requirements significantly impacted our financial position, results of operations and cash flows during 2024.

On November 4, 2024, the International Association of Machinists and Aerospace Workers District 751 (IAM 751) voted to ratify a new contract, thereby ending the work stoppage initiated on September 13, 2024, which paused production of certain commercial aircraft models (737, 767, 777 and 777X aircraft) as well as production of commercial derivative aircraft for our Defense, Space & Security business (KC-46A Tanker and P-8A Poseidon). Production for all programs resumed in December 2024.

The IAM 751 work stoppage significantly reduced aircraft deliveries in the second half of 2024. The new contract with IAM 751 and pay enhancements for certain non-union employees is adversely impacting our financial position, results of operations and cash flows.

Business Environment and Trends

In 2024, global air traffic continued to expand beyond 2019 levels with domestic travel continuing to be the most robust and the single-aisle market following closely. International travel also surpassed pre-pandemic levels during 2024 and the wide-body market continues to improve with the international travel recovery. The transition in the international commercial market from recovery to normal market conditions is continuing to progress as China international travel remains below 2019 levels. We are experiencing strong demand from our airline customers globally.

We and our suppliers are experiencing supply chain disruptions as a result of production quality issues, global supply chain constraints, and labor instability. We and our suppliers are also experiencing inflationary pressures. We continue to monitor the health and stability of the supply chain. These factors have reduced overall productivity and adversely impacted our financial position, results of operations and cash flows.

Airline financial performance, which influences demand for new capacity, has benefited from the resilient demand for travel. The International Air Transport Association (IATA) is estimating 2024 industry-wide net profits of $31.5 billion, up from its forecast of $25.7 billion a year ago, primarily driven by North America, Europe and the Middle East. For 2025, IATA is forecasting $36.6 billion in net profits for the industry globally. The overall outlook continues to stabilize as we face uncertainties in the environment in the near- to medium-term as airlines are facing persistently high and volatile costs. The global economy is expecting a continued easing of inflation and interest rates, with regional economic and geopolitical difficulties adding uncertainty to the outlook and the financial viability of some airlines and regions.

The long-term outlook for the industry remains positive due to the fundamental drivers of air travel demand: economic growth, increasing propensity to travel due to increased trade, globalization and improved airline services driven by liberalization of air traffic rights between countries. Our Commercial Market Outlook forecast projects a 3.2% growth rate in the global fleet over a 20-year period. Based on long-term global economic growth projections of 2.6% in average annual gross domestic product, we project demand for approximately 43,975 new airplanes over the next 20 years. The industry remains vulnerable to exogenous developments including fuel price spikes, potential new or increased tariffs, changing energy policies, credit market shocks, acts of terrorism, natural disasters, conflicts, epidemics, pandemics and increased global environmental regulations.

At BDS, we continue to see stable demand reflecting the important role our products and services have in ensuring our national security. Outside of the U.S., we are seeing similar solid demand as governments prioritize security, defense technology and global cooperation given evolving threats. We continue to experience production disruptions and inefficiencies due to technical challenges, supplier disruption and factory performance. These factors have contributed to significant earnings charges on fixed-price development programs as well as on a number of mature programs which are continuing to adversely affect margins and cash flows.

At BGS, we expect commercial revenues to remain strong in future quarters as the commercial airline industry has largely recovered and transitions to growth. The demand outlook for our government services business remains stable.

Consolidated Results of Operations

The following table summarizes key indicators of consolidated results of operations:

(Dollars in millions, except per share data)

Years ended December 31,	**2024**	2023	2022
Revenues	**$66,517**	$77,794	$66,608
GAAP			
Loss from operations	**($10,707)**	($773)	($3,519)
Operating margins	**(16.1)%**	(1.0)%	(5.3)%
Effective income tax rate	**3.1 %**	(11.8)%	(0.6)%
Net loss attributable to Boeing shareholders	**($11,817)**	($2,222)	($4,935)
Diluted loss per share	**($18.36)**	($3.67)	($8.30)
Non-GAAP [1]			
Core operating loss	**($11,811)**	($1,829)	($4,662)
Core operating margins	**(17.8)%**	(2.4)%	(7.0)%
Core loss per share	**($20.38)**	($5.81)	($11.06)

[1] These measures exclude certain components of pension and other postretirement benefit expense. See pages 46 - 48 for important information about these non-GAAP measures and reconciliations to the most directly comparable GAAP measures.

Revenues

The following table summarizes Revenues:

(Dollars in millions)

Years ended December 31,	**2024**	2023	2022
Commercial Airplanes	**$22,861**	$33,901	$26,026
Defense, Space & Security	**23,918**	24,933	23,162
Global Services	**19,954**	19,127	17,611
Unallocated items, eliminations and other	**(216)**	(167)	(191)
Total	**$66,517**	$77,794	$66,608

Revenues decreased by $11,277 million in 2024 compared with 2023 driven by lower revenues at BCA and BDS, partially offset by higher revenues at BGS. BCA revenues decreased by $11,040 million primarily driven by lower deliveries across all programs and 737-9 customer considerations related to the January 2024 grounding. BDS revenues decreased by $1,015 million primarily due to higher net unfavorable cumulative contract catch-up adjustments on major fixed-price development programs. BGS revenues increased by $827 million primarily due to higher commercial services revenue.

Revenues increased by $11,186 million in 2023 compared with 2022 driven by higher revenues at all three operating segments. BCA revenues increased by $7,875 million primarily driven by higher 787 deliveries. BDS revenues increased by $1,771 million primarily due to higher revenues on fixed-price development programs. BGS revenues increased by $1,516 million primarily due to higher commercial services revenue driven by market recovery across the commercial portfolio.

We expect that revenues will continue to be significantly impacted until deliveries ramp up, the global supply chain stabilizes, and labor instability diminishes.

Loss From Operations

The following table summarizes Loss from operations:

(Dollars in millions)

Years ended December 31,	**2024**	2023	2022
Commercial Airplanes	**($7,969)**	($1,635)	($2,341)
Defense, Space & Security	**(5,413)**	(1,764)	(3,544)
Global Services	**3,618**	3,329	2,727
Segment operating loss	**(9,764)**	(70)	(3,158)
Unallocated items, eliminations and other	**(2,047)**	(1,759)	(1,504)
Pension FAS/CAS service cost adjustment	**811**	799	849
Postretirement FAS/CAS service cost adjustment	**293**	257	294
Loss from operations (GAAP)	**($10,707)**	($773)	($3,519)
FAS/CAS service cost adjustment[1]	**(1,104)**	(1,056)	(1,143)
Core operating loss (Non-GAAP)[2]	**($11,811)**	($1,829)	($4,662)

[1] The FAS/CAS service cost adjustment represents the difference between the FAS pension and postretirement service costs calculated under GAAP and costs allocated to the business segments.

[2] Core operating loss is a non-GAAP measure that excludes the FAS/CAS service cost adjustment. See pages 46 - 48.

Loss from operations increased by $9,934 million in 2024 compared with 2023. BCA loss from operations increased by $6,334 million primarily due to reach-forward losses on the 777X and 767 programs, 737-9 customer considerations related to the January 2024 grounding, lower deliveries, and lower margins driven by production disruption including the IAM 751 work stoppage and new agreement, and higher research and development expense, partially offset by lower abnormal production costs. BDS loss from operations increased by $3,649 million compared to the same period in 2023 primarily due to higher net unfavorable cumulative contract catch-up adjustments in 2024 on major fixed-price development programs. BGS earnings from operations increased by $289 million in 2024 compared with 2023 primarily due to higher commercial services revenue. Loss from operations on Unallocated items, eliminations and other increased by $288 million in 2024 primarily due to an increase in eliminations and other unallocated items expense, partially offset by an increase in share-based plans income.

Loss from operations decreased by $2,746 million in 2023 compared with 2022. BDS loss from operations decreased by $1,780 million compared to the same period in 2022, primarily due to a reduction in net unfavorable cumulative contract catch-up adjustments, which were $2,328 million better than the net unfavorable impact in the prior year. BCA loss from operations decreased by $706 million reflecting higher deliveries and lower period expenses including lower abnormal production costs, partially offset by higher spending on research and development. BGS earnings from operations increased by $602 million in 2023 compared with 2022 primarily due to higher commercial services revenue. Loss from operations on Unallocated items, eliminations and other increased by $255 million in 2023 primarily due to higher deferred compensation expense.

Core operating loss increased by $9,982 million in 2024 compared with 2023 and decreased by $2,833 million in 2023 compared with 2022 primarily due to changes in Segment operating loss as described above.

Unallocated Items, Eliminations and Other

The most significant items included in Unallocated items, eliminations and other (expense)/income are shown in the following table:

(Dollars in millions)

Years ended December 31,	2024	2023	2022
Share-based plans	$171	$62	($114)
Deferred compensation	(114)	(188)	117
Amortization of previously capitalized interest	(93)	(95)	(95)
Research and development expense, net	(377)	(315)	(278)
Eliminations and other unallocated items	(1,634)	(1,223)	(1,134)
Unallocated items, eliminations and other	($2,047)	($1,759)	($1,504)

Share-based plans income increased by $109 million in 2024 primarily due to fewer outstanding share-based awards in 2024 and the timing of corporate allocations. Share-based plans expense decreased by $176 million in 2023 primarily due to fewer share-based grants and the timing of corporate allocations.

Deferred compensation expense decreased by $74 million in 2024 primarily driven by changes in our stock price. Deferred compensation expense increased by $305 million in 2023 primarily driven by changes in broad stock market conditions.

Research and development expense increased by $62 million in 2024 and $37 million in 2023 primarily due to increased spending on enterprise product development.

Eliminations and other unallocated items expense increased by $411 million in 2024 primarily due to a second quarter earnings charge of $244 million that reflects a fine that would be paid if an agreement with the U.S. Department of Justice is approved by the federal district court. Eliminations and other unallocated items was largely unchanged in 2023 compared to 2022.

Net periodic pension benefit costs included in Loss from operations were as follows:

(Dollars in millions)	Pension		
Years ended December 31,	2024	2023	2022
Allocated to business segments	($816)	($801)	($852)
Pension FAS/CAS service cost adjustment	811	799	849
Net periodic pension benefit cost included in Loss from operations	($5)	($2)	($3)

The pension FAS/CAS service cost adjustment recognized in Loss from operations was largely consistent in 2024 compared with 2023 and decreased by $50 million in 2023 compared with 2022 due to changes in allocated pension cost year over year. Net periodic benefit cost included in Loss from operations in 2024 was largely consistent with 2023 and 2022.

For additional discussion related to Postretirement Plans, see Note 17 to our Consolidated Financial Statements.

Other Earnings Items

(Dollars in millions)

Years ended December 31,	2024	2023	2022
Loss from operations	($10,707)	($773)	($3,519)
Other income, net	1,222	1,227	1,058
Interest and debt expense	(2,725)	(2,459)	(2,561)
Loss before income taxes	(12,210)	(2,005)	(5,022)
Income tax benefit/(expense)	381	(237)	(31)
Net loss	(11,829)	(2,242)	(5,053)
Less: net loss attributable to noncontrolling interest	(12)	(20)	(118)
Net loss attributable to Boeing shareholders	($11,817)	($2,222)	($4,935)

Non-operating pension income included in Other income, net was $476 million in 2024, $529 million in 2023 and $881 million in 2022. The decreased income in 2024 compared to 2023 was primarily due to lower expected return on plan assets and higher amortization of net actuarial losses, partially offset by lower interest cost. The decreased non-operating pension income in 2023 compared to 2022 was primarily due to higher interest cost and lower expected return on plan assets, partially offset by lower amortization of net actuarial losses.

Non-operating postretirement income included in Other income, net was $73 million in 2024 and $58 million in 2023 and 2022. The increased income in 2024 was primarily due to lower interest cost, partially offset by amortization of prior service credits.

For additional discussion related to Postretirement Plans, see Note 17 to our Consolidated Financial Statements.

Interest and debt expense increased by $266 million in 2024 primarily due to higher average debt balances. Interest and debt expense decreased by $102 million in 2023 primarily due to lower average debt balances.

For a discussion related to Income Taxes, see Note 5 to our Consolidated Financial Statements.

Total Costs and Expenses ("Cost of Sales")

Cost of sales, for both products and services, consists primarily of raw materials, parts, sub-assemblies, labor, overhead and subcontracting costs. Our BCA segment predominantly uses program accounting to account for cost of sales. Under program accounting, cost of sales for each commercial aircraft program equals the product of (i) revenue recognized in connection with customer deliveries and (ii) the estimated cost of sales percentage applicable to the total remaining program. For long-term contracts, the amount reported as cost of sales is recognized as incurred. Substantially all contracts at our BDS segment and certain contracts at our BGS segment are long-term contracts with the U.S. government and other customers that generally extend over several years. Cost of sales for commercial spare parts is recorded at average cost.

The following table summarizes cost of sales:

(Dollars in millions)

Years ended December 31	2024	2023	Change	2023	2022	Change
Cost of sales	$68,508	$70,070	($1,562)	$70,070	$63,078	$6,992
Cost of sales as a % of Revenues	103.0 %	90.1 %	12.9 %	90.1 %	94.7 %	(4.6)%

Cost of sales decreased by $1,562 million in 2024 compared with 2023, primarily due to lower revenues at BCA, partially offset by the reach-forward losses on the 777X and 767 programs and higher charges on the BDS fixed-price development programs. Cost of sales as a percentage of Revenues increased in 2024 compared to 2023 primarily due to the reach-forward losses on the 777X and 767 programs, lower margins at BCA, and higher charges on the BDS fixed-price development programs.

Cost of sales increased by $6,992 million in 2023 compared with 2022, primarily due to higher revenues at BCA and BGS, partially offset by lower development charges at BDS. Cost of sales as a percentage of Revenues decreased in 2023 compared to 2022 primarily due to lower charges on BDS development programs.

Research and Development

The following table summarizes our Research and development expense:

(Dollars in millions)

Years ended December 31,	2024	2023	2022
Commercial Airplanes	$2,386	$2,036	$1,510
Defense, Space & Security	917	919	945
Global Services	132	107	119
Other	377	315	278
Total	$3,812	$3,377	$2,852

Research and development expense increased by $435 million in 2024 compared with 2023 primarily due to the 777X program at BCA and higher enterprise investments in product development.

Research and development expense increased by $525 million in 2023 compared with 2022 primarily due to higher research and development expenditures on the 777X program and enterprise investments in product development.

Backlog

Our backlog at December 31 was as follows:

(Dollars in millions)

Years ended December 31,	2024	2023
Commercial Airplanes	$435,175	$440,507
Defense, Space & Security	64,023	59,012
Global Services	21,403	19,869
Unallocated items, eliminations and other	735	807
Total Backlog	$521,336	$520,195
Contractual backlog	$498,802	$497,094
Unobligated backlog	22,534	23,101
Total Backlog	$521,336	$520,195

Contractual backlog of unfilled orders excludes purchase options, announced orders for which definitive contracts have not been executed, orders where customers have the unilateral right to terminate, and unobligated U.S. and non-U.S. government contract funding. The increase in contractual backlog during 2024 was primarily due to an increase in BDS and BGS backlog that was partially offset by a decrease in BCA backlog. We may experience reductions to backlog and/or significant order cancellations due to various factors including delivery delays, production disruptions and delays to entry into service of the 777X, 737-7 and/or 737-10.

Unobligated backlog includes U.S. and non-U.S. government definitive contracts for which funding has not been authorized. Unobligated backlog was largely unchanged in 2024.

Additional Considerations

U.S. Government Funding Considerable uncertainty exists regarding how future U.S. government budget and program decisions will unfold, including the spending priorities of the new Administration and Congress.

The Continuing Resolution (CR) enacted on December 21, 2024, continues federal funding at fiscal year 2024 appropriated levels through March 14, 2025. Congress and the President must enact either full-year fiscal year 2025 (FY25) appropriations bills or an additional CR to fund government departments and agencies after March 14, 2025, or a government shutdown could result. We rely on the U.S. government in various aspects of our defense, commercial and service businesses. In the event of a shutdown, requirements to furlough employees in the U.S. Department of Defense (U.S. DoD), the Department of Transportation, including the FAA, or other government agencies could result in payment delays, impair our ability to perform work on existing contracts or otherwise impact our operations, negatively impact future orders, and/or cause other disruptions or delays.

The U.S. government could experience a disruption to its operations and/or payments in 2025 as a result of the U.S. Treasury exhausting extraordinary measures after reaching its debt limit. In addition, U.S. government discretionary spending in FY24 and fiscal year 2025 (FY25), including defense spending, was capped by the Fiscal Responsibility Act of 2023 (FRA). If a CR for FY25 is in place on April 30, 2025, it would trigger a sequester under the FRA. These potential disruptions, and any broader macroeconomic impacts, could affect our current programs and contracts and have a material effect on our financial position, results of operations and/or cash flows.

Global Trade The global trade landscape is growing more volatile, and the likelihood of new or reciprocal tariffs, export restrictions, sanctions or other restrictions is increasing. We continually monitor the global trade environment and any changes in tariffs, trade agreements, restrictions or sanctions that may impact the Company or our suppliers or customers, and work to mitigate potential impacts.

The current state of U.S.-China relations remains an ongoing watch item. China is a significant market for commercial aircraft and we have long-standing relationships with our Chinese customers, who represent a key component of our commercial aircraft backlog. Overall, the U.S.-China trade relationship remains stalled as economic and national security concerns continue to be a challenge.

We seek to comply with all U.S. and other government export control restrictions and sanctions. We continue to monitor and evaluate additional sanctions and export restrictions that may be imposed by the U.S. Government or other governments, as well as any responses that could affect our supply chain, business partners or customers, for any additional impacts to our business.

Supply Chain We and our suppliers are experiencing inflationary pressures, as well as supply chain disruptions as a result of global supply chain constraints and labor instability. Certain of our suppliers are also experiencing financial difficulties. We continue to monitor the health and stability of the supply chain. These factors have reduced overall productivity and adversely impacted our financial position, results of operations and cash flows. During 2024, we recorded a reach-forward loss of $1,770 million on the T-7A Red Hawk program that was primarily driven by projected increases in supplier cost estimates. In addition, we recorded losses on the KC-46A Tanker and Commercial Crew programs that were partially attributable to higher supplier costs.

Segment Results of Operations and Financial Condition

Commercial Airplanes

Business Environment and Trends

Airline Industry Environment See Overview to Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of the airline industry environment.

Industry Competitiveness The commercial aircraft market and the airline industry both remain extremely competitive. Continued access to global markets remains vital to our ability to fully realize our sales potential and long-term investment returns. Approximately 80% of BCA's total backlog, in dollar terms, is with non-U.S. airlines. We face aggressive international competitors who are intent on increasing their market share. They offer competitive products and have access to most of the same customers and suppliers. This market environment has resulted in intense pressures on pricing and other competitive factors, and we expect these pressures to continue or intensify in the coming years.

Results of Operations

(Dollars in millions)

Years ended December 31,	2024	2023	2022
Revenues	$22,861	$33,901	$26,026
% of total company revenues	34%	44%	39%
Loss from operations	($7,969)	($1,635)	($2,341)
Operating margins	(34.9)%	(4.8)%	(9.0)%
Research and development	$2,386	$2,036	$1,510

Revenues

BCA revenues decreased by $11,040 million in 2024 compared with 2023 primarily due to lower deliveries across all programs and 737-9 customer considerations related to the January 2024 grounding.

BCA revenues increased by $7,875 million in 2023 compared with 2022 primarily due to higher 787 deliveries in 2023.

BCA deliveries, including intercompany deliveries, as of December 31 were as follows:

	737 *	747	767 *	777	787	Total
2024						
Cumulative deliveries	8,793	1,573	1,321	1,741	1,161	
Deliveries	265 (5)		18 (8)	14	51	348
2023						
Cumulative deliveries	8,528	1,573	1,303	1,727	1,110	
Deliveries	396 (9)	1	32 (14)	26	73	528
2022						
Cumulative deliveries	8,132	1,572	1,271	1,701	1,037	
Deliveries	387 (13)	5	33 (15)	24	31	480

* Intercompany deliveries identified by parentheses

Loss From Operations

BCA loss from operations was $7,969 million in 2024 compared with $1,635 million in 2023 reflecting reach-forward losses of $4,079 million on the 777X and 767 programs in the third and fourth quarter of 2024, $443 million of 737-9 customer considerations related to the January 2024 grounding, lower deliveries, lower margins driven by production disruption including the IAM 751 work stoppage and new agreement, and higher research and development expense, partially offset by $1,271 million of lower abnormal production costs.

BCA loss from operations was $1,635 million in 2023 compared with $2,341 million in 2022 reflecting higher deliveries and lower period expenses including lower abnormal production costs, partially offset by higher spending on research and development. Abnormal production costs in 2023 were $1,527 million, including $1,014 million related to the 787 program and $513 million related to the 777X program. Abnormal production costs in 2022 were $1,753 million, including $1,240 million related to the 787 program, $325 million related to the 777X program, and $188 million related to the 737 program.

Backlog

Our total backlog represents the estimated transaction prices on unsatisfied and partially satisfied performance obligations to our customers where we believe it is probable that we will collect the consideration due and where no contingencies remain before we and the customer are required to perform. Backlog does not include prospective orders where customer-controlled contingencies remain, such as the customer receiving approval from its board of directors, shareholders or government or completing financing arrangements. All such contingencies must be satisfied or have expired prior to recording a new firm order even if satisfying such conditions is highly probable. Backlog excludes options and customer financing orders as well as orders where customers have the unilateral right to terminate. A number of our customers may have contractual remedies, including rights to reject individual airplane deliveries if the actual delivery date is significantly later than the contractual delivery date. We address customer claims and requests for other contractual relief as they arise. The value of orders in backlog is adjusted as changes to price and schedule are agreed to with customers and is reported in accordance with the requirements of Accounting Standards Codification (ASC) 606.

BCA total backlog of $435,175 million at December 31, 2024 decreased from $440,507 million at December 31, 2023, reflecting an increase in the value of existing orders that in our assessment do not meet the accounting requirements of ASC 606 for inclusion in backlog, cancellations and decreases in estimated contractual prices, partially offset by new orders in excess of deliveries. Aircraft order cancellations during the year ended December 31, 2024 totaled $11,311 million and primarily related to 737 aircraft. Net ASC 606 adjustments for the year ended December 31, 2024 totaled $16,553 million and primarily related to 777X aircraft. ASC 606 adjustments include consideration of aircraft orders where a customer-controlled contingency may exist, as well as an assessment of whether the customer is committed to perform, impacts of geopolitical events or related sanctions, or whether it is probable that the customer will pay the full amount of consideration when it is due. We may experience reductions to backlog and/or significant order cancellations due to various factors including delivery delays, production disruptions and delays to entry into service of the 777X, 737-7 and/or 737-10.

Accounting Quantity The accounting quantity is our estimate of the quantity of airplanes that will be produced for delivery under existing and anticipated contracts. The determination of the accounting quantity is limited by the ability to make reasonably dependable estimates of the revenue and cost of existing and anticipated contracts. It is a key determinant of the gross margins we recognize on sales of individual airplanes throughout a program's life. Estimation of each program's accounting quantity takes into account several factors that are indicative of the demand for that program, including firm orders, letters of intent from prospective customers and market studies. We review our program accounting quantities quarterly.

The accounting quantity for each program may include units that have been delivered, undelivered units under contract and units anticipated to be under contract in the reasonable future (anticipated orders). In developing total program estimates, all of these items within the accounting quantity must be considered.

The following table provides details of the accounting quantities and firm orders by program as of December 31. Cumulative firm orders represent the cumulative number of commercial jet aircraft deliveries plus undelivered firm orders. Firm orders include certain military derivative aircraft that are not included in program accounting quantities. All revenues and costs associated with military derivative aircraft production are reported in the BDS segment.

	Program						
	737	**747** **	**767**	**777**	**777X**	**787**	**†**
2024							
Program accounting quantities	**11,600**		**1,263**	**1,822**	**500**	**1,800**	
Undelivered units under firm orders	**4,303** *		**109**	**68**	**358**	**719**	(8)
Cumulative firm orders	**13,096**		**1,430**	**1,809**	**358**	**1,880**	
2023							
Program accounting quantities	11,600	1,574	1,279	1,790	500	1,700	
Undelivered units under firm orders	4,332 *		104	48	416	726	(8)
Cumulative firm orders	12,860	1,573	1,407	1,775	416	1,836	
2022							
Program accounting quantities	10,800	1,574	1,267	1,790	400	1,600	
Undelivered units under firm orders	3,653 *	1	106	69	244	505	(8)
Cumulative firm orders	11,785	1,573	1,377	1,770	244	1,542	

† Customer financing aircraft orders are identified in parentheses.

* Approximate undelivered orders by minor model in 2024, 2023, and 2022, respectively: 737-7 (7%, 7%, 6%), 737-8 (63%, 65%, 70%), 737-9 (5%, 3%, 4%) and 737-10 (25%, 25%, 20%).

** We completed production of the 747 in the fourth quarter of 2022 and delivery of the last aircraft occurred in February 2023.

Program Highlights

737 Program In January 2024, an Alaska Airlines 737-9 flight made an emergency landing after a mid-exit door plug detached in flight. Following the accident, the FAA grounded and required inspections of all 737-9 aircraft with a mid-exit door plug. All 737-9 aircraft returned to service in the first quarter of 2024.

As a result of the accident, the FAA investigated the 737 quality control system, including Spirit AeroSystems Holdings, Inc. (Spirit), and increased its oversight of Boeing's production and quality and safety management systems. In addition, the FAA communicated it will not approve production rate increases beyond 38 per month or additional production lines until Boeing has complied with required quality and safety standards.

The FAA communicated findings from its investigation in February 2024 and identified multiple instances where Boeing and Spirit failed to comply with manufacturing quality control requirements. In the second quarter of 2024, we submitted a comprehensive safety and quality plan to the FAA to address the issues identified. We also began taking additional actions to improve safety and quality, which include investing in workforce training, simplifying plans and processes, eliminating defects, and enhancing our safety and quality culture.

Prior to the Alaska Airlines accident, we were operating at a production rate of 38 per month. As part of our plan to improve quality and safety and to address the issues identified, we slowed production rates and delayed planned production rate increases to reduce traveled work in our factory, as well as at our suppliers. These actions also include conducting fuselage inspections at Spirit to improve quality prior to shipment to Boeing.

Production was paused on September 13, 2024, because of the work stoppage initiated by IAM 751. A new IAM 751 contract was ratified in November 2024, and production resumed in early December 2024. Prior to the work stoppage, production rates gradually increased in 2024 as we implemented new processes aligned with our safety and quality plan. We plan to gradually increase the production rate.

As of December 31, 2024, we had approximately 55 737-8 aircraft in inventory that were produced prior to 2023, including approximately 40 aircraft for customers in China. We expect to deliver these aircraft in 2025.

We are continuing to work through the certification process of the 737-7 and 737-10 models, which have been delayed, while we work through the engineering solution for the engine anti-ice system for the 737-7 and 737-10 prior to certification of these minor models. As of December 31, 2024, we had approximately 35 737-7 and 737-10 aircraft in inventory. We are following the lead of the FAA as we work through the certification process and the ultimate timing will be determined by the regulators.

The production slow-down, the IAM 751 work stoppage and new agreement, and the timing of minor model certifications have had an adverse impact on our financial position, results of operations and cash flows during 2024. If we are unable to deliver aircraft and/or increase future production rates, or certify the 737-7 and 737-10 models consistent with our assumptions, our financial position, results of operations and cash flows will continue to be adversely affected.

See further discussion of the 737 MAX in Note 8 and Note 14 to our Consolidated Financial Statements.

767 Program The 767 assembly line includes the commercial program and a derivative to support the KC-46A Tanker program. We are currently targeting a production rate of approximately 3 aircraft per month. Prior to the IAM 751 work stoppage, we experienced factory disruption, including supply chain delays and quality issues. We slowed production to reduce traveled work and enable supply chain recovery, which resulted in higher near-term production costs. Production resumed in December 2024.

During the third quarter of 2024, we decided to end production of the 767 freighter program in 2027 and, as a result of this decision, we reduced the accounting quantity for the 767 program by 9 units. Impacts of this decision, as well as the IAM 751 work stoppage and contract negotiations, and higher costs driven by ongoing factory disruption resulted in a reach-forward loss of $398 million during the third quarter of 2024.

During the fourth quarter of 2024, we reduced the accounting quantity by 7 units. We now expect to end production in late 2026 or early 2027. We recorded an additional reach-forward loss of $182 million as a result of the reduction in the accounting quantity and the new IAM 751 agreement.

See further discussion of the KC-46A Tanker program in Note 14 to our Consolidated Financial Statements.

777 and 777X Programs The accounting quantity for the 777 program increased by 32 units during the year ended December 31, 2024, due to the program's normal progress of obtaining additional orders and delivering airplanes. The accounting quantity for the 777X program remained unchanged during 2024.

We are currently targeting a combined production rate of 4 per month for the 777/777X programs having resumed production in December 2024. In July 2024, we obtained approval from the FAA to begin the first phase of FAA certification flight testing. Flight testing was paused starting in August and resumed in January.

During the third quarter of 2024, based on flight test delays and our revised assessment of certification timelines, the anticipated first delivery of the 777-9 was delayed to 2026 and the 777-8 Freighter moved to 2028. First delivery of the 777-8 passenger aircraft is not expected to occur before 2030. In addition, we decided to slow the production rate ramp of 777X to address production challenges, which resulted in higher production costs and further customer delivery delays. As a result of these changes, as well as higher estimated labor and supplier costs, we recorded a $2,608 million reach-forward loss during the third quarter of 2024.

During the fourth quarter of 2024, we recorded an additional reach-forward loss of $891 million on the 777X program primarily due to higher costs as a result of the new IAM 751 agreement.

We are following the lead of the FAA as we work through the certification process and the ultimate timing will be determined by the regulators.

The level of profitability on the 777X program will be subject to several factors. These factors include aircraft certification requirements and timing, change incorporation on completed aircraft, production disruption due to labor instability and supply chain disruption, customer considerations, delivery timing and negotiations, further production rate adjustments for the 777X or other commercial aircraft programs, and contraction of the accounting quantity. One or more of these factors could result in additional reach-forward losses in future periods.

787 Program The accounting quantity for the 787 program increased by 100 units during the year ended December 31, 2024, due to the program's normal progress of obtaining additional orders and delivering airplanes. During 2024, we slowed production to below 5 per month due to supply chain constraints as well as other production issues. While we continue to be impacted by performance challenges and supply chain constraints, we are working to increase production rates. Delays associated with business class seats adversely impacted 2024 deliveries and will continue to impact deliveries in 2025. As of December 31, 2024, we had approximately 25 aircraft in inventory that were produced prior to 2023 and required rework. We expect to complete the rework and deliver the majority of these aircraft in 2025. The inspections and rework costs on inventoried aircraft are accounted for as abnormal production costs, and we expensed $256 million during the year ended December 31, 2024.

Fleet Support We provide the operators of our commercial aircraft with assistance and services to facilitate efficient and safe airplane operation. Collectively known as fleet support services, these activities and services begin prior to airplane delivery and continue throughout the operational life of the airplane. They include flight and maintenance training, field service support, engineering services, information services and systems and technical data and documents. The costs for fleet support are expensed as incurred and have historically been approximately 1% of total consolidated costs of products and services.

Additional Considerations

On June 30, 2024, we entered into an agreement to acquire Spirit. See Note 2 to our Consolidated Financial Statements.

Defense, Space & Security

Business Environment and Trends

Overview

The Consolidated Appropriations Act, 2024, and the Further Consolidated Appropriations Act, 2024, enacted in March 2024, provided fiscal year 2024 appropriations for government departments and agencies, including $844 billion for the U.S. DoD and $25 billion for the National Aeronautics and Space Administration (NASA). They included funding for Boeing's major programs, including P-8, CH-47 Chinook, F-15, KC-46A Tanker, AH-64 Apache, V-22 Osprey, and Space Launch System.

In March 2024, the U.S. government released the President's budget request for FY25, which requested $850 billion in funding for the U.S. DoD and $25 billion for NASA.

There is ongoing uncertainty with respect to program-level appropriations for the U.S. DoD, NASA and other government agencies for FY25 and beyond. Future budget cuts or investment priority changes, including changes associated with the authorizations and appropriations process, could result in reductions, cancellations and/or delays of existing contracts or programs. Any of these impacts could have a material effect on our results of operations, financing position, and/or cash flows.

The non-U.S. market continues to be driven by complex and evolving security challenges and the need to modernize aging equipment and inventories. BDS expects that it will continue to have a wide range of opportunities across Asia, Europe and the Middle East given the diverse regional threats. At the end of 2024, 29% of BDS backlog was attributable to non-U.S. customers.

Results of Operations

(Dollars in millions)

Years ended December 31,	2024	2023	2022
Revenues	**$23,918**	$24,933	$23,162
% of total company revenues	**36 %**	32 %	35 %
Loss from operations	**($5,413)**	($1,764)	($3,544)
Operating margins	**(22.6)%**	(7.1)%	(15.3)%

Since our operating cycle is long-term and involves many different types of development and production contracts with varying delivery and milestone schedules, the operating results of a particular period may not be indicative of future operating results. In addition, depending on the customer and their funding sources, our orders might be structured as annual follow-on contracts, or as one large multi-year order or long-term award. As a result, period-to-period comparisons of backlog are not necessarily indicative of future workloads. The following discussions of comparative results among periods should be viewed in this context.

Deliveries of new-build production units, including remanufactures and modifications, were as follows:

Years ended December 31,	2024	2023	2022
F/A-18 Models	11	22	14
F-15 Models	14	9	12
T-7A Red Hawk	2	3	
CH-47 Chinook (New)	4	11	19
CH-47 Chinook (Renewed)	9	9	9
AH-64 Apache (New)	16	20	25
AH-64 Apache (Remanufactured)	34	57	50
MH-139 Grey Wolf	6	2	4
KC-46 Tanker	10	13	15
P-8 Models	4	11	12
Commercial Satellites	2	5	4
Military Satellites			1
Total	112	162	165

Revenues

BDS revenues in 2024 decreased by $1,015 million compared with 2023. The decrease is primarily due to higher net unfavorable cumulative contract catch-up adjustments of $909 million on BDS' five major fixed-price development programs. Overall, net unfavorable cumulative contract catch-up adjustments in 2024 were $995 million higher than 2023.

BDS revenues in 2023 increased by $1,771 million compared with 2022. Revenues related to BDS' five major fixed-price development programs increased by $1,767 million in 2023 compared with 2022. This increase reflects lower unfavorable net cumulative contract catch-up adjustments in 2023 as well as higher costs incurred in 2023 to complete these contracts. Net unfavorable cumulative contract catch-up adjustments in 2023 were $648 million better than in 2022 largely due to lower charges on development programs in 2023, partially offset by unfavorable performance on other programs.

Loss From Operations

BDS loss from operations in 2024 was $5,413 million compared with $1,764 million in 2023. The increase is primarily due to higher net unfavorable cumulative contract catch-up adjustments of $3,428 million on BDS' five major fixed-price development programs compared to 2023. During 2024, losses incurred on the five major fixed-price development programs totaled $5,013 million, including KC-46A Tanker ($2,002 million), T-7A Red Hawk ($1,770 million), Commercial Crew ($523 million), VC-25B ($379 million), and MQ-25 ($339 million). Net unfavorable cumulative contract catch-up adjustments were $3,534 million higher than the comparable period in the prior year. See further discussion of fixed-price contracts in Note 14 to our Consolidated Financial Statements.

BDS loss from operations in 2023 of $1,764 million decreased by $1,780 million compared with $3,544 million in 2022. The decrease is primarily due to $2,863 million of lower charges in 2023 on fixed-price development programs that were partially offset by lower earnings across other programs including satellites and F-15, as well as higher period expenses. During 2023, losses incurred on the five fixed-price development programs totaled $1,585 million compared with $4,448 million in 2022. Charges on fixed-price development programs in 2023 included VC-25B ($482 million), KC-46A Tanker ($309 million), Commercial Crew ($288 million), T-7A Red Hawk ($275 million) and MQ-25 ($231 million). Loss from operations in 2023 includes a $315 million impact from an agreement with one of our satellite customers which includes customer considerations as well as increased costs to enhance the constellation and meet lifecycle commitments. Net unfavorable cumulative contract catch-up adjustments were $2,328 million better than in 2022.

See further discussion of fixed-price contracts in Note 14 to our Consolidated Financial Statements.

BDS loss from operations includes our share of income from equity method investments of $125 million, $44 million and $13 million primarily from our United Launch Alliance and other joint ventures in 2024, 2023 and 2022, respectively.

Backlog

Total backlog of $64,023 million at December 31, 2024 was $5,011 million higher than December 31, 2023, reflecting the timing of awards, partially offset by revenue recognized on contracts awarded in prior periods.

Additional Considerations

Our BDS business includes a variety of development programs which have complex design and technical challenges. Some of these programs have cost-type contracting arrangements. In these cases, the associated financial risks are primarily reduced award or incentive fees, lower profit rates or program cancellation if cost, schedule or technical performance issues arise. Examples of these programs include Ground-based Midcourse Defense, Proprietary and Space Launch System programs.

Some of our development programs are contracted on a fixed-price basis. Examples of significant fixed-price development programs include Commercial Crew, KC-46A Tanker, MQ-25, T-7A Red Hawk, VC-25B, and commercial and military satellites. A number of our ongoing fixed-price development programs have reach-forward losses. New programs could also have risk for reach-forward loss upon contract award and during the period of contract performance. Many development programs have highly complex designs. As technical or quality issues arise during development, we may experience schedule delays and cost impacts, which could increase our estimated cost to perform the work or reduce our estimated price, either of which could result in a material charge or otherwise adversely affect our financial condition. These programs are ongoing, and while we believe the cost and fee estimates incorporated in the financial statements are appropriate, the technical complexity of these programs creates financial risk as additional completion costs may become necessary or scheduled delivery dates could be extended, which could trigger termination provisions or other financially significant exposure. Risk remains that we may be required to record additional reach-forward losses in future periods.

Global Services

Business Environment and Trends

The aerospace markets we serve include parts distribution, logistics and other inventory services; maintenance, engineering and upgrades; training and professional services; and data analytics and digital services. We expect BGS commercial revenues to remain strong in future quarters as the commercial airline industry transitions from recovery to growth.

Over the long-term, as the size of the worldwide commercial airline fleet continues to grow, so does demand for aftermarket services designed to increase efficiency and extend the economic lives of aircraft. Airlines are using data analytics to plan flight operations and predictive maintenance to improve their productivity and efficiency. Airlines continue to look for opportunities to reduce the size and cost of their spare parts inventory, frequently outsourcing spares management to third parties.

The demand outlook for our government services business has remained stable in 2024. Government services market segments are growing on pace with related fleets, but vary based on the utilization and age of the aircraft. The U.S. government services market is the single largest individual market, comprising over 50 percent of the government services markets served. Over the next decade, we expect U.S. growth to remain flat and non-U.S. fleets to add rotorcraft and commercial derivative aircraft at faster rates. We expect approximately 30 percent of the worldwide fleet of military aircraft to be retired and replaced over the next ten years, driving increased demand for services to maintain aging aircraft and enhance aircraft capability.

BGS' major customer, the U.S. government, remains subject to the spending limits and uncertainty, which could restrict the execution of certain program activities and delay new programs or competitions.

Industry Competitiveness Aviation services is a competitive market with many domestic and international competitors. This market environment has resulted in intense pressures on pricing, and we expect these pressures to continue or intensify in the coming years. Continued access to global markets remains vital to our ability to fully realize our sales growth potential and long-term investment returns.

Results of Operations

(Dollars in millions)

Years ended December 31,	**2024**	2023	2022
Revenues	**$19,954**	$19,127	$17,611
% of total company revenues	**30 %**	25 %	26 %
Earnings from operations	**$3,618**	$3,329	$2,727
Operating margins	**18.1 %**	17.4 %	15.5 %

Revenues

BGS revenues in 2024 increased by $827 million compared with 2023 primarily due to higher commercial services revenue. The net unfavorable impact of cumulative contract catch-up adjustments in 2024 was $96 million higher than the prior year comparable period.

BGS revenues in 2023 increased by $1,516 million compared with 2022 primarily due to higher commercial services revenue driven by market recovery across the commercial portfolio. The net unfavorable impact of cumulative contract catch-up adjustments in 2023 was $16 million worse than the net favorable impact in the prior year comparable period.

Earnings From Operations

BGS earnings from operations in 2024 increased by $289 million compared with 2023, primarily due to higher commercial services revenue. The net unfavorable impact of cumulative contract catch-up adjustments in 2024 was $94 million higher than the prior year.

BGS earnings from operations in 2023 increased by $602 million compared with 2022, primarily due to higher commercial services revenue. The net unfavorable impact of cumulative contract catch-up adjustments in 2023 was $9 million higher than the prior year.

Backlog

BGS total backlog of $21,403 million at December 31, 2024 increased by 8% from $19,869 million at December 31, 2023, primarily due to the timing of awards, partially offset by revenue recognized on contracts awarded in prior years.

Liquidity and Capital Resources

Cash Flow Summary

(Dollars in millions)

Years ended December 31,	**2024**	2023	2022
Net loss	**($11,829)**	($2,242)	($5,053)
Non-cash items	**8,517**	4,113	4,426
Changes in assets and liabilities	**(8,768)**	4,089	4,139
Net cash (used)/provided by operating activities	**(12,080)**	5,960	3,512
Net cash (used)/provided by investing activities	**(11,973)**	(2,437)	4,370
Net cash provided/(used) by financing activities	**25,209**	(5,487)	(1,266)
Effect of exchange rate changes on cash and cash equivalents	**(47)**	30	(73)
Net increase/(decrease) in cash & cash equivalents, including restricted	**1,109**	(1,934)	6,543
Cash & cash equivalents, including restricted, at beginning of year	**12,713**	14,647	8,104
Cash & cash equivalents, including restricted, at end of year	**$13,822**	$12,713	$14,647

Operating Activities Net cash used by operating activities was $12.1 billion during 2024 compared with net cash provided of $6.0 billion during 2023. The increase in cash outflows from operating activities in 2024 was primarily driven by our commercial airplanes business. Commercial airplane cash outflows reflect slowed and/or paused production and lower deliveries as a result of ongoing safety and quality improvement actions the Company is taking following the Alaska Airlines accident on January 5, 2024, supply chain constraints, and the IAM 751 work stoppage.

The higher net loss of $11.8 billion during 2024 compared to $2.2 billion in 2023 primarily reflects higher losses from operations at BCA and BDS. The change in Non-cash items is primarily due to the 777X and 767 reach-forward losses of $4.1 billion recorded in 2024.

Changes in assets and liabilities for 2024 decreased by $12.9 billion compared to 2023 primarily driven by unfavorable changes in Inventories ($10.7 billion), Accounts payable ($2.5 billion) and Unbilled receivables ($0.4 billion), partially offset by changes in Accrued Liabilities ($0.8 billion) and Advances and progress billings ($0.7 billion). The growth in Inventories was primarily driven by lower deliveries on our commercial airplane programs during 2024 as compared to 2023. Changes in Accounts payable during 2024 compared to 2023 reflects slowed/paused production primarily in our commercial airplanes business. The increase in Unbilled receivables during 2024 was primarily driven by revenue recognized in excess of billings at BDS compared to higher billings at BDS and BGS during 2023. The increase in Accrued liabilities was primarily driven by higher accrued losses on BDS fixed-price development programs. Concessions paid to 737 MAX customers totaled $0.9 billion and $0.4 billion during 2024 and 2023. Cash provided by Advances and progress billings during 2024 was $4.1 billion compared to cash provided of $3.4 billion during 2023.

Net cash provided by operating activities was $6.0 billion during 2023 compared with $3.5 billion during 2022. Net cash provided by operating activities in 2022 included a $1.5 billion income tax refund. The year-over-year improvement in cash provided by operating activities reflects increases in revenues at BCA and BGS, higher Advances and progress billings ($3.3 billion) and lower payments to 737 MAX customers ($0.6 billion), partially offset by increased Inventories ($2.1 billion). Increases in Accrued liabilities in both years primarily reflects accrued reach-forward losses on BDS programs. Changes in assets and liabilities for 2023 decreased by $0.1 billion compared to 2022 primarily driven by unfavorable changes in Inventories ($2.1 billion) and Accrued liabilities ($2.2 billion), partially offset by increases in Advances and progress billings ($3.3 billion). The change in Inventories was primarily driven by increased production on the 737 and 777X programs, partially offset by increased deliveries for the 787 program in 2023. The change in Accrued liabilities was primarily driven by higher accrued losses on BDS fixed-price development programs recorded in the prior year. Cash provided by Advances and progress billings was $3.4 billion in 2023 as compared with $0.1 billion in 2022. Concessions paid to 737 MAX customers totaled $0.4 billion in 2023 and $1.0 billion in 2022.

Payables to suppliers who elected to participate in supply chain financing programs decreased by $0.2 billion in 2024, and increased by $0.4 billion and $0.2 billion in 2023 and 2022. Supply chain financing is not material to our overall liquidity.

Investing Activities Cash used by investing activities during 2024 was $12.0 billion, compared with cash used of $2.4 billion during 2023 and cash provided by investment activities of $4.4 billion during 2022. The increase in cash used in 2024 compared to 2023 was primarily due to net contributions to investments of $9.1 billion in 2024 compared to $0.7 billion in 2023. The increase in cash outflows in 2023 compared to 2022 was primarily due to net contributions to investments of $0.7 billion in 2023 compared to net proceeds from investments of $5.6 billion in 2022. Capital expenditures totaled $2.2 billion in 2024, compared with $1.5 billion in 2023 and $1.2 billion in 2022. We expect capital expenditures to grow in 2025 compared with 2024.

Financing Activities Cash provided by financing activities was $25.2 billion during 2024, compared with cash used of $5.5 billion during 2023, and $1.3 billion in 2022. Cash provided by financing activities during 2024 was primarily driven by the issuance of common stock and Mandatory convertible preferred stock in the fourth quarter of 2024, which resulted in cash proceeds of $18.2 billion and $5.7 billion, net of issuance costs, as well as the issuance of $10.0 billion of fixed-rate senior notes in the second quarter of 2024. During 2024, net borrowings were $1.5 billion compared to net repayments of $5.1 billion and $1.3 billion in 2023 and 2022.

At December 31, 2024 and 2023 debt balances totaled $53.9 billion and $52.3 billion, of which $1.3 billion and $5.2 billion were classified as short-term.

We had 0.4 million, 1.7 million and 0.2 million shares transferred to us from employee tax withholdings in 2024, 2023 and 2022, respectively. The increase in 2023 was primarily due to the vesting of a one-time RSU grant awarded to most employees in December 2020. In 2020, we announced the suspension of our dividend to common shareholders until further notice. As a result, we did not pay any dividends to common shareholders in 2024, 2023 and 2022.

Capital Resources

The following table summarizes certain cash requirements for known contractual and other obligations as of December 31, 2024, and the estimated timing thereof. See Note 13 for future operating lease payments.

(Dollars in millions)	Current	Long-term	Total
Long-term debt (including current portion)	$1,268	$53,101	$54,369
Interest on debt	2,594	38,386	40,980
Pension and other postretirement	470	7,761	8,231
Purchase obligations	67,034	79,141	146,175

During 2024, net cash used by operating activities was $12.1 billion. The cash outflow was primarily driven by our commercial airplanes business. Commercial airplanes cash outflows reflect slowed production and lower deliveries following the Alaska Airlines accident, supply chain constraints and the IAM 751 work stoppage.

On June 30, 2024, we entered into an agreement to acquire Spirit in an all-stock transaction at an equity value of approximately $4.7 billion, or $37.25 per share of Spirit Class A Common Stock. The transaction will include the assumption of Spirit's net debt at closing. See Note 2 to our Consolidated Financial Statements.

At December 31, 2024, we had $13.8 billion of cash, $12.5 billion of short-term investments, and $10.0 billion of unused borrowing capacity on revolving credit line agreements. In the second quarter of 2024, we entered into a $4.0 billion five-year revolving credit agreement expiring in May 2029. In the second quarter of 2024, we terminated the $0.8 billion 364-day revolving credit agreement that was scheduled to expire in August 2024, and the $3.2 billion five-year revolving credit agreement, as amended, that was scheduled to expire in October 2024. Our $3.0 billion three-year revolving credit agreement expiring in August 2025 and $3.0 billion five-year revolving credit agreement expiring in August 2028 each remain in effect. We anticipate that these credit lines will primarily serve as back-up liquidity to support our general corporate borrowing needs. At December 31, 2024 we were in full compliance with all covenants contained in our debt and credit facility agreements.

We currently maintain investment grade credit ratings; however, Moody's downgraded our short term and long term credit ratings to Baa3/P-3 in April 2024. Moody's and S&P placed our ratings on review for downgrade in September 2024 and October 2024, respectively. In January 2025, Moody's affirmed the Baa3/P-3 investment grade credit rating with negative outlook.

We expect to be able to access capital markets when we require additional funding to support our operations, pay off existing debt, address impacts to our business related to market developments, fund outstanding financing commitments or meet other business requirements; however, a number of factors could increase the cost of borrowing, jeopardize our ability to incur debt on terms acceptable to us, and negatively impact our access to the capital and financial markets and our ability to fund our operations and commitments. These factors include further downgrades in our credit ratings, disruptions or declines in the global capital markets, a decline in our financial performance or, outlook, a delay in our ability to ramp up production and deliveries, and changes in demand for our products and services. The occurrence of any or all of these events may adversely affect our ability to fund our operations and financing or contractual commitments. See "Risks Related to Financing and Liquidity" under "Item 1A. Risk Factors".

Any future borrowings may affect our credit ratings and are subject to various debt covenants. The most restrictive covenants include a limitation on mortgage debt and sale and leaseback transactions as a percentage of consolidated net tangible assets (as defined in the credit agreements), and a limitation on consolidated debt as a percentage of total capital (as defined in the credit agreements). When considering debt covenants, we continue to have substantial borrowing capacity.

Pension and Other Postretirement Benefits Pension cash requirements are based on an estimate of our minimum funding requirements, pursuant to Employee Retirement Income Security Act (ERISA) regulations, although we may make additional discretionary contributions. Estimates of other postretirement benefits are based on both our estimated future benefit payments and the estimated contributions to plans that are funded through trusts.

At December 31, 2024 and 2023, our pension plans were $4.8 billion and $5.4 billion underfunded as measured under U.S. generally accepted accounting principles (GAAP). On an ERISA basis, our plans are more than 90% funded at December 31, 2024. We do not expect to make significant contributions to our pension plans in 2025. We may be required to make higher contributions to our pension plans in future years.

For the foreseeable future, we expect to continue to use common stock in lieu of cash to fund Company contributions to our 401(k) plans.

Purchase Obligations Purchase obligations represent contractual agreements to purchase goods or services that are legally binding; specify a fixed, minimum or range of quantities; specify a fixed, minimum, variable or indexed price provision; and specify approximate timing of the transaction. Purchase obligations include amounts recorded as well as amounts that are not recorded on the Consolidated Statements of Financial Position.

Purchase obligations not recorded on the Consolidated Statements of Financial Position include agreements for inventory procurement, information technology software and hardware, aircraft trade-ins, property, plant and equipment, electricity and natural gas contracts, tooling costs, and other miscellaneous production related obligations. The most significant obligation relates to inventory procurement contracts. We have entered into certain significant inventory procurement contracts that specify determinable prices and quantities, and long-term delivery timeframes. In addition, we purchase raw materials on behalf of our suppliers. These agreements require suppliers and vendors to be prepared to build and deliver items in sufficient time to meet our production schedules. The need for such arrangements with suppliers and vendors arises from the extended production planning horizon for many of our products. A significant portion of these inventory commitments is supported by firm contracts with customers and/or has historically resulted in settlement through reimbursement from customers for penalty payments to the supplier should the customer not take delivery. These amounts are also included in our forecasts of costs for program and contract accounting. Some inventory procurement contracts may include escalation adjustments. In these limited cases, we have included our best estimate of the effect of the escalation adjustment in the amounts disclosed in the table above.

Purchase obligations recorded on the Consolidated Statements of Financial Position primarily include accounts payable and certain other current and long-term liabilities, including accrued compensation and product warranties.

We have entered into various industrial participation agreements with certain customers outside of the U.S. to facilitate economic flow back and/or technology or skills transfer to their businesses or government agencies as the result of their procurement of goods and/or services from us. These commitments may be satisfied by our local operations there, placement of direct work or vendor orders for supplies, opportunities to bid on supply contracts, transfer of technology or other forms of assistance. However, in some instances, our commitments may be satisfied through other parties (such as our vendors) who purchase supplies from our non-U.S. customers. In certain cases, penalties could be imposed if we do not meet our industrial participation commitments. During 2024, we incurred no such penalties. As of December 31, 2024, we had outstanding industrial participation agreements totaling $15.5 billion that extend through 2034. Purchase order commitments associated with industrial participation agreements are included in purchase obligations. To be eligible for such a purchase order commitment from us, a non-U.S. supplier must have sufficient capability to meet our requirements and must be competitive in cost, quality and schedule.

Off-Balance Sheet Arrangements We are a party to certain off-balance sheet arrangements including certain guarantees. For discussion of these arrangements, see Note 15 to our Consolidated Financial Statements.

Commercial Commitments

The following table summarizes our commercial commitments outstanding as of December 31, 2024.

(Dollars in millions)	Total Amounts Committed/ Maximum Amount of Loss	Less than 1 year	1-3 years	4-5 years	After 5 years
Standby letters of credit and surety bonds	$2,991	$1,944	$880	$12	$155
Commercial aircraft financing commitments	17,124	3,449	7,673	4,046	1,956
Total commercial commitments	$20,115	$5,393	$8,553	$4,058	$2,111

Commercial aircraft financing commitments include commitments to provide financing related to aircraft on order, under option for deliveries or proposed as part of sales campaigns or refinancing with respect to delivered aircraft, based on estimated earliest potential funding dates. Customer financing commitments totaled $17.1 billion and $17.0 billion at December 31, 2024 and 2023. We anticipate that we will not be required to fund a significant portion of our financing commitments as we continue to work with third party financiers to provide alternative financing to customers. Historically, we have not been required to fund significant amounts of outstanding commitments. However, there can be no assurances that we will not be required to fund greater amounts than historically required. See Note 14 to our Consolidated Financial Statements.

Contingent Obligations

We have significant contingent obligations that arise in the ordinary course of business, which include the following:

Legal Various legal proceedings, claims and investigations are pending against us. Legal contingencies are discussed in Note 22 to our Consolidated Financial Statements.

Environmental Remediation We are involved with various environmental remediation activities and have recorded a liability of $834 million at December 31, 2024. For additional information, see Note 14 to our Consolidated Financial Statements.

Non-GAAP Measures

Core Operating Earnings/(Loss), Core Operating Margins and Core Earnings/(Loss) Per Share

Our Consolidated Financial Statements are prepared in accordance with GAAP which we supplement with certain non-GAAP financial information. These non-GAAP measures should not be considered in isolation or as a substitute for the related GAAP measures, and other companies may define such measures differently. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Core operating earnings/(loss), Core operating margins and Core earnings/(loss) per share exclude the FAS/CAS service cost adjustment. The FAS/CAS service cost adjustment represents the difference between the Financial Accounting Standards (FAS) pension and postretirement service costs calculated under GAAP and costs allocated to the business segments. Core earnings/(loss) per share excludes both the FAS/CAS service cost adjustment and non-operating pension and postretirement income. Non-operating pension and postretirement income represents the components of net periodic benefit costs other than service cost. Pension costs, comprising service and prior service costs computed in accordance with GAAP are allocated to BCA and certain BGS businesses supporting commercial customers. Pension costs allocated to BDS and BGS businesses supporting government customers are computed in accordance with U.S. Government Cost Accounting Standards (CAS), which employ different actuarial assumptions and accounting conventions than GAAP. CAS costs are allocable to government contracts. Other postretirement benefit costs are allocated to all business segments based on CAS, which is generally based on benefits paid.

The Pension FAS/CAS service cost adjustments recognized in Loss from operations were benefits of $811 million in 2024, $799 million in 2023 and $849 million in 2022. The higher benefits in 2024 were primarily due to increases in allocated pension cost year over year, while the lower benefits in 2023 were primarily due to reductions in allocated pension cost year over year. The non-operating pension income included in Other income, net was $476 million in 2024, $529 million in 2023 and $881 million in 2022. The lower benefits in 2024 were primarily due to lower expected return on plan assets and higher amortization of net actuarial losses, partially offset by lower interest costs. The lower benefits in 2023 were primarily due to higher interest costs and lower expected return on plan assets, offset by lower amortization of net actuarial losses. For further discussion of pension and other postretirement costs, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 28 of this Form 10-K and see Note 23 to our Consolidated Financial Statements.

Management uses Core operating earnings/(loss), Core operating margins and Core earnings/(loss) per share for purposes of evaluating and forecasting underlying business performance. Management believes these core earnings measures provide investors additional insights into operational performance as unallocated pension and other postretirement benefit costs primarily represent costs driven by market factors and costs not allocable to U.S. government contracts.

Reconciliation of Non-GAAP Measures to GAAP Measures

The table below reconciles the non-GAAP financial measures of Core operating loss, Core operating margins and Core loss per share with the most directly comparable GAAP financial measures of Loss from operations, Operating margins and Diluted loss per share.

(Dollars in millions, except per share data)

Years ended December 31,	2024	2023	2022
Revenues	$66,517	$77,794	$66,608
Loss from operations, as reported	($10,707)	($773)	($3,519)
Operating margins	(16.1)%	(1.0)%	(5.3)%
Pension FAS/CAS service cost adjustment[1]	($811)	($799)	($849)
Postretirement FAS/CAS service cost adjustment[1]	(293)	(257)	(294)
FAS/CAS service cost adjustment[1]	($1,104)	($1,056)	($1,143)
Core operating loss (non-GAAP)	($11,811)	($1,829)	($4,662)
Core operating margins (non-GAAP)	(17.8)%	(2.4)%	(7.0)%
Diluted loss per share, as reported	($18.36)	($3.67)	($8.30)
Pension FAS/CAS service cost adjustment[1]	(1.26)	(1.32)	(1.43)
Postretirement FAS/CAS service cost adjustment[1]	(0.45)	(0.42)	(0.49)
Non-operating pension income[2]	(0.74)	(0.87)	(1.47)
Non-operating postretirement income[2]	(0.11)	(0.10)	(0.10)
Provision for deferred income taxes on adjustments [3]	0.54	0.57	0.73
Core loss per share (non-GAAP)	($20.38)	($5.81)	($11.06)
Weighted average diluted shares (in millions)	647.2	606.1	595.2

[1] FAS/CAS service cost adjustment represents the difference between the FAS pension and postretirement service costs calculated under GAAP and costs allocated to the business segments. This adjustment is excluded from Core operating loss (non-GAAP).

[2] Non-operating pension and postretirement income represents the components of net periodic benefit costs/(income) other than service cost/(income). This income is included in Other income, net and is excluded from Core loss per share (non-GAAP).

[3] The income tax impact is calculated using the U.S. corporate statutory tax rate.

Critical Accounting Estimates

Accounting for Long-term Contracts

Substantially all contracts at BDS and certain contracts at BGS are long-term contracts. Our long-term contracts typically represent a single distinct performance obligation due to the highly interdependent and interrelated nature of the underlying goods and/or services and the significant service of integration that we provide.

Accounting for long-term contracts involves a judgmental process of estimating the total revenue, costs, and profit for each performance obligation. Cost of sales is recognized as incurred, and revenue is determined by adding a proportionate amount of the estimated profit to the amount reported as cost of sales.

Due to the size, duration and nature of many of our long-term contracts, the estimation of total revenues and costs through completion is complicated and subject to many variables. Total revenue estimates are based on negotiated contract prices and quantities, modified by our assumptions regarding contract options, change orders, incentive and award fee provisions associated with technical performance, and price adjustment clauses (such as inflation or index-based clauses). The majority of these long-term contracts are with the U.S. government where the price is generally based on the estimated cost to produce the product or service plus profit. Federal Acquisition Regulations provide guidance on the types of cost that will be reimbursed in establishing contract price. Total cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends, business base and other economic projections. Factors that influence these estimates include inflationary trends, technical and schedule risk, internal and supplier performance trends, production quality, labor instability, supply chain delays and quality issues, business volume assumptions, asset utilization, and anticipated labor agreements.

Revenue and cost estimates for all significant long-term contract performance obligations are reviewed and reassessed quarterly. Changes in these estimates could result in recognition of cumulative catch-up adjustments to the contract's inception to date revenues, cost of sales and profit in the period in which such changes are made. Changes in revenue and cost estimates could also result in a reach-forward loss or an adjustment to a reach-forward loss which would be recorded immediately in earnings. Net cumulative catch-up adjustments for changes in estimated revenues and costs at completion across all long-term contracts, including the impact of estimated losses on unexercised options, increased Loss from operations by $6,562 million, $2,943 million and $5,253 million in 2024, 2023 and 2022, respectively, and were primarily due to losses recognized on the KC-46A Tanker, T-7A Red Hawk, Commercial Crew, VC-25B, and MQ-25 programs. These are all fixed-price development programs, and there is ongoing risk that similar losses may have to be recognized in future periods on these and/or other programs.

Due to the significance of judgment in the estimation process described above, it is likely that materially different earnings could be recorded if we used different assumptions or if the underlying circumstances were to change. For example, changes in underlying operational assumptions, inability to implement planned risk mitigation plans, failure to achieve productivity targets, supplier shortages, quality issues and/or pricing issues, inflationary trends, or other circumstances may adversely affect financial performance in future periods. If the combined gross margins for our profitable long-term contracts had been estimated to be higher or lower by 1% during 2024, it would have increased or decreased pre-tax income for the year by approximately $290 million.

Program Accounting

Program accounting requires the demonstrated ability to reliably estimate revenues, costs and gross profit margin for the defined program accounting quantity. A program consists of the estimated number of units (accounting quantity) of a product to be produced in a continuing, long-term production effort for delivery under existing and anticipated contracts. The determination of the accounting quantity is limited by the ability to make reasonably dependable estimates.

Factors that must be estimated include program accounting quantity, sales price, production rates, labor and employee benefit costs, material costs, procured part costs, major component costs, overhead costs, program tooling and other non-recurring costs, and warranty costs. Estimation of the accounting quantity for each program takes into account several factors that are indicative of the demand for the particular program, such as firm orders, letters of intent from prospective customers and market studies. Total estimated program sales are determined by estimating the model mix and sales price for all unsold units within the accounting quantity, added together with the sales prices for all undelivered units under contract. The sales prices for all undelivered units within the accounting quantity include an escalation adjustment for inflation that is updated quarterly, as well as customer consideration driven by delivery delays. Cost estimates are based largely on negotiated and anticipated contracts with suppliers, historical performance trends, and business base and other economic projections. Factors that influence these estimates include the timing of production rate increases, internal and supplier performance trends, production quality, labor instability, supply chain delays and quality issues, learning curve, change incorporation, rework or safety enhancements, regulatory requirements, flight test and certification requirements and schedules, performance or reliability issues involving completed aircraft, customer and/or supplier claims or assertions, asset utilization, anticipated labor agreements, and inflationary or deflationary trends. Certain production rate increases require regulatory approval. For example, during 2024, the FAA communicated it will not approve production rate increases for the 737 program beyond 38 per month or additional production lines until Boeing has complied with required quality and safety standards. If we are unable to increase production rates consistent with our assumptions, our financial position, results of operations and cash flows could be materially impacted.

The introduction of new aircraft and derivatives, such as the 777X, 737-7 and 737-10, involves increased risks associated with meeting development, certification, and production schedules. These challenges include significant global regulatory scrutiny of all development aircraft. We have experienced significant certification delays with the 777X, 737-7 and 737-10 aircraft. As a result, our ability to deliver aircraft on time, satisfy performance and reliability standards and achieve or maintain, as applicable, program profitability is subject to significant risks. We are following the lead of the FAA as we work through the certification processes for the 777X, 737-7 and 737-10 models and the ultimate timing will be determined by the regulators.

To ensure reliability in our estimates, we employ a rigorous estimating process that is reviewed and updated on a quarterly basis. This includes reassessing the accounting quantity. Changes in estimates of program gross profit margins are normally recognized on a prospective basis; however, when estimated costs to complete a program plus costs already included in inventory exceed estimated revenues from the program, a loss is recorded in the current period. Reductions to the estimated loss are included in the gross profit margin for undelivered units in the accounting quantity whereas increases to the estimated loss are recorded as an earnings charge in the period in which the loss is determined.

The 777X and 767 programs recognized earnings charges totaling $3,499 million and $580 million during the year ended December 31, 2024. Adverse changes to the revenue and/or cost estimates for these programs could result in further earnings charges in future periods. Lower production rates and the IAM 751 work stoppage and new agreement as well as pay enhancements for certain other non-union employees have also pressured margins on other commercial airplane programs.

Due to the significance of judgment in the estimation process described above, it is reasonably possible that changes in underlying circumstances or assumptions could have a material effect on program gross margins. If the combined gross margin percentages for our commercial airplane programs had been estimated to be 1% higher or lower it would have an approximately $210 million impact on operating earnings for the year ended December 31, 2024.

Pension Plans

Many of our employees have earned benefits under defined benefit pension plans. The majority of employees that had participated in defined benefit pension plans have transitioned to a company-funded defined contribution retirement savings plan. Accounting rules require an annual measurement of our projected obligation and plan assets. These measurements are based upon several assumptions. Future changes in assumptions or differences between actual and expected outcomes can significantly affect our future annual expense, projected benefit obligation and Shareholders' equity.

The projected benefit obligation is sensitive to discount rates. The projected benefit obligation would decrease by $1,120 million or increase by $1,240 million if the discount rate increased or decreased by 25 basis points. A 25 basis point change in the discount rate would not have a significant impact on pension cost. However, net periodic pension cost is sensitive to changes in the expected long-term rate of asset return. A decrease or increase of 25 basis points in the expected long-term rate of asset return would have increased or decreased 2024 net periodic pension cost by $143 million. See Note 17 to our Consolidated Financial Statements, which includes the discount rate and expected long-term rate of asset return assumptions for the last three years.

Deferred Income Taxes – Valuation Allowance

The Company had deferred income tax assets of $17,991 million at December 31, 2024, that can be used in future years to offset taxable income and reduce income taxes payable. The Company had deferred income tax liabilities of $10,091 million at December 31, 2024, that will partially offset deferred income tax assets and result in higher taxable income in future years and increase income taxes payable. Tax law determines whether future reversals of temporary differences will result in taxable and deductible amounts that offset each other in future years. The particular years in which temporary differences result in taxable or deductible amounts generally are determined by the timing of the recovery of the related asset or settlement of the related liability.

On a quarterly basis, we assess the likelihood that we will be able to recover our deferred tax assets against future sources of taxable income and reduce the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not (defined as a likelihood of more than 50%) that all or a portion of such assets will not be realized.

This assessment takes into account both positive and negative evidence. A recent history of financial reporting losses is heavily weighted as a source of objectively verifiable negative evidence. Due to our recent history of losses, we determined we could not include future projected earnings in our analysis. Rather, we use systematic and logical methods to estimate when deferred tax liabilities will reverse and generate taxable income and when deferred tax assets will reverse and generate tax deductions. The selection of methodologies and assessment of when temporary differences will result in taxable or deductible amounts involves significant management judgment and is inherently complex and subjective. We believe that the methodologies we use are reasonable and can be replicated on a consistent basis in future periods.

Deferred tax liabilities represent the assumed source of future taxable income and the majority are assumed to generate taxable amounts during the next five years. Deferred tax assets include amounts related to pension and other postretirement benefits that are assumed to generate significant deductible amounts beyond five years. The Company's valuation allowance of $7,837 million at December 31, 2024, primarily relates to pension and other postretirement benefit obligation deferred tax assets, tax net operating losses, tax credits and interest carryforwards that are assumed to reverse beyond the period in which reversals of deferred tax liabilities are assumed to occur. During 2024, the Company increased the valuation allowance by $3,287 million primarily due to tax credits and other carryforwards generated in 2024 that cannot be realized in 2024. Until the Company generates sustained levels of profitability, additional valuation allowances may have to be recorded with corresponding adverse impacts on earnings and/or other comprehensive income.

For additional information regarding income taxes, see Note 5 to our Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We have financial instruments that are subject to interest rate risk, principally fixed-rate debt obligations. The investors in our fixed-rate debt obligations do not generally have the right to demand we pay off these obligations prior to maturity. Therefore, exposure to interest rate risk is not believed to be material for our fixed-rate debt.

Foreign Currency Exchange Rate Risk

We are subject to foreign currency exchange rate risk relating to receipts from customers and payments to suppliers in foreign currencies. We use foreign currency forward contracts to hedge the price risk associated with firmly committed and forecasted foreign denominated payments and receipts related to our ongoing business. Foreign currency forward contracts are sensitive to changes in foreign currency exchange rates. At December 31, 2024, a 10% increase or decrease in the exchange rate in our portfolio of foreign currency contracts would have increased or decreased our unrealized losses by $428 million. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments do not create material market risk.

Commodity Price Risk

We are subject to commodity price risk relating to commodity purchase contracts for items used in production that are subject to changes in the market price. We use commodity swaps and commodity purchase contracts to hedge against these potentially unfavorable price changes. Our commodity purchase contracts and derivatives are both sensitive to changes in the market price. At December 31, 2024, a 10% increase or decrease in the market price in our commodity derivatives would have increased or decreased our unrealized losses by $28 million. Consistent with the use of these contracts to neutralize the effect of market price fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these commodity purchase contracts and the offsetting swaps do not create material market risk.

Market Risk

Participants in deferred compensation plans can diversify the deferred amounts among investment funds which are subject to potential changes in fair value. As of December 31, 2024, the deferred compensation liability, which is being marked to market, was $1.7 billion. A 10% change in the fair value of these investment funds would increase or decrease the liability by $168 million. Changes in the liability are recorded in operating earnings.

Item 8. Financial Statements and Supplementary Data

Index to the Consolidated Financial Statements

The Boeing Company and Subsidiaries
Consolidated Statements of Operations

(Dollars in millions, except per share data)

Years ended December 31,	2024	2023	2022
Sales of products	$53,227	$65,581	$55,893
Sales of services	13,290	12,213	10,715
Total revenues	66,517	77,794	66,608
Cost of products	(57,394)	(59,864)	(53,969)
Cost of services	(11,114)	(10,206)	(9,109)
Total costs and expenses	(68,508)	(70,070)	(63,078)
	(1,991)	7,724	3,530
Income/(loss) from operating investments, net	71	46	(16)
General and administrative expense	(5,021)	(5,168)	(4,187)
Research and development expense, net	(3,812)	(3,377)	(2,852)
Gain on dispositions, net	46	2	6
Loss from operations	(10,707)	(773)	(3,519)
Other income, net	1,222	1,227	1,058
Interest and debt expense	(2,725)	(2,459)	(2,561)
Loss before income taxes	(12,210)	(2,005)	(5,022)
Income tax benefit/(expense)	381	(237)	(31)
Net loss	(11,829)	(2,242)	(5,053)
Less: net loss attributable to noncontrolling interest	(12)	(20)	(118)
Net loss attributable to Boeing shareholders	(11,817)	(2,222)	(4,935)
Less: Mandatory convertible preferred stock dividends accumulated during the period	58		
Net loss attributable to Boeing common shareholders	($11,875)	($2,222)	($4,935)
Basic loss per share	($18.36)	($3.67)	($8.30)
Diluted loss per share	($18.36)	($3.67)	($8.30)

See Notes to the Consolidated Financial Statements on pages 60 - 119.

The Boeing Company and Subsidiaries
Consolidated Statements of Comprehensive Income

(Dollars in millions)

Years ended December 31,	2024	2023	2022
Net loss	($11,829)	($2,242)	($5,053)
Other comprehensive (loss)/income, net of tax:			
Currency translation adjustments	(44)	33	(62)
Unrealized gain/(loss) on certain investments, net of tax of $0, $0 and $0		2	(1)
Derivative instruments:			
Unrealized (loss)/gain arising during period, net of tax of $0, ($11) and $12	(258)	41	(40)
Reclassification adjustment for loss/(gain) included in net loss, net of tax of $0, $1 and ($3)	35	(5)	10
Total unrealized (loss)/gain on derivative instruments, net of tax	(223)	36	(30)
Defined benefit pension plans & other postretirement benefits:			
Net actuarial (loss)/gain arising during the period, net of tax of ($1), $13 and ($22)	(225)	(722)	1,533
Amortization of actuarial loss/(gain) included in net periodic pension cost, net of tax of $0, $0 and ($11)	105	(2)	791
Settlement gain included in net periodic cost, net of tax of $0, $0 and $0			(4)
Amortization of prior service credits included in net periodic pension cost, net of tax of $0, $1 and $2	(92)	(102)	(114)
Prior service credits arising during the period, net of tax of $0, $0 and $0	(140)		(1)
Pension and postretirement benefit/(cost) related to our equity method investments, net of tax of $0, $0 and $0	9		(3)
Total defined benefit pension plans & other postretirement benefits, net of tax	(343)	(826)	2,202
Other comprehensive (loss)/income, net of tax	**(610)**	**(755)**	**2,109**
Comprehensive loss	**(12,439)**	**(2,997)**	**(2,944)**
Less: Comprehensive loss attributable to noncontrolling interest	(12)	(20)	(118)
Comprehensive loss attributable to Boeing Shareholders	**($12,427)**	**($2,977)**	**($2,826)**

See Notes to the Consolidated Financial Statements on pages 60 - 119.

The Boeing Company and Subsidiaries
Consolidated Statements of Financial Position

(Dollars in millions, except per share data)

December 31,	2024	2023
Assets		
Cash and cash equivalents	$13,801	$12,691
Short-term and other investments	12,481	3,274
Accounts receivable, net	2,631	2,649
Unbilled receivables, net	8,363	8,317
Current portion of financing receivables, net	207	99
Inventories	87,550	79,741
Other current assets, net	2,965	2,504
Total current assets	127,998	109,275
Financing receivables and operating lease equipment, net	314	860
Property, plant and equipment, net	11,412	10,661
Goodwill	8,084	8,093
Acquired intangible assets, net	1,957	2,094
Deferred income taxes	185	59
Investments	999	1,035
Other assets, net of accumulated amortization of $1,085 and $1,046	5,414	4,935
Total assets	$156,363	$137,012
Liabilities and equity		
Accounts payable	$11,364	$11,964
Accrued liabilities	24,103	22,331
Advances and progress billings	60,333	56,328
Short-term debt and current portion of long-term debt	1,278	5,204
Total current liabilities	97,078	95,827
Deferred income taxes	122	229
Accrued retiree health care	2,176	2,233
Accrued pension plan liability, net	5,997	6,516
Other long-term liabilities	2,318	2,332
Long-term debt	52,586	47,103
Total liabilities	160,277	154,240
Shareholders' equity:		
Mandatory convertible preferred stock, 6.00% Series A, par value $1.00 – 20,000,000 shares authorized; 5,750,000 shares issued; aggregate liquidation preference $5,750	6	
Common stock, par value $5.00 – 1,200,000,000 shares authorized; 1,012,261,159 shares issued	5,061	5,061
Additional paid-in capital	18,964	10,309
Treasury stock, at cost	(32,386)	(49,549)
Retained earnings	15,362	27,251
Accumulated other comprehensive loss	(10,915)	(10,305)
Total shareholders' deficit	(3,908)	(17,233)
Noncontrolling interests	(6)	5
Total equity	(3,914)	(17,228)
Total liabilities and equity	$156,363	$137,012

See Notes to the Consolidated Financial Statements on pages 60 - 119.

The Boeing Company and Subsidiaries
Consolidated Statements of Cash Flows

(Dollars in millions)

Years ended December 31,	2024	2023	2022
Cash flows – operating activities:			
Net loss	**($11,829)**	($2,242)	($5,053)
Adjustments to reconcile net loss to net cash (used)/provided by operating activities:			
Non-cash items –			
Share-based plans expense	**407**	690	725
Treasury shares issued for 401(k) contribution	**1,601**	1,515	1,215
Depreciation and amortization	**1,836**	1,861	1,979
Investment/asset impairment charges, net	**112**	46	112
Gain on dispositions, net	**(46)**	(2)	(6)
777X and 767 reach-forward losses	**4,079**		
Other charges and credits, net	**528**	3	401
Changes in assets and liabilities –			
Accounts receivable	**(37)**	(128)	142
Unbilled receivables	**(60)**	321	6
Advances and progress billings	**4,069**	3,365	108
Inventories	**(12,353)**	(1,681)	420
Other current assets	**(16)**	389	(591)
Accounts payable	**(793)**	1,672	838
Accrued liabilities	**1,563**	779	2,956
Income taxes receivable, payable and deferred	**(567)**	44	1,347
Other long-term liabilities	**(329)**	(313)	(158)
Pension and other postretirement plans	**(959)**	(1,049)	(1,378)
Financing receivables and operating lease equipment, net	**512**	571	142
Other	**202**	119	307
Net cash (used)/provided by operating activities	**(12,080)**	5,960	3,512
Cash flows – investing activities:			
Payments to acquire property, plant and equipment	**(2,230)**	(1,527)	(1,222)
Proceeds from disposals of property, plant and equipment	**49**	27	35
Acquisitions, net of cash acquired	**(50)**	(70)	
Proceeds from dispositions	**124**		
Contributions to investments	**(13,856)**	(16,448)	(5,051)
Proceeds from investments	**4,743**	15,739	10,619
Supplier notes receivable	**(694)**	(162)	
Repayments on supplier notes receivable	**40**		
Purchase of distribution rights	**(88)**		
Other	**(11)**	4	(11)
Net cash (used)/provided by investing activities	**(11,973)**	(2,437)	4,370
Cash flows – financing activities:			
New borrowings	**10,161**	75	34
Debt repayments	**(8,673)**	(5,216)	(1,310)
Common stock issuance, net of issuance costs	**18,200**		
Mandatory convertible preferred stock issuance, net of issuance costs	**5,657**		
Stock options exercised		45	50
Employee taxes on certain share-based payment arrangements	**(83)**	(408)	(40)
Other	**(53)**	17	
Net cash provided/(used) by financing activities	**25,209**	(5,487)	(1,266)
Effect of exchange rate changes on cash and cash equivalents	**(47)**	30	(73)
Net increase/(decrease) in cash & cash equivalents, including restricted	**1,109**	(1,934)	6,543
Cash & cash equivalents, including restricted, at beginning of year	**12,713**	14,647	8,104
Cash & cash equivalents, including restricted, at end of year	**13,822**	12,713	14,647
Less restricted cash & cash equivalents, included in Investments	**21**	22	33
Cash and cash equivalents at end of year	**$13,801**	$12,691	$14,614

See Notes to the Consolidated Financial Statements on pages 60 - 119.

The Boeing Company and Subsidiaries
Consolidated Statements of Equity

(Dollars in millions, except per share data)	Mandatory convertible preferred stock	Common stock	Additional paid-in capital	Treasury stock	Retained earnings	Accumulated other comprehensive loss	Non-controlling interests	Total
				Boeing shareholders				
Balance at January 1, 2022		$5,061	$9,052	($51,861)	$34,408	($11,659)	$153	($14,846)
Net loss					(4,935)		(118)	(5,053)
Other comprehensive income, net of tax of ($22)						2,109		2,109
Share-based compensation			725					725
Treasury shares issued for stock options exercised, net			(31)	81				50
Treasury shares issued for other share-based plans, net			(94)	46				(48)
Treasury shares issued for 401(k) contribution			295	920				1,215
Balance at December 31, 2022		$5,061	$9,947	($50,814)	$29,473	($9,550)	$35	($15,848)
Net loss					(2,222)		(20)	(2,242)
Other comprehensive loss, net of tax of $4						(755)		(755)
Share-based compensation			690					690
Treasury shares issued for stock options exercised, net			(28)	73				45
Treasury shares issued for other share-based plans, net			(660)	304				(356)
Treasury shares issued for 401(k) contribution			627	888				1,515
Subsidiary shares purchased from noncontrolling interests			(267)					(267)
Other changes in noncontrolling interests							(10)	(10)
Balance at December 31, 2023		$5,061	$10,309	($49,549)	$27,251	($10,305)	$5	($17,228)
Net loss					(11,817)		(12)	(11,829)
Other comprehensive loss, net of tax of ($1)						(610)		(610)
Share-based compensation			407					407
Mandatory convertible preferred stock issued, net of issuance costs	6		5,645					5,651
Common stock issued, net of issuance costs			2,253	15,928				18,181
Treasury shares issued for other share-based plans, net			(145)	129				(16)
Treasury shares issued for 401(k) contribution			495	1,106				1,601
Cash dividends declared on Mandatory convertible preferred stock					(72)			(72)
Other changes in noncontrolling interests							1	1
Balance at December 31, 2024	$6	$5,061	$18,964	($32,386)	$15,362	($10,915)	($6)	($3,914)

See Notes to the Consolidated Financial Statements on pages 60 - 119.

The Boeing Company and Subsidiaries
Notes to the Consolidated Financial Statements
Summary of Business Segment Data

(Dollars in millions)

Years ended December 31,	**2024**	2023	2022
Revenues:			
Commercial Airplanes	**$22,861**	$33,901	$26,026
Defense, Space & Security	**23,918**	24,933	23,162
Global Services	**19,954**	19,127	17,611
Unallocated items, eliminations and other	**(216)**	(167)	(191)
Total revenues	**$66,517**	$77,794	$66,608
Loss from operations:			
Commercial Airplanes	**($7,969)**	($1,635)	($2,341)
Defense, Space & Security	**(5,413)**	(1,764)	(3,544)
Global Services	**3,618**	3,329	2,727
Segment operating loss	**(9,764)**	(70)	(3,158)
Unallocated items, eliminations and other	**(2,047)**	(1,759)	(1,504)
FAS/CAS service cost adjustment	**1,104**	1,056	1,143
Loss from operations	**(10,707)**	(773)	(3,519)
Other income, net	**1,222**	1,227	1,058
Interest and debt expense	**(2,725)**	(2,459)	(2,561)
Loss before income taxes	**(12,210)**	(2,005)	(5,022)
Income tax benefit/(expense)	**381**	(237)	(31)
Net loss	**(11,829)**	(2,242)	(5,053)
Less: net loss attributable to noncontrolling interest	**(12)**	(20)	(118)
Net loss attributable to Boeing shareholders	**(11,817)**	(2,222)	(4,935)
Less: Mandatory convertible preferred stock dividends accumulated during the period	**58**		
Net loss attributable to Boeing common shareholders	**($11,875)**	($2,222)	($4,935)

This information is an integral part of the Notes to the Consolidated Financial Statements. See Note 23 for further segment results.

The Boeing Company and Subsidiaries
Notes to the Consolidated Financial Statements
Years ended December 31, 2024, 2023 and 2022
(Dollars in millions, except otherwise stated)

Note 1 – Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The Consolidated Financial Statements included in this report have been prepared by management of The Boeing Company (herein referred to as "Boeing," the "Company," "we," "us" or "our"). These statements include the accounts of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. All significant intercompany accounts and transactions have been eliminated. As described in Note 23, we operate in three reportable segments: Commercial Airplanes (BCA), Defense, Space & Security (BDS), and Global Services (BGS). We added a new financial statement line item to the Consolidated Statements of Cash Flows for cash invested in Supplier notes receivable and reclassified the corresponding amounts in the prior period financial statements to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating Cycle

For classification of certain current assets and liabilities, we use the duration of the related contract or program as our operating cycle, which is generally longer than one year.

Revenue and Related Cost Recognition

Commercial aircraft contracts The majority of our BCA segment revenue is derived from commercial aircraft contracts. For each contract, we determine the transaction price based on the consideration expected to be received. We allocate the transaction price to each commercial aircraft performance obligation based on relative standalone selling prices adjusted by an escalation formula as specified in the customer agreement. Revenue is recognized for each commercial aircraft performance obligation at the point in time when the aircraft is completed and accepted by the customer. We use program accounting to determine the amount reported as cost of sales.

Payments for commercial aircraft sales are received in accordance with the customer agreement, which generally includes a deposit upon order and additional payments in accordance with a payment schedule, with the balance being due immediately prior to or at aircraft delivery. Advances and progress billings (contract liabilities) are normal and customary for commercial aircraft contracts and not considered a significant financing component as they are intended to protect us from the other party failing to adequately complete some or all of its obligations under the contract.

Long-term contracts Substantially all contracts at BDS and certain contracts at BGS are long-term contracts with the U.S. government and other customers that generally extend over several years. Products sales under long-term contracts primarily include fighter jets, rotorcraft, cybersecurity products, surveillance suites, advanced weapons, missile defense, military derivative aircraft, satellite systems and modification of commercial passenger aircraft to cargo freighters. Sales of services under long-term contracts primarily include support and maintenance agreements associated with our commercial and defense products and space travel on Commercial Crew.

For each long-term contract, we determine the transaction price based on the consideration expected to be received. We allocate the transaction price to each distinct performance obligation to deliver a good or service, or a collection of goods and/or services, based on the relative standalone selling prices. A long-term contract will typically represent a single distinct performance obligation due to the highly interdependent and interrelated nature of the underlying goods and/or services and the significant service of integration that we provide. While the scope and price on certain long-term contracts may be modified over their life, the transaction price is based on current rights and obligations under the contract and does not include potential modifications until they are agreed upon with the customer. When applicable, a cumulative adjustment or separate recognition for the additional scope and price may result. Long-term contracts can be negotiated with a fixed price or a price in which we are reimbursed for costs incurred plus an agreed upon profit. The Federal Acquisition Regulations provide guidance on the types of cost that will be reimbursed in establishing the price for contracts with the U.S. government. Certain long-term contracts include in the transaction price variable consideration, such as incentive and award fees, if specified targets are achieved. The amount included in the transaction price represents the expected value, based on a weighted probability, or the most likely amount.

Long-term contract revenue is recognized over the contract term (over time) as the work progresses, either as products are produced or as services are rendered. We generally recognize revenue over time as we perform on long-term contracts because of continuous transfer of control to the customer. For U.S. government contracts, this continuous transfer of control to the customer is supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay us for costs incurred plus a reasonable profit and take control of any work in process. Similarly, for non-U.S. government contracts, the customer typically controls the work in process as evidenced either by contractual termination clauses or by our rights to payment of the transaction price associated with work performed to date on products or services that do not have an alternative use to the Company.

The accounting for long-term contracts involves a judgmental process of estimating total revenues, costs and profit for each performance obligation. Cost of sales is recognized as incurred. The amount reported as revenues is determined by adding a proportionate amount of the estimated profit to the amount reported as cost of sales. Recognizing revenue as costs are incurred provides an objective measure of progress on the long-term contract and thereby best depicts the extent of transfer of control to the customer.

For long-term contracts for which revenue is recognized over time, changes in estimated revenues, cost of sales and the related effect on operating income are recognized using a cumulative catch-up adjustment which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a long-term contract's percentage-of-completion. When the current estimates of total revenues and costs at completion for a long-term contract indicate a loss, a provision for the entire reach-forward loss on the long-term contract is recognized.

The table below reflects the impact of net cumulative catch-up adjustments for changes in estimated revenues and costs at completion across all long-term contracts including the impact to Loss from operations from estimated losses on unexercised options for the years ended December 31:

	2024	2023	2022
Decrease to Revenue	**($2,794)**	($1,706)	($2,335)
Increase to Loss from operations	**($6,562)**	($2,943)	($5,253)
Increase to Diluted loss per share	**($9.83)**	($5.43)	($8.88)

Significant adjustments during the three years ended December 31, 2024 included losses on KC-46A Tanker, T-7A Red Hawk, Commercial Crew, VC-25B and MQ-25 programs.

Due to the significance of judgment in the estimation process, changes in underlying operational assumptions, inability to implement planned risk mitigation plans, failure to achieve productivity targets, supplier shortages, quality issues and/or pricing issues, inflationary trends, or other circumstances may adversely or positively affect financial performance in future periods.

Payments under long-term contracts may be received before or after revenue is recognized. The U.S. government customer typically withholds payment of a small portion of the contract price until contract completion. Therefore, long-term contracts typically generate Unbilled receivables (contract assets) but may generate Advances and progress billings (contract liabilities). Long-term contract Unbilled receivables and Advances and progress billings are not considered a significant financing component because they are intended to protect either the customer or the Company in the event that some or all of the obligations under the contract are not completed.

Commercial spare parts contracts Certain contracts at our BGS segment include sales of commercial spare parts. For each contract, we determine the transaction price based on the consideration expected to be received. The spare parts have discrete unit prices that represent fair value. We generally consider each spare part to be a separate performance obligation. Revenue is recognized for each commercial spare part performance obligation at the point in time of delivery to the customer. We may provide our customers with a right to return a commercial spare part where a customer may receive a full or partial refund, a credit applied to amounts owed, a different product in exchange, or any combination of these items. We consider the potential for customer returns in the estimated transaction price. The amount reported as cost of sales is recorded at average cost. Payments for commercial spare parts sales are typically received shortly after delivery.

Other service revenue contracts Certain contracts at our BGS segment are for sales of services to commercial customers including maintenance, training, data analytics and information-based services. We recognize revenue for these service performance obligations over time as the services are rendered. The method of measuring progress (such as straight-line or billable amount) varies depending upon which method best depicts the transfer of control to the customer based on the type of service performed. Cost of sales is recorded as incurred.

Concession sharing arrangements We account for sales concessions to our customers in consideration of their purchase of products and services as a reduction of the transaction price and the revenue that is recognized for the related performance obligations. The sales concessions incurred may be partially reimbursed by certain suppliers in accordance with concession sharing arrangements. We record these reimbursements, which are presumed to represent reductions in the price of the vendor's products or services, as a reduction in Cost of products.

Unbilled receivables and advances and progress billings Unbilled receivables (contract assets) arise when the Company recognizes revenue for amounts which cannot yet be billed under terms of the contract with the customer. Advances and progress billings (contract liabilities) arise when the Company receives payments from customers in advance of recognizing revenue. The amount of Unbilled receivables or Advances and progress billings is determined for each contract.

Financial services revenue We record financial services revenue associated with sales-type leases, operating leases and loans in Sales of services on the Consolidated Statements of Operations. For sales-type leases, we recognize selling profit or loss at lease inception if collection of the lease payments is probable. For sales-type leases, we record financing receivables at lease inception. A financing receivable is recorded at the aggregate of future lease payments, estimated residual value of the leased equipment, and any deferred incremental direct costs less unearned income. Income is recognized over the life of the lease to approximate a level rate of return on the net investment. For notes receivable, we record financing receivables net of any unamortized discounts and deferred incremental direct costs. Interest income and amortization of any discounts are recorded ratably over the related term of the note.

Income recognition is generally suspended for financing receivables that are uncollectible. We determine that a financing receivable is uncollectible when, based on current information and events, it is probable that we will be unable to collect amounts due according to the original contractual terms. We determine a financing receivable is past due when cash has not been received upon the due date specified in the contract.

We evaluate the collectability of financing receivables at commencement and on a recurring basis. If a financing receivable is determined to be uncollectible, the customer is categorized as non-accrual status. When a customer is in non-accrual status at commencement, sales-type lease revenue is deferred until substantially all cash has been received or the customer is removed from non-accrual status. If we have a note receivable with a customer that is in non-accrual status, or a sales-type lease with a customer that changes to non-accrual status after commencement, we recognize contractual interest income as payments are received to the extent there is sufficient collateral and payments exceed past due principal payments.

Residual values, which are reviewed periodically, represent the estimated amount we expect to receive at lease termination from the disposition of the leased equipment. Actual residual values realized could differ from these estimates. Declines in estimated residual value that are deemed other-than-temporary are recognized in the period in which the declines occur.

For operating leases, revenue on leased aircraft and equipment is recorded on a straight-line basis over the term of the lease. Operating lease assets, included in Financing receivables and operating lease equipment, net, are recorded at cost and depreciated to an estimated residual value using the straight-line method over the period that we project we will hold the asset. We periodically review our estimates of residual value and recognize forecasted changes by prospectively adjusting depreciation expense. We record assets held for sale at the lower of carrying value or fair value less costs to sell. We evaluate for impairment assets under operating leases when events or changes in circumstances indicate that the expected undiscounted cash flow from the asset may be less than the carrying value. When we determine that impairment is indicated for an asset, the amount of impairment expense recorded is the excess of the carrying value over the fair value of the asset.

Reinsurance Our wholly-owned insurance subsidiary, Astro Ltd., participates in a reinsurance pool for workers' compensation. The member agreements and practices of the reinsurance pool minimize any participating members' individual risk. Reinsurance revenues were $110, $163 and $129 during 2024, 2023 and 2022, respectively. Reinsurance costs related to premiums and claims paid to the reinsurance pool were $123, $181 and $134 during 2024, 2023 and 2022, respectively. Revenues and costs are presented net in Cost of products and Cost of services in the Consolidated Statements of Operations.

Research and Development

Research and development includes costs incurred for experimentation, design and testing, as well as bid and proposal efforts related to government products and services, which are expensed as incurred unless the costs are related to certain contractual arrangements with customers. Costs that are incurred pursuant to such contractual arrangements are recorded over the period that revenue is recognized, consistent with our long-term contract accounting policy. We have certain research and development arrangements with customers that meet the conditions for best efforts research and development accounting. Accordingly, the amounts funded by the customer are recognized as an offset to our research and development expense rather than as contract revenues. Research and development expense, net included bid and proposal costs of $179, $188 and $217 in 2024, 2023 and 2022, respectively.

Share-Based Compensation

We provide various forms of share-based compensation to our employees. For awards settled in shares, we measure compensation expense based on the grant-date fair value net of estimated forfeitures. For awards settled in cash, or that may be settled in cash, we measure compensation expense based on the fair value at each reporting date net of estimated forfeitures. The expense is recognized over the requisite service period, which is generally the vesting period of the award.

Income Taxes

Provisions for U.S. federal, state and local, and non-U.S. income taxes are calculated on reported Loss before income taxes based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions.

The accounting for uncertainty in income taxes requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We record a liability for the difference between the benefit recognized and measured for financial statement purposes and the tax position taken or expected to be taken on our tax return. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. Tax-related interest and penalties are classified as a component of Income tax benefit/(expense).

We also assess the likelihood that we will be able to recover our deferred tax assets against future sources of taxable income and reduce the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not that all or a portion of such assets will not be realized. Changes in our estimates and judgments regarding realization of deferred tax assets may result in an increase or decrease to our tax expense and/or other comprehensive income, which would be recorded in the period in which the change occurs.

Postretirement Plans

Many of our employees have earned benefits under defined benefit pension plans. The majority of employees that had participated in defined benefit pension plans have transitioned to a company-funded defined contribution retirement savings plan. We also provide postretirement benefit plans other than pensions, consisting principally of health care coverage to eligible retirees and qualifying dependents. Benefits under the pension and other postretirement benefit plans are generally based on age at retirement and years of service and, for some pension plans, benefits are also based on the employee's annual earnings. The net periodic cost of our pension and other postretirement plans is determined using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate, the long-term rate of asset return and medical trend (rate of growth for medical costs). Actuarial gains and losses, which occur when actual experience differs from actuarial assumptions, are reflected in Shareholders' equity (net of taxes). If actuarial gains and losses exceed ten percent of the greater of plan assets or plan liabilities, we amortize them over the average expected future lifetime of participants. The funded status of our pension and postretirement plans is reflected on the Consolidated Statements of Financial Position.

Postemployment Plans

We record a liability for postemployment benefits, such as severance or job training, when payment is probable and the amount is reasonably estimable.

Environmental Remediation

We are subject to federal and state requirements for protection of the environment, including those for discharge of hazardous materials and remediation of contaminated sites. We routinely assess, based on in-depth studies, expert analyses and legal reviews, our contingencies, obligations and commitments for remediation of contaminated sites, including assessments of ranges and probabilities of recoveries from other responsible parties and/or insurance carriers. Our policy is to accrue and charge to current expense identified exposures related to environmental remediation sites when it is probable that a liability has been incurred and the amount can be reasonably estimated. The amount of the liability is based on our best estimate or the low end of a range of reasonably possible exposure for investigation, cleanup and monitoring costs to be incurred. Estimated remediation costs are not discounted to present value as the timing of payments cannot be reasonably estimated. We may be able to recover a portion of the remediation costs from insurers or other third parties. Such recoveries are recorded when realization of the claim for recovery is deemed probable.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid instruments, such as commercial paper, time deposits and other money market instruments, which have original maturities of three months or less. We aggregate our cash balances by bank where conditions for right of set-off are met, and reclassify any negative balances, consisting mainly of uncleared checks, to Accounts payable. Negative balances reclassified to Accounts payable were $110 and $117 at December 31, 2024 and 2023.

Inventories

Inventoried costs on commercial aircraft programs and long-term contracts include direct engineering, production and tooling and other non-recurring costs, and applicable overhead, which includes fringe benefits, production related indirect and plant management salaries and plant services, not in excess of estimated net realizable value. To the extent a material amount of such costs are related to an abnormal event or are fixed costs not appropriately attributable to our programs or contracts, they are expensed in the current period rather than inventoried. Inventoried costs include amounts relating to programs and contracts with long-term production cycles, a portion of which is not expected to be realized within one year. Included in inventory for federal government contracts is an allocation of allowable costs related to manufacturing process reengineering.

Commercial aircraft programs inventory includes deferred production costs and supplier advances. Deferred production costs represent actual costs incurred for production of early units that exceed the estimated average cost of all units in the program accounting quantity. Higher production costs are experienced at the beginning of a new or derivative aircraft program. Units produced early in a program require substantially more effort (labor and other resources) than units produced later in a program because of volume efficiencies and the effects of learning. We expect that these deferred costs will be fully recovered when all units included in the accounting quantity are delivered as the expected unit cost for later deliveries is below the estimated average cost of all units in the program. Supplier advances represent payments for parts we have contracted to receive from suppliers in the future. As parts are received, supplier advances are amortized to work in process.

The determination of net realizable value of long-term contract costs is based upon quarterly reviews that estimate costs to be incurred to complete all contract requirements. When actual contract costs and the estimate to complete exceed total estimated contract revenues, a loss provision is recorded. The determination of net realizable value of commercial aircraft program costs is based upon quarterly program reviews that estimate revenue and cost to be incurred to complete the program accounting quantity. When estimated costs to complete exceed estimated program revenues to go, a program loss provision is recorded in the current period for the estimated loss on all undelivered units in the accounting quantity.

Used aircraft purchased by our BCA segment and general stock materials are stated at cost not in excess of net realizable value. Spare parts inventory is stated at lower of average unit cost or net realizable value. We review our commercial spare parts and general stock materials quarterly to identify impaired inventory, including excess or obsolete inventory, based on historical sales trends, expected production usage, and the size and age of the aircraft fleet using the part. Impaired inventories are charged to Cost of products in the period the impairment occurs.

Included in inventory for commercial aircraft programs are amounts paid or credited in cash, or other consideration to certain airline customers, that are referred to as early issue sales consideration. Early issue sales consideration is recognized as a reduction to revenue when the delivery of the aircraft under contract occurs. If an airline customer does not perform and take delivery of the contracted aircraft, we believe that we would have the ability to recover amounts paid. However, to the extent early issue sales consideration exceeds advances and is not considered to be otherwise recoverable, it would be written off against revenue of the current period.

Precontract Costs

We may, from time to time, incur costs in excess of the amounts required for existing contracts. If we determine the costs are probable of recovery from future orders, then we capitalize the precontract costs we incur, excluding start-up costs which are expensed as incurred. Capitalized precontract costs are included in Inventories in the accompanying Consolidated Statements of Financial Position. Should future orders not materialize or we determine the costs are no longer probable of recovery, the capitalized costs would be written off.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including applicable construction-period interest, less accumulated depreciation and are depreciated principally over the following estimated useful lives: new buildings and land improvements, from 10 to 40 years; and new machinery and equipment, from 4 to 20 years. The principal method of depreciation for buildings and land improvements is 150% declining balance and for machinery and equipment is sum-of-the-years' digits. Capitalized internal use software is included in Other assets, net and amortized using the straight line method over 5 years. Capitalized costs of software purchased as a service are included in Other assets, net and amortized using the straight line method over the term of the hosting arrangement, which is typically no greater than 10 years. We periodically evaluate the appropriateness of remaining depreciable lives assigned to long-lived assets, including assets that may be subject to a management plan for disposition.

Long-lived assets held for sale are stated at the lower of cost or fair value less cost to sell. Long-lived assets held for use are subject to an impairment assessment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset.

Leases

We determine if an arrangement is, or contains, a lease under which we are the lessee at the inception date. Operating lease assets are included in Other assets, net, with the related liabilities included in Accrued liabilities and Other long-term liabilities. Assets under finance leases, which primarily represent computer equipment, are included in Property, plant and equipment, net, with the related liabilities included in Short-term debt and current portion of long-term debt and Long-term debt on the Consolidated Statements of Financial Position.

Operating lease assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. We use our estimated incremental borrowing rate in determining the present value of lease payments. Variable components of the lease payments such as fair market value adjustments, utilities and maintenance costs are expensed as incurred and not included in determining the present value. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

We have real property lease agreements with lease and non-lease components which are accounted for as a single lease component.

Asset Retirement Obligations

We record all known asset retirement obligations for which the liability's fair value can be reasonably estimated, including certain asbestos removal, asset decommissioning and contractual lease restoration obligations. Recorded amounts are not material.

We also have known conditional asset retirement obligations, such as certain asbestos remediation and asset decommissioning activities to be performed in the future, that are not reasonably estimable due to insufficient information about the timing and method of settlement of the obligation. Accordingly, these obligations have not been recorded in the Consolidated Financial Statements. A liability for these obligations will be recorded in the period when sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability's fair value. In addition, there may be conditional asset retirement obligations that we have not yet discovered (e.g. asbestos may exist in certain buildings but we have not become aware of it through the normal course of business), and therefore, these obligations also have not been included in the Consolidated Financial Statements.

Goodwill and Other Acquired Intangibles

Goodwill and other acquired intangible assets with indefinite lives are not amortized, but are tested for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. Our annual testing date is April 1.

We test goodwill for impairment by performing a qualitative assessment or using a quantitative test. If we choose to perform a qualitative assessment and determine it is more likely than not that the carrying value of the net assets is more than the fair value of the related operations, the quantitative test is then performed; otherwise, no further testing is required. For operations where the quantitative test is used, we compare the carrying value of net assets to the estimated fair value of the related operations. If the fair value is determined to be less than carrying value, the shortfall up to the carrying value of the goodwill represents the amount of goodwill impairment.

We performed our annual goodwill impairment test as of April 1, 2024, using a qualitative assessment. We determined the fair value of each of our reporting units substantially exceeded their respective carrying values. Our Military Aircraft reporting unit within our BDS segment had goodwill of $1,295 and a negative carrying value at December 31, 2024.

Indefinite-lived intangibles consist of a brand and trade name and in-process research and development (IPR&D) acquired in business combinations. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. IPR&D is reclassified to finite-lived acquired intangible assets when a project is completed and then amortized on a straight-line basis over the asset's estimated useful life. We test these intangibles for impairment by comparing the carrying values to current projections of related discounted cash flows. Any excess carrying value over the amount of discounted cash flows represents the amount of the impairment.

Our finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows: developed technology, from 4 to 14 years; product know-how, from 6 to 30 years; customer base, from 3 to 17 years; distribution rights, from 3 to 27 years; and other, from 1 to 32 years. We evaluate the potential impairment of finite-lived acquired intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset.

Investments

Time deposits are held-to-maturity investments that are carried at cost.

Available-for-sale debt investments include commercial paper, corporate notes and U.S. government agency securities. Available-for-sale debt investments are recorded at fair value, and unrealized gains and losses are recorded, net of tax, as a component of accumulated other comprehensive income. Realized gains and losses on available-for-sale debt investments are recognized based on the specific identification method. Available-for-sale debt investments are assessed for impairment quarterly.

The equity method of accounting is used to account for investments for which we have the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if we have an ownership interest in the voting stock of an investee of between 20% and 50%. The cumulative earnings approach is used for cash flow classification of distributions received from equity method investments.

Other Equity investments are recorded at fair value, with gains and losses recorded through net earnings. Equity investments without readily determinable fair value are measured at cost, less impairments, plus or minus observable price changes. Equity investments without readily determinable fair value are assessed for impairment quarterly.

We classify investment income and loss on our Consolidated Statements of Operations based on whether the investment is operating or non-operating in nature. Operating investments align strategically and are integrated with our operations. Earnings from operating investments, including our share of income or loss from equity method investments, dividend income from other equity investments, and any impairments or gain/loss on the disposition of these investments, are recorded in Income/(loss) from operating investments, net. Non-operating investments are those we hold for non-strategic purposes. Earnings from non-operating investments, including interest and dividends on marketable securities, and any impairments or gain/loss on the disposition of these investments are recorded in Other income, net.

Derivatives

All derivative instruments are recognized in the financial statements and measured at fair value regardless of the purpose or intent of holding them. We principally use derivative instruments to manage a variety of market risks. For our cash flow hedges, the derivative's gain or loss is initially reported in comprehensive income and is subsequently reclassified into earnings in the same period(s) during which the hedged forecasted transaction affects earnings.

We have agreements to purchase and sell aluminum to address long-term strategic sourcing objectives and non-U.S. business requirements. We also hold certain other derivative instruments for economic purposes. These aluminum purchase and sale agreements and other derivative instruments are derivatives for accounting purposes but are not designated as hedges for accounting purposes. For these aluminum agreements and other derivative instruments not designated for hedge accounting treatment, the changes in their fair value are recorded in earnings immediately.

Allowances for Losses on Certain Financial Assets

We establish allowances for credit losses on accounts receivable, unbilled receivables, financing receivables and certain other financial assets. The adequacy of these allowances is assessed quarterly through consideration of factors such as customer credit ratings, bankruptcy filings, published or estimated credit default rates, age of the receivable, expected loss rates and collateral exposures. Collateral exposure is the excess of the carrying value of a financial asset over the fair value of the related collateral. We determine the creditworthiness of our customers by assigning internal credit ratings based upon publicly available information and information obtained directly from the customers. Our rating categories are comparable to those used by major credit rating agencies.

Financing receivables are collateralized by security in the related asset. We use a median calculated from published collateral values from multiple third-party aircraft value publications based on the type and age of the aircraft to determine the fair value of aircraft collateral. Under certain circumstances, we apply judgment based on the attributes of the specific aircraft or equipment, usually when the features or use of the aircraft vary significantly from the more generic aircraft attributes covered by outside publications.

We have entered into agreements with certain customers and suppliers to whom we have provided financing that would entitle us to look beyond the specific collateral underlying the receivable for purposes of determining the collateral exposure. Should the proceeds from the sale of the underlying collateral asset resulting from a default condition be insufficient to cover the carrying value of our receivable (creating a shortfall condition), these agreements would, for example, permit us to take the actions necessary to sell or retain certain other assets in which the customer or supplier has an equity interest and use the proceeds to cover the shortfall.

Commercial Aircraft Trade-in Commitments

In conjunction with signing a definitive agreement for the sale of new commercial aircraft (Sale Aircraft), we have entered into trade-in commitments with certain customers that give them the right to trade in used aircraft at a specified price.

Exposure related to trade-in commitments may take the form of:

(1) adjustments to revenue for the difference between the contractual trade-in price in the definitive agreement and our best estimate of the fair value of the trade-in aircraft as of the date of such agreement, which would be recognized upon delivery of the Sale Aircraft, and/or

(2) charges to cost of products for adverse changes in the fair value of trade-in aircraft that occur subsequent to signing of a definitive agreement for Sale Aircraft but prior to the purchase of the used trade-in aircraft. Estimates based on current aircraft values would be included in Accrued liabilities.

The fair value of trade-in aircraft is determined using aircraft-specific data such as model, age and condition, market conditions for specific aircraft and similar models, and multiple valuation sources. This process uses our assessment of the market for each trade-in aircraft, which in most instances begins years before the return of the aircraft. There are several possible markets in which we continually pursue opportunities to place used aircraft. These markets include, but are not limited to, the resale market, which could potentially include the cost of long-term storage; the leasing market, with the potential for refurbishment costs to meet the leasing customer's requirements; or the scrap market. Trade-in aircraft valuation varies significantly depending on which market we determine is most likely for each aircraft. On a quarterly basis, we update our valuation analysis based on the actual activities associated with placing each aircraft into a market or using current published third-party aircraft valuations based on the type and age of the aircraft, adjusted for individual attributes and known conditions.

Warranties

In conjunction with certain product sales, we provide warranties that cover factors such as non-conformance to specifications and defects in material and design. The majority of our warranties are issued by our BCA segment. Generally, aircraft sales are accompanied by a 3 to 4-year standard warranty for systems, accessories, equipment, parts, and software manufactured by us or manufactured to certain standards under our authorization. These warranties are included in the estimates to complete the related programs. On occasion we have made commitments beyond the standard warranty obligation to correct fleet-wide major issues of a particular model, resulting in additional accrued warranty expense. Warranties issued by our BDS segment principally relate to sales of military aircraft and weapons systems. These sales are generally accompanied by a six month to two-year warranty period and cover systems, accessories, equipment, parts and software manufactured by us to certain contractual specifications. Estimated costs related to standard warranties are recorded in the period in which the related product delivery occurs. The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products delivered times the average of historical monthly warranty payments, as well as additional amounts for certain major warranty issues that exceed a normal claims level. Estimated costs of these additional warranty issues are considered changes to the initial liability estimate.

We provide guarantees to certain commercial aircraft customers which include compensation provisions for failure to meet specified aircraft performance targets. We account for these performance guarantees as warranties. The estimated liability for these warranties is based on known and anticipated operational characteristics and forecasted customer operation of the aircraft relative to contractually specified performance targets, and anticipated settlements when contractual remedies are not specified. Estimated payments are recorded as a reduction of revenue at delivery of the related aircraft. We have agreements that require certain suppliers to compensate us for amounts paid to customers for failure of supplied equipment to meet specified performance targets. Claims against suppliers under these agreements are included in Inventories and recorded as a reduction in Cost of products at delivery of the related aircraft. These performance warranties and claims against suppliers are included in estimates to complete the related programs.

Supplier Penalties

We may incur penalties to suppliers under certain circumstances such as a contract termination. We record an accrual for supplier penalties when an event occurs that makes it probable we will incur a supplier penalty and the amount is reasonably estimable.

Guarantees

At the inception of a guarantee, we record a liability in Accrued liabilities for the fair value of the guarantee. For credit guarantees, the liability is equal to the present value of the expected loss. We determine the expected loss by multiplying the creditor's default rate by the guarantee amount reduced by the expected recovery, if applicable. We also recognize a liability for the expected contingent loss at inception and adjust it each quarter.

Note 2 – Spirit Acquisition

On June 30, 2024, we entered into an Agreement and Plan of Merger (the Merger Agreement) pursuant to which we have agreed to acquire Spirit AeroSystems Holdings, Inc. (Spirit) in an all-stock transaction at an equity value of approximately $4,700, or $37.25 per share of Spirit Class A Common Stock. The transaction will include the assumption of Spirit's net debt at closing.

Each share of Spirit common stock will be exchanged for a number of shares of Boeing common stock equal to an exchange ratio between 0.18 and 0.25, calculated as $37.25 divided by the volume weighted average share price of Boeing shares over the 15-trading-day period ending on the second trading day prior to the closing (subject to a floor of $149.00 per share and a ceiling of $206.94 per share). Spirit stockholders will receive 0.25 Boeing shares for each of their Spirit shares if the volume-weighted average price is at or below $149.00, and 0.18 Boeing shares for each of their Spirit shares if the volume-weighted average price is at or above $206.94 per share.

Boeing's acquisition of Spirit will include substantially all Boeing-related commercial operations, as well as certain other operations.

Spirit has also entered into a binding term sheet with Airbus SE (Airbus) setting forth the terms upon which Airbus will, assuming the parties enter into definitive agreements and receive all required regulatory approvals, acquire certain commercial work packages that Spirit performs for Airbus concurrently with the closing of the Boeing-Spirit merger. In addition, Spirit is selling certain of its other operations.

The transaction is expected to close mid-2025 and is subject to the sale of the Spirit operations related to certain Airbus commercial work packages and the satisfaction of customary closing conditions, including certain regulatory approvals. On January 31, 2025, Spirit's stockholders approved the Merger Agreement and the related transactions.

The Merger Agreement contains certain termination rights, including that either Boeing or Spirit may terminate the Merger Agreement if, subject to certain limitations, the transaction has not been consummated by March 31, 2025 (subject to three automatic three-month extensions if on each such date all of the closing conditions except those relating to regulatory approvals have been satisfied or waived) (the Outside Date). If either party breaches or fails to perform any of its representations, warranties or covenants under the Merger Agreement such that the related conditions to the other party's obligation to consummate the Merger would not be satisfied, and such breach or failure is not curable by the Outside Date or, if curable by the Outside Date, has not been cured within 30 days following notice thereof, such other party may terminate the Merger Agreement.

The Merger Agreement also provides that we will be required to pay Spirit a termination fee of $300 if the Merger Agreement is terminated by Spirit or Boeing under certain specified circumstances as a result of the parties' failure to obtain the required regulatory approvals by the Outside Date or in the event that any law or order related to the required regulatory approvals or any applicable antitrust law or foreign investment law prohibits the consummation of the Merger.

During 2023 and 2024, Boeing reached agreements to provide Spirit up to $1,067 to support its liquidity, rate readiness, and 787 tooling and capital expenditures, of which $166 has yet to be drawn. At December 31, 2024 and 2023, Other current assets included $539 and $0 and Other assets included $299 and $143. At December 31, 2024 and 2023, advance payments to Spirit of $165 and $223 were included in Inventories and are scheduled to be recovered as the related shipsets are received by Boeing from Spirit.

On January 22, 2025, Boeing and Spirit reached an agreement to reschedule repayment dates for $515 to 2026. This includes changing repayment of $425 originally due in 2024 to 2026. In the event that the

Merger Agreement is terminated in accordance with its terms, the then outstanding balances will become due and payable in full on April 1, 2026.

Note 3 – Goodwill and Acquired Intangibles

Changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2023 were as follows:

	Commercial Airplanes	Defense, Space & Security	Global Services	Other	Total
Balance at December 31, 2022	$1,316	$3,224	$3,432	$85	$8,057
Acquisitions	3	11	16		30
Goodwill adjustments			6		6
Balance at December 31, 2023	**$1,319**	**$3,235**	**$3,454**	**$85**	**$8,093**
Acquisitions	**9**			**9**	**18**
Dispositions		**(17)**			**(17)**
Goodwill adjustments			**(10)**		**(10)**
Balance at December 31, 2024	**$1,328**	**$3,218**	**$3,444**	**$94**	**$8,084**

As of December 31, 2024 and 2023, we had indefinite-lived intangible assets with carrying amounts of $197 relating to trade names. As of December 31, 2024 and 2023, we had an indefinite-lived intangible asset with a carrying amount of $202 related to in process research and development for a next-generation air vehicle.

The gross carrying amounts and accumulated amortization of our acquired finite-lived intangible assets were as follows at December 31:

	2024		2023	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Distribution rights	**$2,501**	**$1,554**	$2,545	$1,566
Product know-how	**546**	**475**	552	465
Customer base	**1,315**	**851**	1,358	837
Developed technology	**573**	**528**	638	569
Other	**278**	**247**	280	241
Total	**$5,213**	**$3,655**	$5,373	$3,678

Amortization expense for acquired finite-lived intangible assets for the years ended December 31, 2024 and 2023 was $223 and $235. Estimated amortization expense for the five succeeding years is as follows:

	2025	2026	2027	2028	2029
Estimated amortization expense	$207	$202	$182	$155	$155

Note 4 – Earnings Per Share

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for common shares and participating securities. The undistributed earnings are allocated between common shares and participating securities as if all earnings had been distributed during the period. Participating securities and common shares have equal rights to undistributed earnings.

Basic earnings per share is calculated by taking net earnings attributable to Boeing shareholders, less Mandatory convertible preferred stock dividends accumulated during the period and earnings available to participating securities, divided by the basic weighted average common shares outstanding.

Diluted earnings per share is calculated by taking net earnings attributable to Boeing shareholders, less Mandatory convertible preferred stock dividends accumulated during the period and earnings available to participating securities, divided by the diluted weighted average common shares outstanding. Diluted weighted average common shares outstanding is calculated using the treasury stock method for share-based compensation awards and the if-converted method for mandatory convertible preferred shares.

The elements used in the computation of Basic and Diluted loss per share were as follows:

(In millions - except per share amounts)

Years ended December 31,	2024	2023	2022
Net loss attributable to Boeing shareholders	($11,817)	($2,222)	($4,935)
Less: Mandatory convertible preferred stock dividends accumulated during the period	58		
Less: earnings available to participating securities			
Net loss available to common shareholders	($11,875)	($2,222)	($4,935)
Basic			
Basic weighted average shares outstanding	647.2	606.1	595.2
Less: participating securities[1]	0.3	0.3	0.3
Basic weighted average common shares outstanding	646.9	605.8	594.9
Diluted			
Diluted weighted average shares outstanding	647.2	606.1	595.2
Less: participating securities[1]	0.3	0.3	0.3
Diluted weighted average common shares outstanding	646.9	605.8	594.9
Net loss per share:			
Basic	($18.36)	($3.67)	($8.30)
Diluted	(18.36)	(3.67)	(8.30)

[1] Participating securities include certain instruments in our deferred compensation plan.

The following table represents potential common shares that were not included in the computation of Diluted loss per share because the effect was antidilutive based on their strike price or the performance condition was not met.

(Shares in millions)

Years ended December 31,	2024	2023	2022
Performance-based restricted stock units			0.4
Performance restricted stock units	0.7		
Restricted stock units	0.5		1.0
Stock options	0.8	0.8	0.8

In addition, potential common shares of 11.6 million, 5.7 million, and 3.5 million for the years ended December 31, 2024, 2023 and 2022 were excluded from the computation of Diluted loss per share, because the effect would have been antidilutive as a result of incurring a net loss in those periods.

Note 5 – Income Taxes

The components of Loss before income taxes were:

Years ended December 31,	2024	2023	2022
U.S.	($12,813)	($2,512)	($5,457)
Non-U.S.	603	507	435
Total	($12,210)	($2,005)	($5,022)

Income tax (benefit)/expense consisted of the following:

Years ended December 31,	2024	2023	2022
Current tax (benefit)/expense			
U.S. federal	($277)	$9	($58)
Non-U.S.	184	179	142
U.S. state	14	19	(42)
Total current	(79)	207	42
Deferred tax (benefit)/expense			
U.S. federal	(71)	6	(62)
Non-U.S.	3	5	(3)
U.S. state	(234)	19	54
Total deferred	(302)	30	(11)
Total income tax (benefit)/expense	($381)	$237	$31

Net income tax payments/(refunds) were $187, $204 and ($1,317) in 2024, 2023 and 2022, respectively.

The following is a reconciliation of the U.S. federal statutory tax to actual income tax (benefit)/expense:

Years ended December 31,	2024		2023		2022	
	Amount	**Rate**	Amount	Rate	Amount	Rate
U.S. federal statutory tax	**($2,564)**	**21.0 %**	($421)	21.0 %	($1,054)	21.0 %
Valuation allowance	**3,145**	**(25.8)**	1,150	(57.3)	1,199	(23.9)
Federal audit settlement[1]	**(490)**	**4.0**				
Research and development credits	**(409)**	**3.3**	(472)	23.6	(204)	4.1
State income tax provision, net of effects on U.S. federal tax	**(223)**	**1.8**	(75)	3.7	(90)	1.8
Tax on non-U.S. activities	**113**	**(0.9)**	35	(1.8)	64	(1.3)
Impact of subsidiary shares purchased from noncontrolling interests			(29)	1.5		
Other provision adjustments	**47**	**(0.3)**	49	(2.5)	116	(2.3)
Income tax (benefit)/expense	**($381)**	**3.1 %**	$237	(11.8)%	$31	(0.6)%

[1] In the second quarter of 2024, we recorded a tax benefit of $490 related to the settlement of the 2018-2020 federal tax audit, which excludes an associated $155 valuation expense that is recorded in the Valuation allowance line.

Significant components of our deferred tax assets/(liabilities) at December 31 were as follows:

	2024	2023
Inventory and long-term contract methods of income recognition	**($4,765)**	($5,115)
Federal net operating loss, credit, interest and other carryovers[1]	**4,719**	2,551
Research expenditures	**3,936**	2,873
Fixed assets, intangibles and goodwill	**(1,526)**	(1,566)
State net operating loss, credit, interest and other carryovers[2]	**1,353**	1,137
Other employee benefits	**1,049**	1,162
Pension benefits	**1,045**	1,178
Accrued expenses and reserves	**1,029**	956
Other postretirement benefit obligations	**587**	590
Other	**473**	614
Gross deferred tax assets/(liabilities) before valuation allowance	**$7,900**	$4,380
Valuation allowance	**(7,837)**	(4,550)
Net deferred tax assets/(liabilities) after valuation allowance	**$63**	($170)

[1] Of the deferred tax asset for federal net operating loss, credit, interest and other carryovers, $1,848 expires on or before December 31, 2044 and $2,871 may be carried over indefinitely.

[2] Of the deferred tax asset for state net operating loss, credit, interest and other carryovers, $686 expires on or before December 31, 2044 and $667 may be carried over indefinitely.

Net deferred tax assets/(liabilities) at December 31 were as follows:

	2024	2023
Deferred tax assets	**$17,991**	$14,743
Deferred tax liabilities	**(10,091)**	(10,363)
Valuation allowance	**(7,837)**	(4,550)
Net deferred tax assets/(liabilities)	**$63**	($170)

The Company's deferred income tax assets of $17,991 can be used in future years to offset taxable income and reduce income taxes payable. The Company's deferred income tax liabilities of $10,091 will partially offset deferred income tax assets and result in higher taxable income in future years and increase income taxes payable. Tax law determines whether future reversals of temporary differences will result in taxable and deductible amounts that offset each other in future years. The particular years in which temporary differences result in taxable or deductible amounts generally are determined by the timing of the recovery of the related asset or settlement of the related liability. The deferred income tax assets and liabilities relate primarily to U.S. federal and state tax jurisdictions. From a U.S. federal tax perspective, the Company generated tax net operating losses in 2021 and 2024 and interest carryovers in 2021, 2022, 2023, and 2024 that can be carried forward indefinitely and federal research and development credits that can be carried forward 20 years.

Throughout 2023 and 2024, the Company was in a three-year cumulative pre-tax loss position. For purposes of assessing the recoverability of deferred tax assets, the Company determined that it could not include future projected earnings in the analysis due to recent history of losses.

As of December 31, 2024 and 2023, the Company has recorded valuation allowances of $7,837 and $4,550 primarily for certain domestic deferred tax assets, and certain domestic net operating losses, tax credit and interest carryforwards. To measure the valuation allowance, the Company estimated in what year each of its deferred tax assets and liabilities would reverse using systematic and logical methods to estimate the reversal patterns. The valuation allowance results from not having sufficient income from deferred tax liability reversals in the appropriate future periods to support the realization of deferred tax assets.

During 2024, the Company increased the valuation allowance by $3,287, primarily due to tax credits and other carryforwards generated in 2024 that cannot be realized in 2024.

Until the Company generates sustained levels of profitability, additional valuation allowances may have to be recorded with corresponding adverse impacts on earnings and/or OCI.

In 2024, we determined that earnings from our non-U.S. subsidiaries are no longer considered to be indefinitely reinvested.

As of December 31, 2024 and 2023, the amounts accrued for the payment of income tax-related interest and penalties included in the Consolidated Statements of Financial Position were not significant. The amounts of interest included in the Consolidated Statements of Operations were not significant for 2024, 2023 and 2022.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2024	2023	2022
Unrecognized tax benefits – January 1	$1,131	$915	$858
Gross increases – tax positions in prior periods		38	17
Gross decreases – tax positions in prior periods	(453)	(3)	(51)
Gross increases – current period tax positions	216	181	91
Gross decreases – current period tax positions			
Settlements	(206)		
Unrecognized tax benefits – December 31	$688	$1,131	$915

As of December 31, 2024, 2023 and 2022, the total amount of unrecognized tax benefits include $651, $1,088 and $878, respectively, that would affect the effective tax rate, if recognized. As of December 31, 2024, these amounts were primarily associated with the amount of research tax credits claimed.

Federal income tax audits have been settled for all years prior to 2021. The Internal Revenue Service is expected to begin the 2021-2023 federal tax audit in the third quarter of 2025. We are also subject to examination in major state and international jurisdictions for the 2010-2023 tax years. We believe appropriate provisions for all outstanding tax issues have been made for all jurisdictions and all open years.

The Organization for Economic Co-operation and Development has introduced Pillar Two model rules, which establish a new global minimum tax of 15%. While it is unlikely that the United States will adopt these rules, certain other countries in which we operate have enacted Pillar Two legislation commencing in 2024. Since we do not have significant operations in jurisdictions with tax rates below the 15% minimum, Pillar Two has not materially increased our global tax costs in 2024 and is not expected to be material in future periods. We will continue to monitor both US and international legislative developments related to Pillar Two to assess for any potential impacts.

Note 6 – Accounts Receivable, net

Accounts receivable, net at December 31 consisted of the following:

	2024	2023
U.S. government contracts[1]	$923	$970
Commercial Airplanes	48	57
Global Services[2]	1,581	1,526
Defense, Space, & Security[2]	165	160
Other	6	25
Less valuation allowance	(92)	(89)
Total	$2,631	$2,649

[1] Includes foreign military sales through the U.S. government

[2] Excludes U.S. government contracts

Note 7 – Allowances for Losses on Financial Assets

The change in allowances for expected credit losses for the years ended December 31, 2024 and 2023 consisted of the following:

	Accounts receivable	Unbilled receivables	Other Current Assets	Financing receivables	Other Assets	Total
Balance at January 1, 2023	($116)	($23)	($85)	($55)	($88)	($367)
Changes in estimates	(6)	4	30	4	(34)	(2)
Write-offs	29		5			34
Recoveries	4					4
Balance at December 31, 2023	($89)	($19)	($50)	($51)	($122)	($331)
Balance at January 1, 2024	($89)	($19)	($50)	($51)	($122)	($331)
Changes in estimates	(45)	(19)	(8)	44	(85)	(113)
Write-offs	41		11		8	60
Recoveries	1					1
Balance at December 31, 2024	($92)	($38)	($47)	($7)	($199)	($383)

Note 8 – Inventories

Inventories at December 31 consisted of the following:

	2024	2023
Commercial aircraft programs	$75,192	$68,683
Long-term contracts in progress	752	686
Capitalized precontract costs[1]	1,176	946
Commercial spare parts, used aircraft, general stock materials and other	10,430	9,426
Total	$87,550	$79,741

[1] Capitalized precontract costs at December 31, 2024 and 2023, includes amounts related to Commercial Crew, T-7A Red Hawk Production Options, and KC-46A Tanker. See Note 14.

Commercial Aircraft Programs

At December 31, 2024 and 2023, commercial aircraft programs inventory included the following amounts related to the 737 program: deferred production costs of $9,679 and $6,011 and unamortized tooling and other non-recurring costs of $909 and $792. At December 31, 2024, $10,542 of 737 deferred production costs, unamortized tooling and other non-recurring costs are expected to be recovered from units included in the program accounting quantity that have firm orders, and $46 are expected to be recovered from units included in the program accounting quantity that represent expected future orders.

At December 31, 2024 and 2023, commercial aircraft programs inventory included the following amounts related to the 777X program: $3,476 and $4,638 of work in process (including deferred production costs of $0 and $1,792) and $4,122 and $4,063 of unamortized tooling and other non-recurring costs. In April 2022, we decided to pause production of the 777X-9 during 2022 and 2023, which resulted in abnormal production costs of $513 and $325 during the years ended December 31, 2023 and 2022. In the fourth quarter of 2023, the 777X program resumed production and, as a result, there were no abnormal production costs during the year ended December 31, 2024. During the year ended December 31, 2024, we determined that estimated costs to complete the 777X program plus the costs already included in 777X inventory exceed estimated revenues from the program. The resulting reach-forward loss of $3,499 was recorded as a reduction of deferred production costs and other non-recurring costs. The level of profitability on the 777X program will be subject to several factors. These factors include aircraft certification requirements and timing, change incorporation on completed aircraft, production disruption due to labor instability and supply chain disruption, customer considerations, delivery timing and negotiations, further production rate adjustments for the 777X or other commercial aircraft programs, and contraction of the accounting quantity. One or more of these factors could result in additional reach-forward losses in future periods.

At December 31, 2024 and 2023, commercial aircraft programs inventory included the following amounts related to the 787 program: deferred production costs of $13,178 and $12,384, supplier advances of $1,379 and $1,764, and unamortized tooling and other non-recurring costs of $1,370 and $1,480. At December 31, 2024, $11,224 of 787 deferred production costs, unamortized tooling and other non-recurring costs are expected to be recovered from units included in the program accounting quantity that have firm orders, and $3,324 are expected to be recovered from units included in the program accounting quantity that represent expected future orders. We expensed abnormal production costs of $256, $1,014, and $1,240 during the years ended December 31, 2024, 2023 and 2022.

Commercial aircraft programs inventory included amounts credited in cash or other consideration (early issue sales consideration) to airline customers totaling $5,837 and $4,126 at December 31, 2024 and 2023.

Note 9 – Contracts with Customers

Unbilled receivables increased from $8,317 at December 31, 2023, to $8,363 at December 31, 2024, primarily driven by revenue recognized in excess of billings at BDS, partially offset by an increase in billings at BGS.

The following table summarizes our contract assets under long-term contracts that were unbillable or related to outstanding claims as of December 31:

	Unbilled		Claims	
	2024	2023	**2024**	2023
Current	**$6,348**	$6,565	**$9**	$6
Expected to be collected after one year	**2,053**	1,771	**51**	40
Less valuation allowance	**(38)**	(19)		
Total	**$8,363**	$8,317	**$60**	$46

Unbilled receivables related to commercial customer incentives expected to be collected after one year were $63 and $42 at December 31, 2024 and 2023. Unbilled receivables related to claims are items that we believe are earned, but are subject to uncertainty concerning their determination or ultimate realization.

Advances and progress billings increased from $56,328 at December 31, 2023, to $60,333 at December 31, 2024, primarily driven by progress billings at BDS and advances on orders received at BCA.

Revenues recognized for the years ended December 31, 2024 and 2023, from amounts recorded as Advances and progress billings at the beginning of each year were $14,516 and $15,298.

Note 10 – Financing Receivables and Operating Lease Equipment

Financing receivables and operating lease equipment, net consisted of the following at December 31:

	2024	2023
Financing receivables:		
Investment in sales-type leases	$203	$556
Notes	85	102
Total financing receivables	288	658
Less allowance for losses on receivables	7	51
Financing receivables, net	281	607
Operating lease equipment, at cost, less accumulated depreciation of $46 and $70	240	352
Total	$521	$959

Our financing arrangements range in terms from 1 to 8 years, and include $196 of investment in sales-type leases, net of allowances, that will be repaid in one year or less. Financing arrangements may include options to extend or terminate. Certain leases include provisions to allow the lessee to purchase the underlying aircraft at a specified price. At December 31, 2024 and 2023, $7 and $44 were determined to be uncollectible financing receivables and placed on non-accrual status. The allowance for losses on financing receivables decreased primarily due to cash collections during the year ended December 31, 2024.

The components of investment in sales-type leases at December 31 were as follows:

	2024	2023
Gross lease payments receivable	$229	$697
Unearned income	(26)	(162)
Net lease payments receivable	203	535
Unguaranteed residual assets		21
Total	$203	$556

Financing interest income recorded for the years ended December 31, 2024 and 2023, was $7 and $108.

Financing receivables that were past due as of December 31, 2024 and 2023, totaled $0 and $9.

Our financing receivable balances at December 31, 2024, by internal credit rating category and year of origination, consisted of the following:

Rating categories	Current	2023	2022	2021	2020	Prior	Total
BBB		$32	$28	$122	$5	$9	$196
B						85	85
CCC				7			7
Total carrying value of financing receivables		$32	$28	$129	$5	$94	$288

At December 31, 2024, our allowance for losses related to receivables with ratings of CCC, B, and BBB. We applied default rates that averaged 100.0%, 0.0%, and 0.1%, respectively, to the exposure associated with those receivables.

The majority of our financing receivables and operating lease equipment portfolio is concentrated in the following aircraft models at December 31:

	2024	2023
717 Aircraft (Accounted for as sales-type leases)	$196	$478
777 Aircraft (Accounted for as operating leases)	183	194
747-8 Aircraft (Primarily accounted for as notes)	92	129
737 Aircraft (Primarily accounted for as operating leases)	47	156
747-400 Aircraft (Accounted for as sales-type leases)		43

Impairment charges related to operating lease assets were $5, $0, and $7 for the years ended December 31, 2024, 2023 and 2022, respectively.

Lease income recorded in Sales of services on the Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022, included $45, $55, and $69 of interest income from sales-type leases and $56, $60, and $65 from operating lease payments, respectively.

Variable lease payments for sales-type leases recognized in interest income for the years ended December 31, 2024, 2023 and 2022, were insignificant.

Profit at the commencement of sales-type leases was recorded in Sales of services for the years ended December 31, 2024, 2023 and 2022 in the amount of $9, $32, and $28, respectively.

As of December 31, 2024, undiscounted cash flows for notes receivable, sales-type and operating leases over the next five years and thereafter are as follows:

	Notes receivable	Sales-type leases	Operating leases
Year 1	$9	$189	$47
Year 2	10	13	39
Year 3	11	13	34
Year 4	12	14	32
Year 5	13		13
Thereafter	30		
Total financing receipts	85	229	165
Less imputed interest		(26)	
Total	$85	$203	$165

At December 31, 2024 and 2023, unguaranteed residual values were $0 and $21.

Note 11 – Property, Plant and Equipment

Property, plant and equipment at December 31 consisted of the following:

	2024	2023
Land	$353	$377
Buildings and land improvements	14,985	14,795
Machinery and equipment	16,660	16,055
Construction in progress	2,339	1,679
Gross property, plant and equipment	34,337	32,906
Less accumulated depreciation	(22,925)	(22,245)
Total	$11,412	$10,661

Depreciation expense was $1,349, $1,328 and $1,396 for 2024, 2023 and 2022, respectively.

During 2024 and 2023, we acquired $76 and $124 of property, plant and equipment through non-cash investing and financing transactions. Accounts payable related to purchases of property, plant and equipment were $591 and $498 for the years ended December 31, 2024 and 2023.

Note 12 – Investments

Our investments, which are recorded in Short-term and other investments or Investments, consisted of the following at December 31:

	2024	2023
Time deposits [1]	$11,960	$2,753
Equity method investments [2]	948	966
Available-for-sale debt investments [1]	517	499
Equity and other investments	34	69
Restricted cash & cash equivalents [1][3]	21	22
Total	$13,480	$4,309

[1] Primarily included in Short-term and other investments on our Consolidated Statements of Financial Position.

[2] Dividends received were $55 and $31 during 2024 and 2023. Retained earnings at December 31, 2024 and 2023 include undistributed earnings from our equity method investments of $141 and $110.

[3] Reflects amounts restricted in support of our workers' compensation programs and insurance premiums.

Contributions to investments and Proceeds from investments on our Consolidated Statements of Cash Flows primarily relate to time deposits and available-for-sale debt investments. Cash used for the purchase of time deposits during 2024, 2023 and 2022, was $13,258, $15,794 and $4,358, respectively. Cash proceeds from the maturities of time deposits during 2024, 2023 and 2022 were $4,053, $15,140 and $9,943, respectively.

Allowance for losses on available-for-sale debt investments are assessed quarterly. All instruments are considered investment grade, and we have not recognized an allowance for credit losses as of December 31, 2024. Fair value of available-for-sale debt securities approximates amortized cost.

Equity Method Investments

Our equity method investments consisted of the following at December 31:

	Segment	Ownership Percentages	Investment Balance	
			2024	2023
United Launch Alliance	BDS	50%	$557	$582
Other	BCA, BDS, BGS and Other		391	384
Total equity method investments			$948	$966

Note 13 – Leases

Our operating lease assets primarily represent manufacturing and research and development facilities, warehouses and offices. Total operating lease expense was $530, $457 and $421 for the years ended December 31, 2024, 2023 and 2022, of which $75, $76 and $75 was attributable to variable lease expenses, respectively.

For the years ended December 31, 2024, 2023 and 2022, cash payments against operating lease liabilities totaled $408, $323 and $294, and non-cash transactions totaled $490, $488 and $245 to recognize operating assets and liabilities for new leases and modifications.

Supplemental information related to leases included in the Consolidated Statements of Financial Position at December 31 is as follows:

	2024	2023
Operating leases:		
Operating lease right-of-use assets	$1,984	$1,690
Operating lease liabilities:		
Current portion of lease liabilities	324	296
Non-current portion of lease liabilities	1,770	1,518
Total operating lease liabilities	$2,094	$1,814
Weighted average remaining lease term *(years)*	12	11
Weighted average discount rate	3.43%	3.21%

Operating lease assets are included in Other assets, net, with the related liabilities included in Accrued liabilities and Other long-term liabilities.

Scheduled payments for operating lease liabilities are as follows:

	Operating leases
2025	$421
2026	373
2027	318
2028	263
2029	194
Thereafter	1,285
Total lease payments	2,855
Less imputed interest	(761)
Total	$2,094

As of December 31, 2024, we have entered into leases that have not yet commenced of $15 for offices. These leases will commence in 2025 with lease terms of 3 years to 10 years.

Note 14 – Liabilities, Commitments and Contingencies

Accrued Liabilities

Accrued liabilities at December 31 consisted of the following:

	2024	2023
Forward loss recognition	$7,634	$4,699
Accrued compensation and employee benefit costs	6,110	6,721
Product warranties	2,133	2,448
Environmental	834	844
Accrued interest payable	796	652
737 MAX customer concessions and other considerations	641	1,327
Other customer concessions and considerations	1,552	1,300
Current portion of retiree healthcare and pension liabilities	452	473
Current portion of lease liabilities	324	296
Other	3,627	3,571
Total	$24,103	$22,331

737 MAX Customer Concessions and Other Considerations

During 2024, we recorded an earnings charge of $443, net of insurance recoveries, in connection with estimated considerations to customers for disruption related to the Alaska Airlines 737-9 accident and 737-9 grounding. This charge is reflected in the financial statements as a reduction to Sales of products.

The following table summarizes changes in the 737 MAX customer concessions and other considerations liability during 2024 and 2023.

	2024	2023
Beginning balance – January 1	$1,327	$1,864
Reductions for payments made	(929)	(449)
Reductions for concessions and other in-kind considerations	(267)	(61)
Changes in estimates	510	(27)
Ending balance – December 31	$641	$1,327

At December 31, 2024, $92 of the liability balance remains subject to negotiations with customers. The contracted amount includes $124 expected to be paid in cash primarily in 2025, while the remaining amounts are primarily expected to be liquidated by lower customer delivery payments.

Environmental

The following table summarizes changes in environmental remediation liabilities during the years ended December 31, 2024 and 2023.

	2024	2023
Beginning balance – January 1	$844	$752
Reductions for payments made, net of recoveries	(120)	(79)
Changes in estimates	110	171
Ending balance – December 31	$834	$844

The liabilities recorded represent our best estimate or the low end of a range of reasonably possible costs expected to be incurred to remediate sites, including operation and maintenance over periods of up to 30 years. It is reasonably possible that we may incur costs that exceed these recorded amounts because of regulatory agency orders and directives, changes in laws and/or regulations, higher than expected costs and/or the discovery of new or additional contamination. As part of our estimating process, we develop a range of reasonably possible alternate scenarios that includes the high end of a range of reasonably possible cost estimates for all remediation sites for which we have sufficient information based on our experience and existing laws and regulations. There are some potential remediation obligations where the costs of remediation cannot be reasonably estimated. At December 31, 2024 and 2023, the high end of the estimated range of reasonably possible remediation costs exceeded our recorded liabilities by $1,002 and $1,030.

Product Warranties

The following table summarizes changes in product warranty liabilities recorded during the years ended December 31, 2024 and 2023.

	2024	2023
Beginning balance – January 1	**$2,448**	$2,275
Additions for current year deliveries	**81**	164
Reductions for payments made	**(392)**	(320)
Changes in estimates	**(4)**	329
Ending balance – December 31	**$2,133**	$2,448

Commercial Aircraft Trade-In Commitments

In conjunction with signing definitive agreements for the sale of new aircraft, we have entered into trade-in commitments with certain customers that give them the right to trade in used aircraft at a specified price. The probability that trade-in commitments will be exercised is determined by using both quantitative information from valuation sources and qualitative information from other sources. The probability of exercise is assessed quarterly, or as events trigger a change, and takes into consideration the current economic and airline industry environments. Trade-in commitments, which can be terminated by mutual consent with the customer, may be exercised only during the period specified in the agreement and require advance notice by the customer.

Trade-in commitment agreements at December 31, 2024 have expiration dates from 2025 through 2031. At December 31, 2024 and 2023, total contractual trade-in commitments were $1,393 and $1,415. As of December 31, 2024 and 2023, we estimated that it was probable we would be obligated to perform on certain of these commitments with net amounts payable to customers totaling $275 and $407, and the fair value of the related trade-in aircraft was $270 and $407.

Financing Commitments

Financing commitments related to aircraft on order, including options and those proposed in sales campaigns, and refinancing of delivered aircraft, totaled $17,124 and $17,003 as of December 31, 2024 and 2023. The estimated earliest potential funding dates for these commitments as of December 31, 2024 are as follows:

	Total
2025	$3,449
2026	3,938
2027	3,735
2028	2,273
2029	1,773
Thereafter	1,956
Total	$17,124

As of December 31, 2024, $13,798 of these financing commitments relate to customers we believe have less than investment-grade credit. We have concluded that no reserve for future potential losses is required for these financing commitments based upon the terms, such as collateralization and interest rates, under which funding would be provided.

Other Financial Commitments

We have financial commitments to make additional capital contributions totaling $261 related to certain joint ventures over the next eight years.

Standby Letters of Credit and Surety Bonds

We have entered into standby letters of credit and surety bonds with financial institutions primarily relating to the guarantee of our future performance on certain contracts and security agreements. Contingent liabilities on outstanding letters of credit agreements and surety bonds aggregated approximately $2,991 and $4,548 as of December 31, 2024 and 2023.

Company Owned Life Insurance

McDonnell Douglas Corporation insured its executives with Company Owned Life Insurance (COLI), which are life insurance policies with a cash surrender value. Although we do not use COLI currently, these obligations from the merger with McDonnell Douglas are still a commitment at this time. We have loans in place to cover costs paid or incurred to carry the underlying life insurance policies. As of December 31, 2024 and 2023, the cash surrender value was $342 and $360 and the total loans were $314 and $334. As we have the right to offset the loans against the cash surrender value of the policies, we present the net asset in Other assets on the Consolidated Statements of Financial Position as of December 31, 2024 and 2023.

Supply Chain Financing Programs

The Company has supply chain financing programs in place under which participating suppliers may elect to obtain payment from an intermediary. The Company confirms the validity of invoices from participating suppliers and agrees to pay the intermediary an amount based on invoice totals. The majority of amounts payable under these programs are due within 30 to 90 days but may extend up to

12 months. The following table summarizes changes in Accounts payable to suppliers participating in supply chain financing programs:

	2024
Beginning balance – January 1	$2,871
Additions	12,476
Reductions for payments made	(12,644)
Ending balance – December 31	$2,703

We do not believe that future changes in the availability of supply chain financing would have a significant impact on our liquidity.

Government Assistance

Certain states and localities in which we operate offer or have offered various business incentives related to investment and/or job creation. Between 2010 and 2016, we received cash grants totaling $346 related to our investment in operations in South Carolina. The grants were recorded in Accrued liabilities and are being amortized, primarily to inventory, over the useful life of the Property, plant and equipment extending through 2052. During 2024 and 2023, we amortized $9 and $10 to Inventories, and recorded a benefit of $7 and $12 in cost of sales. At December 31, 2024 and 2023, Inventories included a benefit of $64 and $62 and Accrued liabilities included a balance of $87 and $97.

We are eligible to claim tax refunds from the State of Missouri and City of Irving, Texas primarily related to job creation and retention through 2031. During 2024, 2023, and 2022, we received $26, $22, and $30 in cash and recorded a benefit of $30, $28, and $21 in cost of sales, respectively. At December 31, 2024 and 2023, Other current assets includes receivables of $30 and $26. As of December 31, 2024, $63 of refunds, plus interest, is subject to clawback if we fail to meet certain conditions, including employment levels.

We are eligible to claim cash grants through 2032 related to operations in Queensland, Australia. During 2023 and 2022, we received cash of $5 and $7, which was recorded as a benefit in cost of sales. During 2024, we received cash of $40 to apply against future eligible expenses, which was recorded in Other long-term liabilities and is subject to clawback if we fail to meet certain conditions, including employment levels.

Industrial Revenue Bonds (IRB) issued by St. Louis County and the city of St. Charles, Missouri were used to finance the purchase and/or construction of real and personal property at our St. Louis and St. Charles sites. Tax benefits associated with IRBs include Missouri sales tax exemptions as well as 12-year property tax abatements from St. Louis County and a 22-year property tax abatement from the city of St. Charles. We record these properties on our Consolidated Statements of Financial Position. We have also purchased the IRBs, and therefore, are the bondholders as well as the borrower/lessee of the properties purchased with the IRB proceeds. The liabilities and IRB assets are equal and are reported net in the Consolidated Statements of Financial Position. As of December 31, 2024 and 2023, the assets and liabilities associated with the IRBs were $355 and $333.

Recoverable Costs on Government Contracts

Our final incurred costs for each year are subject to audit and review for allowability by the U.S. government, which can result in payment demands related to costs they believe should be disallowed. We work with the U.S. government to assess the merits of claims and where appropriate reserve for amounts disputed. If we are unable to satisfactorily resolve disputed costs, we could be required to record an earnings charge and/or provide refunds to the U.S. government. In addition, we are making certain capital expenditures in anticipation of future contract awards that have risk for impairment if we are not selected. Total capital investment was approximately $500 at December 31, 2024.

Fixed-Price Contracts

Long-term contracts that are contracted on a fixed-price basis could result in losses in future periods. Certain of the fixed-price contracts are for the development of new products, services and related technologies. Estimating the cost and time for us and our suppliers to complete these contracts is inherently uncertain due to operational and technical complexities. This uncertainty requires us to make significant judgments and assumptions about future operational and technical performance, and the outcome of customer and/or supplier contractual negotiations. The risk that actual performance, technical or contractual outcomes could be different than those previously assumed creates financial risk that could trigger additional material earnings charges, termination provisions, order cancellations, or other financially significant exposure.

VC-25B Presidential Aircraft

The Company's firm fixed-price contract for the Engineering and Manufacturing Development (EMD) effort on the U.S. Air Force's (USAF) VC-25B Presidential Aircraft, commonly known as Air Force One, is a $4 billion program to develop and modify two 747-8 commercial aircraft. During 2024 and 2023, we increased the reach-forward loss on the contract by $379 and $482. During the second quarter of 2024, we increased the reach-forward loss on the contract by $250 primarily driven by higher than anticipated costs due to engineering design changes related to wiring and other structural requirements. During the fourth quarter of 2024, we increased the reach-forward loss by $129 reflecting higher estimated costs due to engineering design changes and schedule delays. Risk remains that we may record additional losses in future periods.

KC-46A Tanker

In 2011, we were awarded a contract from the USAF to design, develop, manufacture, and deliver four next generation aerial refueling tankers as well as priced options for 13 annual production lots totaling 179 aircraft. Since 2016, the USAF has authorized 11 low rate initial production (LRIP) lots for a total of 154 aircraft. The EMD contract and authorized LRIP lots total approximately $29 billion as of December 31, 2024. The KC-46A Tanker is a derivative of the 767 commercial airplane program with the majority of the manufacturing costs being incurred in the 767 factory and the remaining costs being incurred in the military finishing and delivery centers.

During 2024 and 2023, we increased the reach-forward loss on the KC-46A Tanker program by $2,002 and $309. During the first quarter of 2024, we increased the reach-forward loss by $128, primarily due to factory disruption associated with supply chain constraints. During the second quarter of 2024, we increased the reach-forward loss on the contract by $391, primarily reflecting higher than anticipated factory disruption, including supply chain constraints and parts shortages. During the third quarter of 2024, we increased the reach-forward loss on the contract by $661 to reflect higher than anticipated factory disruption, higher estimated supplier costs, the projected impacts of the International Association of Machinists and Aerospace Workers District 751 (IAM 751) contract negotiations and the ongoing work stoppage, and increased cost allocations primarily resulting from lower commercial airplane production rates. During the fourth quarter of 2024, we recorded an earnings charge of $822, primarily due to factory performance, higher estimated future production costs, and higher costs resulting from the IAM 751 work stoppage and new agreement. The fourth quarter charge also includes increased cost allocations from the decision to end production of the 767 freighter program and higher supplier costs. As of December 31, 2024, we had approximately $85 of capitalized precontract costs and $132 of potential termination liabilities to suppliers related to future production lots. Risk remains that we may record additional losses in future periods.

MQ-25

In the third quarter of 2018, we were awarded the MQ-25 EMD contract by the U.S. Navy. The contract is a fixed-price contract that now includes development and delivery of seven aircraft and test articles at a contract price of $890. In connection with winning the competition, we recognized a reach-forward loss of $291 in the third quarter of 2018. During 2023, we increased the reach-forward loss by $231. In the first quarter of 2024, we were awarded a cost-type contract modification totaling $657 for two additional test aircraft plus other scope increases. During 2024, we increased the reach-forward loss by $339. During the third quarter of 2024, we increased the reach-forward loss by $217 primarily reflecting higher than anticipated production costs to complete EMD aircraft. During the fourth quarter of 2024, we increased the reach-forward loss by $122, primarily reflecting costs associated with ongoing design and software development challenges. The initial EMD units are currently progressing through the factory and the increase reflects recent and projected factory performance as well as the higher than anticipated complexity of the production build. We expect the initial units to complete production in 2025 and begin flight testing. We will be initiating final assembly operations at our new facility at Mid-America St. Louis Airport in Mascoutah, Illinois, in 2025. Risk remains that we may record additional losses in future periods.

T-7A Red Hawk EMD Contract & Production Options

In 2018, we were awarded the T-7A Red Hawk program. The EMD portion of the contract is a $860 fixed-price contract and includes five aircraft and seven simulators. The production portion of the contract includes production lots for 346 T-7A Red Hawk aircraft and related services that we believe are probable of being exercised. The five EMD aircraft have been delivered as of December 31, 2024, and the flight testing is ongoing.

During 2024 and 2023, we increased the reach-forward loss on the T-7A Red Hawk program by $1,770 and $275. The increase in 2024 primarily reflects higher estimated supplier costs related to future production lots. During the first quarter of 2024, we increased the reach-forward loss by $94 primarily reflecting increases in production costs. During the second quarter of 2024, we increased the reach-forward loss on the program by $278 primarily driven by higher than anticipated costs to meet certain technical and support requirements. During the third quarter of 2024, we increased the loss on the program by $908 primarily to reflect higher estimated supplier costs related to future production lots. The higher estimated supplier costs were based on our updated assessment that previously assumed cost estimates are not projected to be realized in the current environment based on ongoing contracting activity and discussions with suppliers. The revised estimates include priced options or not-to-exceed pricing for contractually committed suppliers and escalated current prices for uncontracted work. We also provisioned for a supplier not fulfilling their contractual requirements, and for certain equipment no longer assumed to be customer-furnished for certain production lots. During the fourth quarter of 2024, we further increased the reach-forward loss by $490 primarily reflecting increased supplier pricing based on new pricing proposals and supplier negotiations. The fourth quarter charge also includes higher costs to complete the flight test program to achieve final certification. At December 31, 2024, we had approximately $315 of capitalized precontract costs and $632 of potential termination liabilities to suppliers related to certain long-lead items for the first 4 production lots. Risk remains that we may record additional losses in future periods.

Commercial Crew

The National Aeronautics and Space Administration has contracted us to design and build the CST-100 Starliner spacecraft to transport crews to the International Space Station (ISS) and in the second quarter of 2022, we successfully completed the uncrewed Orbital Flight Test. During 2023, we increased the reach-forward loss by $288 primarily as a result of delaying the Crewed Flight Test (CFT) following notification by a parachute supplier of an issue identified through testing. The CFT launched on June 5, 2024, and docked with the ISS. The Starliner spacecraft had a minimum mission duration of 8 days. Its return to Earth was delayed to allow time to perform further testing of propulsion system anomalies and returned to Earth uncrewed in September 2024. During 2024, we increased the reach-forward loss by $523 primarily to reflect schedule delays and higher testing and certification costs as well as higher costs for post certification missions. At December 31, 2024, we had approximately $398 of capitalized precontract costs and $150 of potential termination liabilities to suppliers related to unauthorized future missions. Risk remains that we may record additional losses in future periods.

Severance

During the fourth quarter of 2024, we announced plans to reduce our overall workforce. As a result, we recorded $295 of severance benefits payable to employees expected to leave the Company through involuntary terminations by the first half of 2025. The severance packages are consistent with our ongoing compensation and benefits plans. The remaining liability at December 31, 2024, was $287.

Note 15 – Arrangements with Off-Balance Sheet Risk

We enter into arrangements with off-balance sheet risk in the normal course of business, primarily in the form of guarantees.

The following table provides quantitative data regarding our third party guarantees. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect amounts that we expect to pay. The carrying amount of liabilities represents the amount included in Accrued liabilities.

	Maximum Potential Payments		Estimated Proceeds from Collateral/ Recourse		Carrying Amount of Liabilities	
December 31,	**2024**	2023	**2024**	2023	**2024**	2023
Contingent repurchase commitments	**$295**	$404	**$295**	$404		
Credit guarantees	**15**	15			**$14**	$14

Contingent Repurchase Commitments In conjunction with signing a definitive agreement for the sale of commercial aircraft, we have entered into contingent repurchase commitments with certain customers wherein we agree to repurchase the sold aircraft at a specified price, generally 10 to 15 years after delivery. Our repurchase of the aircraft is contingent upon entering into a mutually acceptable agreement for the sale of additional new aircraft in the future. The commercial aircraft repurchase price specified in contingent repurchase commitments is generally lower than the expected fair value at the specified repurchase date. Estimated proceeds from collateral/recourse in the table above represent the lower of the contracted repurchase price or the expected fair value of each aircraft at the specified repurchase date.

If a future sale agreement is reached and a customer elects to exercise its right under a contingent repurchase commitment, the contingent repurchase commitment becomes a trade-in commitment. Our historical experience is that contingent repurchase commitments infrequently become trade-in commitments.

Credit Guarantees We have issued credit guarantees where we are obligated to make payments to a guaranteed party in the event that the original lessee or debtor does not make payments or perform certain specified services. Generally, these guarantees have been extended on behalf of guaranteed parties with less than investment-grade credit. Current outstanding credit guarantees expire through 2036.

Other Indemnifications In conjunction with our sales of Electron Dynamic Devices, Inc. and Rocketdyne Propulsion and Power businesses and our BCA facilities in Wichita, Kansas and Tulsa and McAlester, Oklahoma, we agreed to indemnify, for an indefinite period, the buyers for costs relating to pre-closing environmental conditions and certain other items. We are unable to assess the potential number of future claims that may be asserted under these indemnifications, nor the amounts thereof (if any). As a result, we cannot estimate the maximum potential amount of future payments under these indemnities. To the extent that claims have been made under these indemnities and/or are probable and reasonably estimable, liabilities associated with these indemnities are included in the environmental liability disclosure in Note 14.

Note 16 – Debt

In the second quarter of 2024, we issued $10.0 billion of fixed-rate senior notes consisting of $1.0 billion due May 2027 that bear an annual interest rate of 6.259%, $1.5 billion due May 2029 that bear an annual interest rate of 6.298%, $1.0 billion due May 2031 that bear an annual interest rate of 6.388%, $2.5 billion due May 2034 that bear an annual interest rate of 6.528%, $2.5 billion due May 2054 that bear an annual interest rate of 6.858%, and $1.5 billion due May 2064 that bear an annual interest rate of 7.008%. The notes are unsecured senior obligations and rank equally in right of payment with our existing and future unsecured and unsubordinated indebtedness. The net proceeds of the issuance totaled $9.9 billion, after deducting underwriting discounts, commissions, and offering expenses.

In the second quarter of 2024, we entered into a $4.0 billion five-year revolving credit agreement expiring in May 2029. Effective as of the second quarter of 2024, we terminated the $0.8 billion 364-day revolving credit agreement expiring in August 2024, and the $3.2 billion five-year revolving credit agreement, as amended, expiring in October 2024. Our $3.0 billion three-year revolving credit agreement expiring in August 2025 and $3.0 billion five-year revolving credit agreement expiring in August 2028 each remain in effect. As of December 31, 2024, we had $10.0 billion available under credit line agreements. We continue to be in full compliance with all covenants contained in our debt and credit facility agreements.

Interest incurred, including amounts capitalized, was $2,874, $2,560 and $2,650 for the years ended December 31, 2024, 2023 and 2022, respectively. Total Company interest payments, net of amounts capitalized, were $2,440, $2,408 and $2,572 for the years ended December 31, 2024, 2023 and 2022, respectively. Interest capitalized was $149, $101, and $89 for the years ended December 31, 2024, 2023 and 2022, respectively.

Short-term debt and current portion of long-term debt at December 31 consisted of the following:

	2024	2023
Unsecured debt	**$850**	$5,072
Finance lease obligations	**86**	77
Other notes	**342**	55
Total	**$1,278**	$5,204

Debt at December 31 consisted of the following:

	2024	2023
Unsecured debt		
1.43% - 2.50% due through 2032	**$6,159**	$10,135
2.60% - 3.20% due through 2030	**5,389**	6,071
3.25% - 3.90% due through 2059	**9,637**	9,584
3.95% - 5.15% due through 2059	**7,462**	11,024
5.71% - 6.63% due through 2060	**18,987**	13,015
6.86% - 8.75% due through 2064	**5,577**	1,855
Other debt and notes		
Finance lease obligations due through 2044	**239**	253
Other notes	**414**	370
Total debt	**$53,864**	$52,307

Scheduled principal payments for debt for the next five years are as follows:

	2025	2026	2027	2028	2029
Debt and other notes	$1,173	$8,022	$4,364	$1,800	$2,500

Scheduled payments for finance lease obligations are as follows:

	Finance lease obligations
2025	$95
2026	75
2027	43
2028	14
2029	4
Thereafter	37
Total finance lease payments	268
Less imputed interest	(29)
Total	$239

Note 17 – Postretirement Plans

Many of our employees have earned benefits under defined benefit pension plans. The majority of employees that had participated in defined benefit pension plans have transitioned to a company-funded defined contribution retirement savings plan.

We fund our major pension plans through trusts. Pension assets are placed in trust solely for the benefit of the plans' participants and are structured to maintain liquidity that is sufficient to pay benefit obligations as well as to keep pace over the long-term with the growth of obligations for future benefit payments.

We also have other postretirement benefits (OPB) other than pensions which consist principally of health care coverage for eligible retirees and qualifying dependents, and to a lesser extent, life insurance to certain groups of retirees. Retiree health care is provided principally until age 65 for approximately three-fourths of those participants who are eligible for retiree health care coverage. Certain employee groups, including employees covered by most United Auto Workers bargaining agreements, are provided lifetime health care coverage.

The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation (PBO). We have recognized the aggregate of all overfunded plans in Other assets and the aggregate of all underfunded plans in either Accrued retiree health care or Accrued pension plan liability, net. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next 12 months, is reflected in Accrued liabilities.

The components of net periodic benefit (income)/cost were as follows:

	Pension			Other Postretirement Benefits		
Years ended December 31,	**2024**	2023	2022	**2024**	2023	2022
Service cost	**$5**	$2	$3	**$51**	$49	$72
Interest cost	**2,635**	2,820	2,080	**124**	148	98
Expected return on plan assets	**(3,311)**	(3,441)	(3,789)	**(10)**	(9)	(10)
Amortization of prior service credits	**(81)**	(81)	(81)	**(11)**	(22)	(35)
Recognized net actuarial loss/(gain)	**281**	173	913	**(176)**	(175)	(111)
Settlement/curtailment gain			(4)			
Net periodic benefit (income)/cost	**($471)**	($527)	($878)	**($22)**	($9)	$14
Net periodic benefit cost included in Loss from operations	**$5**	$2	$3	**$47**	$62	$79
Net periodic benefit income included in Other income, net	**(476)**	(529)	(881)	**(73)**	(58)	(58)
Net periodic benefit (income)/cost included in Loss before income taxes	**($471)**	($527)	($878)	**($26)**	$4	$21

The following tables show changes in the benefit obligation, plan assets and funded status of both pensions and OPB for the years ended December 31, 2024 and 2023. Benefit obligation balances presented below reflect the PBO for our pension plans and accumulated postretirement benefit obligations (APBO) for our OPB plans.

	Pension		Other Postretirement Benefits	
	2024	2023	**2024**	2023
Change in benefit obligation				
Beginning balance	**$54,325**	$55,117	**$2,651**	$2,978
Service cost	**5**	2	**51**	49
Interest cost	**2,635**	2,820	**124**	148
Amendments	**140**			
Actuarial (gain)/loss	**(2,493)**	1,217	**156**	(152)
Gross benefits paid	**(4,173)**	(4,837)	**(336)**	(375)
Subsidies			**8**	2
Exchange rate adjustment	**(18)**	6	**(3)**	1
Ending balance	**$50,421**	$54,325	**$2,651**	$2,651
Change in plan assets				
Beginning balance at fair value	**$48,891**	$49,825	**$163**	$140
Actual return on plan assets	**738**	3,756	**22**	23
Plan participants' contributions			**1**	4
Benefits paid	**(4,034)**	(4,698)	**(3)**	(4)
Exchange rate adjustment	**(21)**	8		
Ending balance at fair value	**$45,574**	$48,891	**$183**	$163
Amounts recognized in Consolidated Statements of Financial Position at December 31 consist of:				
Other assets	**$1,289**	$1,219	**$21**	$81
Accrued liabilities	**(139)**	(137)	**(313)**	(336)
Accrued retiree health care			**(2,176)**	(2,233)
Accrued pension plan liability, net	**(5,997)**	(6,516)		
Net amount recognized	**($4,847)**	($5,434)	**($2,468)**	($2,488)

Amounts recognized in Accumulated other comprehensive loss (AOCI) at December 31 were as follows:

	Pension		Other Postretirement Benefits	
	2024	2023	**2024**	2023
Net actuarial loss/(gain)	**$17,976**	$18,175	**($1,534)**	($1,852)
Prior service credits	**(922)**	(1,143)	**(8)**	(19)
Total recognized in AOCI	**$17,054**	$17,032	**($1,542)**	($1,871)

The accumulated benefit obligation (ABO) for all pension plans was $49,889 and $53,671 at December 31, 2024 and 2023. Key information for our plans with ABO and PBO in excess of plan assets as of December 31 was as follows:

	2024	2023
Accumulated benefit obligation	$44,470	$47,665
Fair value of plan assets	38,866	41,666

	2024	2023
Projected benefit obligation	$45,002	$48,320
Fair value of plan assets	38,866	41,666

Assumptions

The following assumptions, which are the weighted average for all plans, are used to calculate the benefit obligation at December 31 of each year and the net periodic benefit cost for the subsequent year.

December 31,	2024	2023	2022
Discount rate:			
Pension	5.60 %	5.10 %	5.40 %
Other postretirement benefits	5.40 %	5.00 %	5.30 %
Expected return on plan assets	6.00 %	6.00 %	6.00 %
Rate of compensation increase	4.30 %	4.30 %	4.30 %
Interest crediting rates for cash balance plans	5.00 %	5.00 %	5.00 %

The discount rate for each plan is determined based on the plans' expected future benefit payments using a yield curve developed from high quality bonds that are rated as Aa or better by at least half of the four rating agencies utilized as of the measurement date. The yield curve is fitted to yields developed from bonds at various maturity points. Bonds with the ten percent highest and the ten percent lowest yields are omitted. The present value of each plan's benefits is calculated by applying the discount rates to projected benefit cash flows.

The pension fund's expected return on plan assets assumption is derived from a review of actual historical returns achieved by the pension trust and anticipated future long-term performance of individual asset classes. While consideration is given to historical returns, the assumption represents a long-term, prospective return. The expected return on plan assets component of the net periodic benefit cost for the upcoming plan year is determined based on the expected return on plan assets assumption and the market-related value of plan assets (MRVA). Since our adoption of the accounting standard for pensions in 1987, we have determined the MRVA based on a five-year moving average of plan assets. As of December 31, 2024, the MRVA was approximately $7,955 more than the fair market value of assets.

Assumed health care cost trend rates were as follows:

December 31,	2024	2023	2022
Health care cost trend rate assumed next year	6.00 %	5.50 %	5.50 %
Ultimate trend rate	4.50 %	4.50 %	4.50 %
Year that trend reaches ultimate rate	2031	2028	2028

Plan Assets

Investment Strategy The overall objective of our pension assets is to earn a rate of return over time to satisfy the benefit obligations of the pension plans and to maintain sufficient liquidity to pay benefits and address other cash requirements of the pension fund. Specific investment objectives for our long-term investment strategy include reducing the volatility of pension assets relative to pension liabilities, achieving a competitive total investment return, achieving diversification between and within asset classes and managing other risks. Investment objectives for each asset class are determined based on specific risks and investment opportunities identified.

We periodically update our long-term, strategic asset allocations. We use various analytics to determine the optimal asset mix and consider plan liability characteristics, liquidity characteristics, funding requirements, expected rates of return and the distribution of returns. A key element of our strategy is to de-risk the plan as the funded status of the plan increases. We identify investment benchmarks to evaluate performance for the asset classes in the strategic asset allocation that are market-based and investable where possible. Actual allocations to each asset class vary from target allocations due to periodic investment strategy changes, market value fluctuations, the duration to fully implement investment allocation positions, and the timing of benefit payments and contributions. Short-term investments and exchange-traded derivatives are used to rebalance the actual asset allocation to the target asset allocation. The asset allocation is monitored and adjusted in accordance with our rebalancing policy. The actual and target allocations by asset class for the pension assets at December 31 were as follows:

	Actual Allocations		Target Allocations	
Asset Class	**2024**	2023	**2024**	2023
Fixed income	**59 %**	60 %	**59 %**	59 %
Global equity	**19**	19	**20**	20
Private equity	**9**	8	**7**	7
Real estate and real assets	**7**	7	**7**	7
Hedge funds	**6**	6	**7**	7
Total	**100 %**	100 %	**100 %**	100 %

Fixed income securities are invested primarily in a diversified portfolio of long duration instruments as well as Emerging Market, Structured, High Yield and Private Debt. Global equity securities are invested in a diversified portfolio of U.S. and non-U.S. companies, across various industries and market capitalizations.

Private equity investment vehicles are primarily limited partnerships (LPs) that mainly invest in U.S. and non-U.S. leveraged buyout, venture capital, growth and special situation strategies. Real estate and real assets include global private investments that may be held through investments in LPs or other fund structures. Real estate includes, but is not limited to, investments in office, retail, apartment and industrial properties. Real assets include, but are not limited to, investments in natural resources (such as energy, farmland and timber), commodities and infrastructure.

Hedge fund investments seek to capitalize on inefficiencies identified across and within different asset classes or markets. Hedge fund strategy types include, but are not limited to, directional, event driven, relative value and long-short.

Investment managers are retained for explicit investment roles specified by contractual investment guidelines. Certain investment managers are authorized to use derivatives, such as equity or bond futures, swaps, options and currency futures or forwards. Derivatives are used to achieve the desired market exposure of a security or an index, transfer value-added performance between asset classes, achieve the desired currency exposure, adjust portfolio duration or rebalance the total portfolio to the target asset allocation.

As a percentage of total pension assets, derivative net notional amounts were 42.0% and 38.3% for fixed income, including to-be-announced mortgage-backed securities and treasury forwards, and 0.8% and 2.1% for global equity and commodities at December 31, 2024 and 2023.

Risk Management In managing the pension assets, we review and manage risk associated with funded status risk, interest rate risk, market risk, counterparty risk, liquidity risk and operational risk. Liability matching and asset class diversification are central to our risk management approach and are integral to the overall investment strategy. Further, asset classes are constructed to achieve diversification by investment strategy, by investment manager, by industry or sector and by holding. Investment manager guidelines for publicly traded assets are specified and are monitored regularly through the custodian. Credit parameters for counterparties have been established for managers permitted to trade over-the-counter derivatives. Valuation is governed through several types of procedures, including reviews of manager valuation policies, custodian valuation processes, pricing vendor practices, pricing reconciliation and periodic, security-specific valuation testing.

Fair Value Measurements The following table presents our plan assets using the fair value hierarchy as of December 31, 2024 and 2023. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant unobservable inputs.

| | December 31, 2024 | | | | December 31, 2023 | | | |
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Fixed income securities:								
Corporate	**$16,322**		**$16,288**	**$34**	$17,809		$17,750	$59
U.S. government and agencies	**5,182**		**5,182**		6,822		6,822	
Mortgage backed and asset backed	**783**		**611**	**172**	505		344	161
Municipal	**613**		**613**		816		816	
Sovereign	**924**		**923**	**1**	720		720	
Other	**5**	**$2**	**3**		9	$6		3
Derivatives:								
Assets					69		69	
Liabilities	**(194)**		**(194)**					
Cash equivalents and other short-term investments	**650**		**646**	**4**	326		326	
Equity securities:								
U.S. common and preferred stock	**3,645**	**3,645**			3,391	3,391		
Non-U.S. common and preferred stock	**2,530**	**2,530**			2,204	2,204		
Boeing company stock								
Derivatives:								
Assets								
Liabilities								
Private equity								
Real estate and real assets:								
Real estate								
Real assets	**389**	**348**	**39**	**2**	385	349	33	3
Derivatives:								
Assets	**1**		**1**					
Liabilities								
Total	**$30,850**	**$6,525**	**$24,112**	**$213**	$33,056	$5,950	$26,880	$226
Fixed income common/ collective/pooled funds	**$1,309**				$1,378			
Fixed income other	**1,364**				1,364			
Equity common/collective/ pooled funds	**2,385**				2,702			
Private equity	**3,919**				4,102			
Real estate and real assets	**2,925**				3,138			
Hedge funds	**2,608**				2,751			
Total investments measured at NAV as a practical expedient	**$14,510**				$15,435			
Cash	**$265**				$86			
Receivables	**382**				438			
Payables	**(433)**				(124)			
Total	**$45,574**				$48,891			

Fixed income securities are primarily valued upon a market approach, using matrix pricing and considering a security's relationship to other securities for which quoted prices in an active market may be available, or an income approach, converting future cash flows to a single present value amount.

Inputs used in developing fair value estimates include reported trades, broker quotes, benchmark yields and base spreads.

Common/collective/pooled funds are typically common or collective trusts valued at their net asset values (NAVs) that are calculated by the investment manager or sponsor of the fund and have daily or monthly liquidity.

Derivatives included in the table above are over-the-counter and are primarily valued using an income approach with inputs that include benchmark yields, swap curves, cash flow analysis, rating agency data and inter-dealer broker rates. Exchange-traded derivative positions are reported in accordance with changes in daily variation margin which is settled daily and therefore reflected in the payables and receivables portion of the table.

Cash equivalents and other short-term investments (which are used to pay benefits) are held in a separate account which consists of a commingled fund (with daily liquidity) and separately held short-term securities and cash equivalents. All investments in this cash vehicle are valued daily using a market approach with inputs that include quoted market prices for similar instruments. In the event a market price is not available for instruments with an original maturity of one year or less, amortized cost is used as a proxy for fair value. Common and preferred stock equity securities are primarily valued using a market approach based on the quoted market prices of identical instruments.

Private equity and private debt NAV valuations are based on the valuation of the underlying investments, which include inputs such as cost, operating results, discounted future cash flows and market based comparable data. For those investments reported on a one-quarter lagged basis (primarily LPs), we use NAVs adjusted for subsequent cash flows and significant events.

Real estate and real asset NAVs are based on the valuation of the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market based comparable data. For those investments reported on a one-quarter lagged basis (primarily LPs), NAVs are adjusted for subsequent cash flows and significant events. Publicly traded infrastructure stocks are valued using a market approach based on quoted market prices of identical instruments. Exchange-traded commodities futures positions are reported in accordance with changes in daily variation margin which is settled daily and therefore reflected in the payables and receivables portion of the table.

Hedge fund NAVs are generally based on the valuation of the underlying investments. This is primarily done by applying a market or income valuation methodology depending on the specific type of security or instrument held.

Investments in private equity, private debt, real estate, real assets and hedge funds are primarily calculated and reported by the General Partner, fund manager or third-party administrator. Additionally, some investments in fixed income and equity are made via commingled vehicles and are valued in a similar fashion. Pension assets invested in commingled and LP structures rely on the NAV of these investments as the practical expedient for the valuations.

The following tables summarizes the changes of Level 3 assets, reconciled by asset class, held during the years ended December 31, 2024 and 2023. Transfers into and out of Level 3 are reported at the beginning-of-year values.

	January 1 2024 Balance	Net Realized and Unrealized (Losses)/Gains	Net Purchases, Issuances and Settlements	Net Transfers Into/(Out of) Level 3	December 31 2024 Balance
Fixed income securities:					
Corporate	$59	($3)	($22)		$34
Mortgage backed and asset backed	161	2	5	$4	172
Other	3	(3)			
Sovereign			1		1
Cash equivalents and other short-term investments			4		4
Equity securities:					
Non-U.S. common and preferred stock		1	(1)		
Real assets	3		(2)	1	2
Total	$226	($3)	($15)	$5	$213

	January 1 2023 Balance	Net Realized and Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers Into/(Out of) Level 3	December 31 2023 Balance
Fixed income securities:					
Corporate	$70	$5	($16)		$59
U.S. government and agencies			(1)	$1	
Mortgage backed and asset backed	162	7	10	(18)	161
Municipal	32		(5)	(27)	
Other		3			3
Real assets	4	(1)			3
Total	$268	$14	($12)	($44)	$226

For the year ended December 31, 2024, the changes in unrealized (losses)/gains for Level 3 assets still held at December 31, 2024 were ($7) for corporate fixed income securities, and $1 for mortgage backed and asset backed fixed income securities. For the year ended December 31, 2023, the changes in unrealized gains for Level 3 assets still held at December 31, 2023 were $2 for corporate fixed income securities, $6 for mortgage backed and asset backed fixed income securities, and $3 for other fixed income securities.

OPB Plan Assets The majority of OPB plan assets are invested in two commingled index funds (with daily liquidity) which are held at a target allocation of approximately 60% in the equity fund and 40% in the debt fund. The commingled funds are valued daily at their NAVs which are calculated by the investment manager. The expected rate of return on these assets does not have a material effect on the net periodic benefit cost.

Cash Flows

Contributions Required pension contributions under the Employee Retirement Income Security Act (ERISA), as well as rules governing funding of our non-US pension plans, are not expected to be significant in 2025. We do not expect to make discretionary contributions to our pension plans in 2025.

Estimated Future Benefit Payments The table below reflects the total pension benefits expected to be paid from the plans or from our assets, including both our share of the benefit cost and the participants' share of the cost, which is funded by participant contributions. OPB payments reflect our portion only.

Year(s)	2025	2026	2027	2028	2029	2030-2034
Pensions	$4,702	$4,427	$4,302	$4,198	$4,077	$18,628
Other postretirement benefits:						
Gross benefits paid	331	315	292	267	276	1,063
Subsidies	(9)	(9)	(9)	(9)	(9)	(40)
Net other postretirement benefits	$322	$306	$283	$258	$267	$1,023

Termination Provisions

Certain of the pension plans provide that, in the event there is a change in control of the Company which is not approved by the Board of Directors and the plans are terminated within five years thereafter, the assets in the plan first will be used to provide the level of retirement benefits required by ERISA, and then any surplus will be used to fund a trust to continue present and future payments under the postretirement medical and life insurance benefits in our group insurance benefit programs.

Should we terminate certain pension plans under conditions in which the plan's assets exceed that plan's obligations, the U.S. government will be entitled to a fair allocation of any of the plan's assets based on plan contributions that were reimbursed under U.S. government contracts.

Defined Contribution Plans

We provide certain defined contribution plans to all eligible employees. The principal plans are the Company-sponsored 401(k) plans. The expense for these defined contribution plans was $1,670, $1,564 and $1,260 in 2024, 2023 and 2022, respectively.

Note 18 – Share-Based Compensation and Other Compensation Arrangements

Share-Based Compensation

Our 2023 Incentive Stock Plan, permits awards of incentive and non-qualified stock options, stock appreciation rights, restricted stock or units, performance restricted stock or units, and other stock and cash-based awards to our employees, officers, directors, consultants, and independent contractors. The aggregate number of shares of our common stock authorized for issuance under the plan is 12,900,000, plus shares that remained or became available under our 2003 Incentive Stock Plan, as amended and restated. Following approval of our 2023 Incentive Stock Plan in 2023, no further awards have been or may be granted under our 2003 Incentive Stock Plan.

Shares issued under the 2023 Incentive Stock Plan will be funded out of treasury shares, except to the extent there are insufficient treasury shares, in which case new shares will be issued. We believe we currently have adequate treasury shares to satisfy these issuances during 2025.

Share-based plans expense is primarily included in Total costs and expenses and General and administrative expense, as well as a portion allocated to production as inventoried costs. The share-based plans expense and related income tax benefit were as follows:

Years ended December 31,	**2024**	2023	2022
Restricted stock units and other awards	**$409**	$697	$726
Income tax benefit (before consideration of valuation allowance)	**$107**	$157	$178

Stock Options

Options have been granted to our executive officers that are generally scheduled to vest and become exercisable three years after the grant date and expire ten years after the grant date. If an executive terminates employment because of retirement, layoff, disability, or death, the executive (or beneficiary) may remain eligible to exercise some or all of their stock options depending on certain age and service conditions. The fair values of the stock options granted were estimated using a Monte-Carlo simulation model using the assumptions presented below. The model includes no expected dividend yield.

Stock options granted during 2024 and 2023 were not material.

In February 2022, we granted 348,769 premium-priced stock options to our executive officers as part of our long-term incentive program. These stock options have an exercise price equal to 120% of the fair market value of our stock on the date of grant. If certain performance measures are met, the exercise price is reduced to 110% of the grant date fair market value of our stock.

Grant Year	Grant Date	Expected Life	Expected Volatility	Risk Free Interest Rate	Grant Date Fair Value Per Option
2022	2/16/2022	6.8 years	36.6 %	2.0 %	$83.04

Stock option activity for the year ended December 31, 2024 was as follows:

	Shares	Weighted Average Exercise Price Per Option	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Number of shares under option:				
Outstanding at beginning of year	792,662	$252.35		
Granted	124,374	200.83		
Exercised	(1,953)	124.98		
Forfeited	(11,084)	233.75		
Outstanding at end of year	903,999	$245.76	6.9	$0
Exercisable at end of year	425,705	$250.10	6.0	$0

The total intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022 was $0, $80 and $75, with a related tax benefit of $0, $18 and $17, respectively. At December 31, 2024, there was $9 of total unrecognized compensation cost related to options which is expected to be recognized over a weighted average period of 3.1 years. The fair value of options vested during the year ended December 31, 2024, was $32. No options vested during the years ended December 31, 2023 and 2022.

Restricted Stock Units

In February 2024, 2023 and 2022, we granted to our executives 2,008,499, 327,523 and 1,804,541 restricted stock units (RSUs) as part of our long-term incentive program with grant date fair values of $204.15, $214.35 and $217.48 per unit, respectively. In March 2024, we granted to our executive officers 125,432 RSUs with a grant date fair value of $192.94 per unit as part of our long-term incentive program. In July 2022, we granted 2,568,112 RSUs with a grant date fair value of $157.69 per unit as part of our long-term incentive program, accelerating awards planned for 2023 to retain executives. The RSUs granted under this program are generally scheduled to vest and settle in common stock (on a one-for-one basis) on the third anniversary of the grant date. If an executive terminates employment because of retirement, layoff, disability, or death, the executive (or beneficiary) may receive some or all of their stock units depending on certain age and service conditions. In all other cases, the RSUs will not vest and all rights to the stock units will terminate. These RSUs are labeled executive long-term incentive program in the table below.

In addition to RSUs awarded under our long-term incentive programs, we granted RSUs to certain executives and employees. These RSUs are labeled other RSUs in the table below.

The fair values of all RSUs are estimated using the average of the high and low stock prices on the date of grant.

RSU activity for the year ended December 31, 2024 was as follows:

	Long-Term Incentive Program	Other
Number of units:		
Outstanding at beginning of year	5,349,490	765,510
Granted	2,174,064	176,483
Forfeited	(312,242)	(28,197)
Distributed	(870,741)	(348,366)
Outstanding at end of year	6,340,571	565,430
Undistributed vested units	897,643	33,550
Unrecognized compensation cost	$353	$37
Weighted average remaining amortization period *(years)*	1.7	1.6

Performance Restricted Stock Units

In March 2024 and February 2023, we granted 153,306 and 199,899 performance restricted stock units (PRSUs) to our executive officers as part of our long-term incentive program that will result in that number of PRSUs being paid out if the target performance metric is achieved. The PRSUs granted under this program have grant date fair values of $192.94 and $214.35 per unit. The award payout can range from 0% to 200% of the initial PRSU grant based on cumulative free cash flow achievement over a three-year period from January 1 of the grant year as compared to the target set at the start of the performance period. The PRSUs granted in 2024 also include a product safety downward modifier pursuant to which the payout following the end of the three-year performance period may be reduced by 25% or down to 0% if two specified product safety operational goals are not timely completed. The PRSUs granted under this program will vest at the payout amount determined on the third anniversary of the grant date and settle in common stock (on a one-for-one basis). If an executive terminates employment because of retirement, layoff, disability, or death, the executive (or beneficiary) remains eligible under the award and, if the award is earned, may receive some or all of their stock units depending on certain age and service conditions. In all other cases, the PRSUs will not vest and all rights to the stock units will terminate. During the year ended December 31, 2024, there were 40,042 forfeitures and no distributions. At December 31, 2024, there was no unrecognized compensation cost.

Performance-Based Restricted Stock Units

Performance-Based Restricted Stock Units (PBRSUs) are stock units that pay out based on the Company's total shareholder return (TSR) as compared to a group of peer companies over a three-year period. The award payout can range from 0% to 200% of the initial PBRSU grant. During 2023, these performance awards expired with a payout of 0%. No units were outstanding during 2024.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan which permits eligible employees to purchase Boeing common stock at 95% of the fair market value on the last trading day of each three-month period using payroll deduction. The aggregate number of shares of our common stock authorized for issuance under the plan is 12,000,000. During 2024, approximately 377,712 shares were purchased at an average price of $179.03 per share.

Deferred Compensation

The Company has deferred compensation plans which permit certain employees and executives to defer a portion of their salary, bonus, certain other incentive awards and retirement contributions. Participants can diversify these amounts among 23 investment funds including a Boeing stock unit account.

Total expense/(income) related to deferred compensation was $114, $188 and ($117) in 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the deferred compensation liability which is being marked to market was $1,675 and $1,640.

Note 19 – Shareholders' Equity

As of December 31, 2024 and 2023, there were 1,200,000,000 shares of common stock and 20,000,000 shares of preferred stock authorized.

Changes in Share Balances

The following table shows changes in each class of shares:

	Common stock	Treasury stock	Mandatory convertible preferred stock
Balance at January 1, 2022	1,012,261,159	423,343,707	
Issued		(8,877,047)	
Acquired		204,723	
Balance at December 31, 2022	1,012,261,159	414,671,383	
Issued		(13,651,201)	
Acquired		1,725,954	
Balance at December 31, 2023	**1,012,261,159**	**402,746,136**	
Issued		(140,120,845)	5,750,000
Acquired		419,549	
Balance at December 31, 2024	**1,012,261,159**	**263,044,840**	**5,750,000**

Treasury Stock

On October 30, 2024, we issued 129,375,000 shares of common stock, $5.00 par value per share, from shares held in Treasury Stock. As a result of the transaction, we received cash proceeds of $18,181, net of underwriting fees and other issuance costs.

Mandatory Convertible Preferred Stock

On October 31, 2024, we issued 115,000,000 depositary shares, representing 5,750,000 shares of our 6.00% Series A Mandatory Convertible Preferred Stock (Mandatory convertible preferred stock). The Mandatory convertible preferred stock has a $1,000.00 per share liquidation preference and $1.00 per share par value. As a result of the transaction, we received cash proceeds of $5,651, net of underwriting fees and other issuance costs.

Dividends are cumulative at an annual rate of 6.00% on the liquidation preference of $1,000.00 per share of Mandatory convertible preferred stock and may be paid in cash, shares of our common stock or a combination of cash and shares of our common stock. Dividends that are declared will be payable on January 15, April 15, July 15 and October 15 to holders of record on the January 1, April 1, July 1, and October 1 immediately preceding the relevant dividend payment date. In December 2024, dividends of $72 were declared to holders of record as of January 1, 2025, representing $12.50 per share, and were paid in cash on January 15, 2025.

The following table illustrates the conversion rate per share of Mandatory convertible preferred stock, subject to certain anti-dilution adjustments, based on the applicable market value of the common stock:

Applicable Market Value of Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock
Greater than $171.5854	5.8280 shares of common stock
Equal to or less than $171.5854 but greater than or equal to $142.9797	Between 5.8280 and 6.9940 shares of common stock, determined by dividing $1,000 by the applicable market value
Less than $142.9797	6.9940 shares of common stock

Unless earlier converted, each share of Mandatory convertible preferred stock will automatically convert on October 15, 2027, into between 5.8280 shares and 6.9940 shares of our common stock, depending on the applicable market value of the common stock and subject to certain anti-dilution adjustments described in the certificate of designations related to our Mandatory convertible preferred stock (Certificate of Designations). The applicable market value of our common stock will be determined based on the average volume-weighted average price per share of the common stock over the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately prior to October 15, 2027.

If a fundamental change, as defined in the Certificate of Designations, occurs on or prior to October 15, 2027, then holders of Mandatory convertible preferred stock will be entitled to convert all or any portion of their shares into shares of our common stock at the fundamental change conversion rate, as defined in the Certificate of Designations, for a specified period of time and also to receive an amount to compensate such holders for unpaid accumulated dividends and any remaining future scheduled dividend payments.

Other than during a fundamental change conversion period, at any time prior to October 15, 2027, holders of Mandatory convertible preferred stock may elect to convert all or any portion of their shares at a conversion rate of 5.8280 shares of common stock per share of Mandatory convertible preferred stock, subject to certain anti-dilution and other adjustments as described in the Certificate of Designations.

Additional Paid-in Capital

During the year ended December 31, 2023, Additional paid-in capital included a decrease of $267 related to a non-cash transaction to purchase shares in a consolidated subsidiary from the noncontrolling interests.

Accumulated Other Comprehensive Loss

Changes in AOCI by component for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Currency Translation Adjustments	Unrealized Gains and Losses on Certain Investments	Unrealized Gains and Losses on Derivative Instruments	Defined Benefit Pension Plans & Other Postretirement Benefits	Total [1]
Balance at January 1, 2022	($105)	$1	$6	($11,561)	($11,659)
Other comprehensive (loss)/income before reclassifications	(62)	(1)	(40)	1,529 [2]	1,426
Amounts reclassified from AOCI			10 [4]	673 [3]	683
Net current period Other comprehensive (loss)/income	(62)	(1)	(30)	2,202	2,109
Balance at December 31, 2022	($167)		($24)	($9,359)	($9,550)
Other comprehensive income/(loss) before reclassifications	33	2	41	(722) [2]	(646)
Amounts reclassified from AOCI			(5)	(104) [3]	(109)
Net current period Other comprehensive income/(loss)	33	2	36	(826)	(755)
Balance at December 31, 2023	($134)	$2	$12	($10,185)	($10,305)
Other comprehensive loss before reclassifications	(44)		(258)	(356) [5]	(658)
Amounts reclassified from AOCI			35	13	48
Net current period Other comprehensive loss	(44)		(223)	(343)	(610)
Balance at December 31, 2024	($178)	$2	($211)	($10,528)	($10,915)

[1] Net of tax.

[2] Primarily related to remeasurement of assets and benefit obligations related to the Company's pension and other postretirement benefit plans resulting in an actuarial (loss)/gain of ($722) and $1,533 (net of tax of $13 and ($22)) for the years ended December 31, 2023 and 2022. See Note 17.

[3] Amounts reclassified from AOCI for the year ended December 31, 2023, primarily related to amortization of prior service credits totaling ($102) (net of tax of $1). Amounts reclassified from AOCI for the year ended December 31, 2022, primarily related to amortization of actuarial losses totaling $791 (net of tax of ($11)). These are included in net periodic pension cost. See Note 17.

[4] Includes losses of $39 (net of tax of ($11)) from cash flow hedges reclassified to Other income, net because the forecasted transactions are not probable of occurring.

[5] Primarily related to remeasurement of assets and benefit obligations related to the Company's pension and other postretirement benefit plans resulting in an actuarial loss of ($225) (net of tax of ($1)) and prior service credits of ($140) (net of tax of $0) for the year ended December 31, 2024. See Note 17.

Note 20 – Derivative Financial Instruments

Cash Flow Hedges

Our cash flow hedges include foreign currency forward contracts, commodity swaps and commodity purchase contracts. We use foreign currency forward contracts to manage currency risk associated with certain expected sales and purchases through 2031. We use commodity derivatives, such as fixed-price purchase commitments and swaps to hedge against potentially unfavorable price changes for commodities used in production. Our commodity contracts hedge forecasted transactions through 2028.

Derivative Instruments Not Receiving Hedge Accounting Treatment

We have entered into agreements to purchase and sell aluminum to address long-term strategic sourcing objectives and non-U.S. business requirements. These agreements are derivative instruments for accounting purposes. The quantities of aluminum in these agreements offset and are priced at prevailing market prices. We also hold certain foreign currency forward contracts and commodity swaps which do not qualify for hedge accounting treatment.

Notional Amounts and Fair Values

The notional amounts and fair values of derivative instruments in the Consolidated Statements of Financial Position as of December 31 were as follows:

	Notional amounts[1]		Other assets		Accrued liabilities	
	2024	2023	**2024**	2023	**2024**	2023
Derivatives designated as hedging instruments:						
Foreign exchange contracts	**$5,139**	$4,120	**$23**	$85	**($213)**	($63)
Commodity contracts	**388**	514	**65**	83	**(12)**	(8)
Derivatives not receiving hedge accounting treatment:						
Foreign exchange contracts	**103**	254	**1**	1	**(17)**	(32)
Commodity contracts	**129**	115				(2)
Total derivatives	**$5,759**	$5,003	**89**	169	**(242)**	(105)
Netting arrangements			**(24)**	(47)	**24**	47
Net recorded balance			**$65**	$122	**($218)**	($58)

[1] Notional amounts represent the gross contract/notional amount of the derivatives outstanding.

(Losses)/gains associated with our hedging transactions and forward points recognized in Other comprehensive income are presented in the following table:

Years ended December 31,	**2024**	2023	2022
Recognized in Other comprehensive income, net of taxes:			
Foreign exchange contracts	**($248)**	$61	($118)
Commodity contracts	**(10)**	(20)	78

(Losses)/gains associated with our hedging transactions and forward points reclassified from AOCI to earnings are presented in the following table:

Years ended December 31,	2024	2023	2022
Foreign exchange contracts			
Revenues	($1)		$1
Costs and expenses	(25)	($15)	7
General and administrative	(8)	(17)	(12)
Commodity contracts			
Costs and expenses	($7)	$31	$31
General and administrative expense	6	7	10

During the year ended December 31, 2022, we reclassified losses associated with certain cash flow hedges of $50 from AOCI to Other income, net because it became probable the forecasted transactions would not occur. Gains/(losses) related to undesignated derivatives on foreign exchange and commodity cash flow hedging transactions recognized in Other income, net were insignificant for the years ended December 31, 2024, 2023 and 2022.

Based on our portfolio of cash flow hedges, we expect to reclassify losses of $64 (pre-tax) out of AOCI into earnings during the next 12 months.

We have derivative instruments with credit-risk-related contingent features. If we default on our five-year credit facility, our derivative counterparties could require settlement for foreign exchange and certain commodity contracts with original maturities of at least five years. The fair value of those contracts in a net liability position at December 31, 2024 was $22. For other particular commodity contracts, our counterparties could require collateral posted in an amount determined by our credit ratings. At December 31, 2024, there was no collateral posted related to our derivatives.

Note 21 – Fair Value Measurements

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant unobservable inputs. The following table presents our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	December 31, 2024			December 31, 2023		
	Total	Level 1	Level 2	Total	Level 1	Level 2
Assets						
Money market funds	$6,475	$6,475		$1,514	$1,514	
Available-for-sale debt investments:						
Commercial paper	165		$165	291		$291
Corporate notes	335		335	183		183
U.S. government agencies	17		17	25		25
Other equity investments	9	9		44	44	
Derivatives	65		65	122		122
Total assets	$7,066	$6,484	$582	$2,179	$1,558	$621
Liabilities						
Derivatives	($218)		($218)	($58)		($58)
Total liabilities	($218)		($218)	($58)		($58)

Money market funds, available-for-sale debt investments and equity investments are valued using a market approach based on the quoted market prices or broker/dealer quotes of identical or comparable instruments.

Derivatives include foreign currency and commodity contracts. Our foreign currency forward contracts are valued using an income approach based on the present value of the forward rate less the contract rate multiplied by the notional amount. Commodity derivatives are valued using an income approach based on the present value of the commodity index prices less the contract rate multiplied by the notional amount.

Certain assets have been measured at fair value on a nonrecurring basis. The following table presents the nonrecurring losses recognized for the years ended December 31 due to long-lived asset impairment and the fair value of the related assets as of the impairment date:

	2024		2023	
	Fair Value	Total Losses	Fair Value	Total Losses
Property, plant and equipment	$32	($54)	$14	($26)
Investments		(32)		(18)
Other assets	6	(21)		(2)
Operating lease equipment	15	(5)		
Total	$53	($112)	$14	($46)

Level 2 and Level 3 Property, plant and equipment were valued based on third-party valuations using a combination of income and market approaches and adjusted for as-is condition. Level 3 Investments and Other assets were primarily valued using an income approach based on the discounted cash flows associated with the underlying assets. These approaches are considered estimates of net operating income, capitalization rates, and/or comparable property sales. Level 3 operating lease equipment is derived by calculating a median collateral value from a consistent group of third-party aircraft value publications. The values provided by the third-party aircraft publications are derived from their knowledge of market trades and other market factors. Management reviews the publications quarterly to assess the continued appropriateness and consistency with market trends. Under certain circumstances, we adjust values based on the attributes and condition of the specific aircraft or equipment, usually when the features or use of the aircraft vary significantly from the more generic aircraft attributes covered by third-party publications, or on the expected net sales price for the aircraft.

For Level 3 operating lease equipment that were measured at fair value on a nonrecurring basis during the period ended December 31, 2024, the following table presents the fair value of those assets as of the measurement date, valuation techniques and related unobservable inputs of those assets.

	Fair Value	Valuation Technique	Unobservable Input	Range Median or Average
Operating lease equipment	$15	Market approach	Aircraft value publications	$21 - $27[1] Median $23
			Aircraft condition adjustments	($8) - $0[2] Net ($8)

[1] The range represents the sum of the highest and lowest values for all aircraft subject to fair value measurement, according to the third-party aircraft valuation publications that we use in our valuation process.

[2] The negative amount represents the sum, for all aircraft subject to fair value measurement, of all downward adjustments based on consideration of individual aircraft attributes and condition.

Fair Value Disclosures

The fair values and related carrying values of financial instruments that are not required to be remeasured at fair value on the Consolidated Statements of Financial Position at December 31 were as follows:

	December 31, 2024				
	Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3
Assets					
Notes receivable, net	$940	$953		$941	$12
Liabilities					
Debt, excluding finance lease obligations	(53,625)	(51,089)		(51,089)	

| | December 31, 2023 | | | | |
	Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3
Assets					
Notes receivable, net	$257	$270		$270	
Liabilities					
Debt, excluding finance lease obligations	(52,055)	(51,039)		(51,039)	

The fair value of Notes receivable classified as Level 2 is estimated with discounted cash flow analysis using interest rates currently offered on loans with similar terms to borrowers of similar credit quality. The fair value of Notes receivable classified as Level 3 is based on our best estimate using available counterparty financial data. The fair value of our debt that is traded in the secondary market is classified as Level 2 and is based on current market yields. For our debt that is not traded in the secondary market, the fair value is classified as Level 2 and is based on our indicative borrowing cost derived from dealer quotes or discounted cash flows. With regard to other financial instruments with off-balance sheet risk, it is not practicable to estimate the fair value of our indemnifications and financing commitments because the amount and timing of those arrangements are uncertain. Items not included in the above disclosures include cash, restricted cash, time deposits and other deposits, Accounts receivable, Unbilled receivables, Other current assets, Accounts payable and long-term payables. The carrying values of those items, as reflected in the Consolidated Statements of Financial Position, approximate their fair value at December 31, 2024 and 2023. The fair value of assets and liabilities whose carrying value approximates fair value is determined using Level 2 inputs, with the exception of cash (Level 1).

Note 22 – Legal Proceedings

Various legal proceedings, claims and investigations related to products, contracts, employment, securities and other matters are pending against us. In addition, we are subject to various government inquiries and investigations from which civil, criminal or administrative proceedings could result or have resulted in the past. Such proceedings involve or could involve claims by the government for fines, penalties, compensatory and treble damages, restitution and/or forfeitures. Under U.S. government regulations, a company, or one or more of its operating divisions or subdivisions, can also be suspended or debarred from government contracts, have certain of its production certificates suspended or revoked, or lose its export privileges, based on the results of investigations. We believe, based upon current information, that the outcome of any currently pending legal proceeding, claim, or government dispute, inquiry or investigation will not have a material effect on our financial position, results of operations or cash flows.

Multiple legal actions, investigations and inquiries were initiated concerning the October 29, 2018, accident of Lion Air Flight 610 and the March 10, 2019 accident of Ethiopian Airlines Flight 302. While many of these legal actions and investigations have been resolved, others are still pending, including a federal securities class action filed in federal district court in the Northern District of Illinois, and a number of civil lawsuits and claims brought by family members of those lost in the accidents. Furthermore, on January 7, 2021, we entered into a Deferred Prosecution Agreement (DPA) with the U.S. Department of Justice (the Department) relating to the Department's investigation into us regarding the evaluation of the 737 MAX by the Federal Aviation Administration (the Investigation). Among other obligations, the DPA included a three-year reporting period, which ended in January 2024. On May 14, 2024, the Department notified us of its determination that we did not fulfill our obligations under the DPA and that the Department would not move to dismiss the case. On July 24, 2024, we and the Department filed a proposed plea agreement with the U.S. District Court for the Northern District of Texas (the

Court) to resolve the Investigation. Under the terms of the proposed agreement, Boeing agreed that it would plead guilty to the charge that was the basis for the DPA; pay an additional fine of $244; commit to invest at least $455 in compliance, quality and safety programs over a three-year period; and agree to the appointment of an independent compliance monitor for three years. On December 5, 2024, the Court rejected the proposed plea agreement, citing the proposed agreement's provisions governing the monitor's selection and supervision. In light of the Court's ruling, Boeing and the Department are currently engaged in discussions regarding potential resolution of this matter.

Multiple legal actions were initiated as a result of the January 5, 2024, Alaska Airlines Flight 1282 accident. We are also subject to multiple governmental and regulatory investigations and inquiries relating to the Alaska Airlines Flight 1282 accident and our commercial airplanes business.

We cannot reasonably estimate a range of loss, if any, not covered by available insurance and in excess of any accrued amounts that may result given the current status of pending lawsuits, investigations and inquiries arising from the 2018 and 2019 737 MAX accidents and the Alaska Airlines Flight 1282 accident.

Note 23 – Segment and Revenue Information

We operate in three reportable segments: BCA, BDS, and BGS. All other activities fall within Unallocated items, eliminations and other. See page 59 for the Summary of Business Segment Data, which is an integral part of this note.

BCA develops, produces and markets commercial jet aircraft principally to the commercial airline industry worldwide. Revenue on commercial aircraft contracts is recognized at the point in time when an aircraft is completed and accepted by the customer.

BDS engages in the research, development, production and modification of the following products and related services: manned and unmanned military aircraft and weapons systems, surveillance and engagement, strategic defense and intelligence systems, satellite systems and space exploration. BDS revenue is generally recognized over the contract term (over time) as costs are incurred.

BGS provides parts, maintenance, modifications, logistics support, training, data analytics and information-based services to commercial and government customers worldwide. BGS segment revenue and costs include certain products and services provided to other segments. Revenue on commercial spare parts contracts is recognized at the point in time when a spare part is delivered to the customer. Revenue on other contracts is generally recognized over the contract term (over time) as costs are incurred.

Our chief operating decision maker is currently our President and Chief Executive Officer (CEO). The primary profitability measurement used by the CEO to review segment operating results is Segment operating (loss)/earnings. The CEO uses Segment operating (loss)/earnings to allocate resources (including employees, financial and capital resources) for each segment predominantly in the annual planning process. Segment operating (loss)/earnings is used to monitor segment results compared to prior period, forecasted results, and the annual plan.

The following table reconciles segment Revenues to Segment operating (loss)/earnings:

	BCA	BDS	BGS
For the year ended December 31, 2022			
Revenues	$26,026	$23,162	$17,611
Less:			
Research and development expense, net	1,510	945	119
Other segment items[1]	26,857	25,761	14,765
Segment operating (loss)/earnings	($2,341)	($3,544)	$2,727
For the year ended December 31, 2023			
Revenues	$33,901	$24,933	$19,127
Less:			
Research and development expense, net	2,036	919	107
Other segment items[1]	33,500	25,778	15,691
Segment operating (loss)/earnings	($1,635)	($1,764)	$3,329
For the year ended December 31, 2024			
Revenues	**$22,861**	**$23,918**	**$19,954**
Less:			
Research and development expense, net	**2,386**	**917**	**132**
Other segment items[1]	**28,444**	**28,414**	**16,204**
Segment operating (loss)/earnings	**($7,969)**	**($5,413)**	**$3,618**

[1]   Primarily includes costs of products and services and general and administrative expenses.

While our principal operations are in the United States, Canada and Australia, some key suppliers and subcontractors are located in Europe and Japan. Revenues, including foreign military sales, are reported by customer location and consisted of the following:

Years ended December 31,	**2024**	2023	2022
Asia	**$11,994**	$10,013	$8,393
Europe	**8,734**	10,520	7,916
Middle East	**4,635**	6,594	5,047
Oceania	**1,565**	1,655	1,576
Canada	**1,472**	1,256	1,612
Africa	**1,143**	825	418
Latin America, Caribbean and other	**1,246**	1,524	2,412
Total non-U.S. revenues	**30,789**	32,387	27,374
United States	**36,171**	45,380	39,218
Estimated potential concessions and other considerations to 737 MAX customers, net of insurance recoveries	**(443)**	27	16
Total revenues	**$66,517**	$77,794	$66,608

Revenues from the U.S. government (including foreign military sales through the U.S. government), primarily recorded at BDS and BGS, represented 42%, 37% and 40% of consolidated revenues for 2024, 2023 and 2022, respectively. Approximately 3% and 4% of operating assets were located outside the United States as of December 31, 2024 and 2023.

The following tables present BCA, BDS and BGS revenues from contracts with customers disaggregated in a number of ways, such as geographic location, contract type and the method of revenue recognition. We believe these best depict how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by economic factors.

BCA revenues by customer location consisted of the following:

Years ended December 31,	2024	2023	2022
Revenue from contracts with customers:			
Asia	$8,060	$6,328	$4,488
Europe	3,956	6,172	4,085
Middle East	2,012	4,311	2,003
Other non-U.S.	1,815	2,431	3,042
Total non-U.S. revenues	15,843	19,242	13,618
United States	7,326	14,501	12,275
Estimated potential concessions and other considerations to 737 MAX customers, net of insurance recoveries	(443)	27	16
Total revenues from contracts with customers	22,726	33,770	25,909
Intersegment revenues, eliminated on consolidation	135	131	117
Total segment revenues	$22,861	$33,901	$26,026
Revenue recognized on fixed-price contracts	100 %	100 %	100 %
Revenue recognized at a point in time	99 %	99 %	99 %

BDS revenues on contracts with customers, based on the customer's location, consisted of the following:

Years ended December 31,	2024	2023	2022
Revenue from contracts with customers:			
U.S. customers	$18,589	$20,051	$17,144
Non-U.S. customers[1]	5,329	4,882	6,018
Total segment revenue from contracts with customers	$23,918	$24,933	$23,162
Revenue recognized over time	99 %	99 %	99 %
Revenue recognized on fixed-price contracts	54 %	58 %	60 %
Revenue from the U.S. government[1]	91 %	91 %	89 %

[1] Includes revenues earned from foreign military sales through the U.S. government.

BGS revenues consisted of the following:

Years ended December 31,	**2024**	2023	2022
Revenue from contracts with customers:			
Commercial	**$11,736**	$11,020	$9,560
Government	**7,832**	7,751	7,681
Total revenues from contracts with customers	**19,568**	18,771	17,241
Intersegment revenues eliminated on consolidation	**386**	356	370
Total segment revenues	**$19,954**	$19,127	$17,611
Revenue recognized at a point in time	**53 %**	51 %	50 %
Revenue recognized on fixed-price contracts	**86 %**	87 %	88 %
Revenue from the U.S. government[1]	**29 %**	30 %	33 %

[1] Includes revenues earned from foreign military sales through the U.S. government.

Earnings in Equity Method Investments

During the years ended December 31, 2024, 2023, and 2022, our share of income from equity method investments was $104, $70, and $56, respectively. In 2024 and 2023, earnings in equity method investments were primarily driven by investments held at our BDS segment. In 2022, earnings in equity method investments were primarily driven by investments held in Unallocated items, eliminations and other.

Backlog

Our total backlog includes contracts that we and our customers are committed to perform. The value in backlog represents the estimated transaction prices on performance obligations to our customers for which work remains to be performed. Backlog is converted into revenue, primarily based on the cost incurred or at delivery and acceptance of products, depending on the applicable revenue recognition model.

Our backlog at December 31, 2024 was $521,336. We expect approximately 14% to be converted to revenue through 2025 and approximately 59% through 2028, with the remainder thereafter. There is significant uncertainty regarding the timing of when backlog will convert into revenue. We may experience reductions to backlog and/or significant order cancellations due to various factors including delivery delays, production disruptions and delays to entry into service of the 777X, 737-7 and/or 737-10.

Unallocated Items, Eliminations and other

Unallocated items, eliminations and other include common internal services that support Boeing's global business operations and eliminations of certain sales between segments. We generally allocate costs to business segments based on the U.S. Government Cost Accounting Standards (CAS). Components of Unallocated items, eliminations and other income/(expense) are shown in the following table.

Years ended December 31,	2024	2023	2022
Share-based plans	$171	$62	($114)
Deferred compensation	(114)	(188)	117
Amortization of previously capitalized interest	(93)	(95)	(95)
Research and development expense, net	(377)	(315)	(278)
Eliminations and other unallocated items	(1,634)	(1,223)	(1,134)
Unallocated items, eliminations and other	($2,047)	($1,759)	($1,504)

During the year ended December 31, 2024, Eliminations and other unallocated items included an earnings charge of $244 that reflects a fine that would be paid if an agreement with the U.S. Department of Justice is approved by the federal district court. For additional discussion, see Note 22 to our Consolidated Financial Statements.

Pension and Other Postretirement Benefit Expense

Pension costs are allocated to BDS and BGS businesses supporting government customers using CAS, which employ different actuarial assumptions and accounting conventions than GAAP. These costs are allocable to government contracts. Other postretirement benefit costs are allocated to business segments based on CAS, which is generally based on benefits paid. FAS/CAS service cost adjustment represents the difference between the Financial Accounting Standards (FAS) pension and postretirement service costs calculated under GAAP and costs allocated to the business segments. Non-operating pension and postretirement expenses represent the components of net periodic benefit costs other than service cost. These expenses are included in Other income, net. Components of FAS/CAS service cost adjustment are shown in the following table:

Years ended December 31,	2024	2023	2022
Pension FAS/CAS service cost adjustment	$811	$799	$849
Postretirement FAS/CAS service cost adjustment	293	257	294
FAS/CAS service cost adjustment	$1,104	$1,056	$1,143

Assets

Segment assets are summarized in the table below.

December 31,	2024	2023
Commercial Airplanes	$84,177	$77,047
Defense, Space & Security	15,350	14,921
Global Services	16,704	16,193
Unallocated items, eliminations and other	40,132	28,851
Total	$156,363	$137,012

Assets included in Unallocated items, eliminations and other primarily consist of Cash and cash equivalents, Short-term and other investments, tax assets, capitalized interest and assets managed centrally on behalf of the three principal business segments and intercompany eliminations.

Capital Expenditures

Years ended December 31,	2024	2023	2022
Commercial Airplanes	$508	$420	$218
Defense, Space & Security	296	192	202
Global Services	212	127	130
Unallocated items, eliminations and other	1,214	788	672
Total	$2,230	$1,527	$1,222

Capital expenditures for Unallocated items, eliminations and other relate primarily to assets managed centrally on behalf of the three principal business segments.

Depreciation and Amortization

Years ended December 31,	2024	2023	2022
Commercial Airplanes	$400	$464	$554
Defense, Space & Security	209	219	238
Global Services	304	320	346
Centrally Managed Assets [1]	923	858	841
Total	$1,836	$1,861	$1,979

[1] Amounts shown in the table represent depreciation and amortization expense recorded by the individual business segments. Depreciation and amortization for centrally managed assets are allocated to business segments based on usage and occupancy. In 2024, $705 was allocated to the primary business segments, of which $339, $289 and $77 was allocated to BCA, BDS and BGS, respectively. In 2023, $650 was allocated the primary business segments, of which $311, $264 and $75 was allocated to BCA, BDS and BGS, respectively. In 2022, $644 was allocated to the primary business segments, of which $361, $230 and $53 was allocated to BCA, BDS and BGS, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Boeing Company

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of The Boeing Company and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 3, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Cost Estimates for Fixed-Price Development Contracts — Refer to Notes 1 and 14 to the financial statements

Critical Audit Matter Description

As more fully described in Notes 1 and 14 to the consolidated financial statements, the Company recognizes revenue over time for long-term contracts as goods are produced or services are rendered. The Company uses costs incurred as the method for determining progress, and revenue is recognized based on costs incurred to date plus an estimate of margin at completion. The process of estimating margin at completion involves estimating the costs to complete production of goods or rendering of services and comparing those costs to the estimated final revenue amount. Margins on fixed-price development contracts are inherently uncertain in that revenue is fixed while the estimates of costs required to complete these contracts are subject to significant variability. The operational and technical complexities of fixed-price development contracts create financial risk, which could increase the estimates of costs and result in lower margins or material reach-forward losses. The ongoing effects of supply chain and operational inefficiencies compound these complexities and related financial risks.

Given the operational and technical complexities of certain of the Company's fixed-price development contracts, including the KC-46A Tanker, Commercial Crew, VC-25B Presidential Aircraft, T-7A Redhawk, and MQ-25 contracts and the limited amount of historical data available in certain instances and significant judgments necessary to estimate future costs at completion, auditing these estimates involved extensive audit effort, a high degree of auditor judgment, and required audit professionals with specialized industry experience.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the cost estimates for the KC-46A Tanker, Commercial Crew, VC-25B Presidential Aircraft, T-7A Redhawk, and MQ-25 fixed-price development contracts included the following, among others:

- We evaluated the appropriateness and consistency of management's methods used in developing its cost estimates.

- We evaluated the reasonableness of judgments made and significant assumptions used by management relating to key cost and schedule estimates, including the effects of supply chain and labor disruptions. We also evaluated the range and probabilities of reasonably possible outcomes, and where management set its point estimate within the range.

- We evaluated the appropriateness of the timing of the incorporation of changes to key cost estimates, including evaluating the timeline of key events and knowledge points that led to management's determination that a change in estimate was necessary.

- We inquired of project management, engineers, supply chain leadership, and others directly involved with the execution of contracts to evaluate management's ability to achieve the key cost and schedule estimates, as well as evaluate project status and challenges which may affect total estimated costs to complete.

- We observed the project work site to evaluate tangible or physical progress of the project against assumptions used by management in developing its cost and schedule estimates.

- We tested the accuracy and completeness of the key data used in developing estimates. We developed independent expectations of reasonable outcomes using the program's data and compared our expectations to management's estimates.

- We performed retrospective reviews when evaluating the thoroughness and precision of management's estimation process and effectiveness of the related internal controls by comparing actual outcomes to previous estimates and the related financial statement impact, and evaluating key judgements made by management when determining the timing of changes to key estimates.

- We tested the effectiveness of internal controls including, those over significant judgments made and assumptions used to develop key cost estimates, key data used in developing the cost estimates and the mathematical extrapolation of such data.

Program Accounting Estimates for the 777X Program — Refer to Notes 1 and 8 to the financial statements

Critical Audit Matter Description

The Company uses program accounting to compute the cost of sales and margin for each commercial airplane program. However, as the 777X is a developmental program that has not yet delivered any aircraft, there is no cost of sales recorded unless the program has determined that estimated program costs exceed estimated program revenue, resulting in a reach-forward loss. The Company has recognized approximately $3.5 billion in reach-forward losses in 2024. The introduction of new aircraft programs involves increased risk associated with meeting development, certification, and production schedules. The level of effort required to meet regulatory requirements and achieve certification may be challenging to predict, potentially leading to delays in the timing of entry into service and corresponding changes to forecasted costs and revenues. Production disruptions and delays to entry into service for the 777X program have increased the risk associated with forecasted revenue estimates used in determining the program margin, primarily due to the difficulty in assessing the value of consideration expected to be provided to retain customers. Changes to cost estimates related to regulatory requirements for certification and production challenges, as well as changes in estimates for customer consideration could result in material reach-forward losses. Auditing the estimated costs and estimated customer consideration for the 777X program involved extensive audit effort, a high degree of auditor judgment, and required audit professionals with specialized industry experience.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the estimated costs and customer consideration for the 777X program included the following, among others:

- We evaluated the appropriateness and consistency of management's methods used in developing its cost estimates related to regulatory requirements to achieve certification.

- We performed procedures to evaluate new changes in estimated costs driven by changes in regulatory requirements to achieve certification.

- We evaluated the timeline of key events and knowledge points that led to management's determination that a change in the cost estimate related to regulatory requirements to achieve certification was necessary.

- We inquired of those directly involved with the certification of the aircraft to evaluate project status and challenges which may affect total estimated costs to certify the aircraft.

- We obtained and evaluated communications with regulatory bodies for consistency between management's certification timeline assumptions and cost and revenue estimates related to regulatory requirements.

- We evaluated management's ability to estimate customer consideration by comparing actual re-contracted values to prior estimates.

- We inquired of management, including individuals responsible for sales and pricing, to evaluate the estimated customer consideration and status of negotiations with individual customers.

- We obtained and evaluated communications with customers for consistency with management's estimated customer consideration.

- We performed internet searches to identify reports related to the regulatory environment and customer statements and evaluated any contradictory evidence.

- We tested the effectiveness of internal controls, including those over significant judgments made and assumptions used to develop key estimates, key data used in developing the cost estimates, the mathematical extrapolation of such data, and management's judgment regarding the range of possible outcomes relating to the specific cost and estimated customer consideration in the current regulatory environment.

Program Accounting Estimates for the 737 Program — Refer to Notes 1 and 8 to the financial statements

Critical Audit Matter Description

The Company uses program accounting to compute the cost of sales and gross margin for each commercial airplane program. The process of determining a commercial airplane program's gross margin involves estimating the future revenue and costs of the program to complete the accounting quantity. The 737 program is experiencing a production environment with increased dependency on external factors, which results in increased complexities and related financial risks. Specifically, the 737 program is experiencing increased oversight from the Federal Aviation Administration (FAA) in approving future production rate increases. The 737 program is also experiencing constraints from the Company's key suppliers and is currently working with suppliers to ensure they can meet future production rate increases. There is inherent uncertainty in the program's production rate schedule as the estimate is subject to significant variability in these external factors. Changes to the production schedule due to regulatory requirements or supplier constraints could impact forecasted cost and revenue, with a corresponding impact to the program's gross margin.

This uncertainty in the production environment enhances the difficulty and complexity of determining the production rate schedule, leading to greater subjectivity in management's determination of the related cost estimates. Therefore, given the inherent uncertainty of these external factors and significant judgments necessary to estimate the 737 program's future production rate schedule, auditing these estimates involved extensive audit effort, a high degree of auditor judgment, and required audit professionals with specialized industry experience.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the production rate schedule used in program accounting estimates for the 737 program included the following, among others:

- We inquired of those directly involved with the production line to evaluate project status and challenges which may affect the program's ability to increase production rate.

- We evaluated the Company's comprehensive product safety and quality plan, including related program metrics, in response to the findings from the FAA Expert Panel Report and Special Audit Item.

- We assessed the ongoing communications between the FAA and Boeing on the continued implementation of increased product quality and safety measures.

- We assessed the implementation status of the comprehensive product safety and quality plan to evaluate if there was contradictory evidence that the program would not meet its production rate schedule.

- We assessed communication between key suppliers and Boeing related to key supplier delivery constraints or quality issues.

- We performed inquiries with multiple members of Management (both inside and outside of accounting) to understand the program and Company's current status and events that could impact key suppliers or the production rate schedule.

- We performed internet searches to identify potential reports of regulatory requirements, remedies or business considerations, certification timeline, key suppliers delays and other indicators of further delays for the 737 production rate schedule. We evaluated whether any contradictory evidence existed that would indicate that the program would not meet its planned production rate schedule and if any other media information was inconsistent with our knowledge of the Company and 737 program.

- We performed a sensitivity analysis of the impact of further production delays on the program's estimated gross margin and resulting income statement impacts.

- We assessed the reasonableness of the program's production rate schedule, including performing a lookback analysis on management's ability to estimate monthly production output.

- We tested the effectiveness of internal controls, including those over the production rate assumption and significant judgments made to develop the forecasted cost and revenue estimates for the 737 program.

/s/ Deloitte & Touche LLP

Chicago, Illinois

February 3, 2025

We have served as the Company's auditor since at least 1934; however, an earlier year could not be reliably determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Boeing Company

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of The Boeing Company and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024 of the Company, and our report dated February 3, 2025 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Chicago, Illinois

February 3, 2025

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of December 31, 2024 and have concluded that these disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Our internal control over financial reporting as of December 31, 2024, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, who has issued an audit report which is included in Item 8 of this report and is incorporated by reference herein.

(c) Changes in Internal Control Over Financial Reporting.

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of 2024 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

During the three months ended December 31, 2024, none of our directors or officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" as such terms are defined under Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Our executive officers and their ages as of February 3, 2025, are as follows:

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Uma M. Amuluru	47	Executive Vice President and Chief Human Resources Officer since April 2024. Ms. Amuluru previously served as Vice President and Assistant General Counsel, Boeing Defense, Space & Security from April 2023 to March 2024; Chief Compliance Officer and Vice President, Global Compliance from May 2020 to April 2023; Vice President and Assistant General Counsel, Engineering, Test & Technology, IT and Manufacturing, Supply Chain & Operations from October 2018 to May 2020; and Senior Counsel from August 2017 to October 2018.
Stephen E. Biegun	61	Senior Vice President, Global Public Policy since April 2023. Prior to joining Boeing, Mr. Biegun served as senior Advisor to Macro Advisory Partners from August 2021 to April 2023, Deputy Secretary of State for the U.S. Department of State from December 2019 to January 2021, Special Representative for North Korea for the U.S. Department of State from September 2018 to January 2021 and Vice President, International Governmental Relations at Ford Motor Company from April 2004 to November 2018.
Dana S. Deasy	65	Chief Information Digital Officer and Senior Vice President, Information Technology & Data Analytics since December 2024. Mr. Deasy most recently served as Chief Information Officer for the U.S. Department of Defense from 2018 to 2021. Prior to that, he served as Global Chief Information Officer and Managing Director of JPMorgan Chase & Co. from 2013 to 2017, and Global Chief Information Officer & Group Vice President of BP, Plc from 2007 to 2013.
Brett C. Gerry	53	Chief Legal Officer and Executive Vice President, Global Compliance since May 2020. Mr. Gerry previously served as Senior Vice President and General Counsel from May 2019 to May 2020; President of Boeing Japan from February 2016 to May 2019; Vice President and General Counsel, Boeing Commercial Airplanes from March 2009 to March 2016; and Chief Counsel, Network and Space Systems from September 2008 to March 2009.
Howard E. McKenzie	58	Chief Engineer and Executive Vice President, Engineering, Test & Technology since March 2023. Mr. McKenzie joined Boeing in 1987 and his previous positions include Vice President and Chief Engineer of Boeing Commercial Airplanes from August 2021 to March 2023; Vice President and Chief Engineer of Boeing Global Services from June 2020 to August 2021; Vice President of Boeing Test and Evaluation from June 2019 to June 2020; and Vice President and Chief Project Engineer for the 777 program from October 2017 to June 2019.

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Brendan J. Nelson	66	Senior Vice President and President, Boeing Global since January 2023. Dr. Nelson previously served as President of Boeing Australia, New Zealand and South Pacific from February 2020 to January 2023. Prior to joining Boeing, he served as the Director of the Australian War Memorial from December 2012 to December 2019 and as the Australian Ambassador to Belgium, Luxembourg, the European Union and NATO from February 2010 to November 2012.
Robert K. Ortberg	64	President and Chief Executive Officer, and a member of the Board, since August 8, 2024. Mr. Ortberg's previous positions include Special Advisor to the Office of the Chief Executive Officer of RTX Corporation from February 2020 to March 2021 and Chief Executive Officer of Collins Aerospace, a United Technologies company, from December 2018 to February 2020. Prior to that, he served in a number of leadership positions at Rockwell Collins, Inc., including Chairman, President and Chief Executive Officer from 2015 to 2018; President and Chief Executive Officer from 2013 to 2015; President from 2012 to 2013; Executive Vice President, Chief Operating Officer of Government Systems from 2010 to 2012; and Executive Vice President, Chief Operating Officer of Commercial Systems from 2006 to 2010. Mr. Ortberg also serves on the board of directors of Aptiv PLC and served on the board of directors of RTX Corporation.
Stephanie F. Pope	52	Executive Vice President and Chief Operating Officer since January 2024 and President and Chief Executive Officer, Boeing Commercial Airplanes since March 2024. Ms. Pope joined Boeing in 1994, and her previous positions include Executive Vice President, President and Chief Executive Officer, Boeing Global Services from April 2022 to December 2023; Vice President and Chief Financial Officer of Boeing Commercial Airplanes from December 2020 to March 2022; Vice President and Chief Financial Officer of Boeing Global Services from January 2017 to December 2020; Vice President of Finance and Controller for Boeing Defense, Space & Security from August 2016 to December 2016; and Vice President, Financial Planning & Analysis from February 2013 to July 2016.
D. Christopher Raymond	60	Executive Vice President, President and Chief Executive Officer, Boeing Global Services since January 2024. Mr. Raymond joined Boeing in 1986 and his previous positions include Senior Vice President and Chief Sustainability Officer from October 2020 to December 2023; Vice President of Sustainability, Strategy and Corporate Development from April 2019 to October 2020; Vice President and General Manager of Autonomous Systems, a division within Boeing Defense, Space & Security, from April 2015 to July 2018; and a series of other Vice President and General Manager of several businesses for Boeing Defense, Space & Security.

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Ann M. Schmidt	49	Senior Vice President and Chief Communications & Brand Officer since December 2024. Ms. Schmidt joined Boeing in 2005, and her previous positions include interim Chief Communications Officer from August 2024 to December 2024; Vice President, Corporate Communications and Employee Engagement from December 2022 to July 2024; Vice President, Corporate Communications from January 2021 to December 2022; Director, Executive Council Business Operations and Chief of Staff to Boeing CEO from October 2016 to January 2021; and Director, Executive and Employee Communications, Boeing Commercial Airplanes from January 2013 to September 2016.
Brian J. West	55	Executive Vice President and Chief Financial Officer since August 2021. Prior to joining Boeing, Mr. West served as Chief Financial Officer of Refinitiv Holdings (a London Stock Exchange Group business and provider of financial markets data and infrastructure) from November 2018 to June 2021. Prior to that, he served as Chief Financial Officer and Executive Vice President of Operations of Oscar Insurance Corporation from January 2016 to October 2018. Mr. West served as Chief Operating Officer of Nielsen Holdings plc from March 2014 to December 2015 and as Chief Financial Officer of Nielsen Holdings plc (or its predecessor) from February 2007 to March 2014. Prior to joining Nielsen, Mr. West was employed by the General Electric Company as the Chief Financial Officer of its GE Aviation division from June 2005 to February 2007 and Chief Financial Officer of its GE Aviation Services division from March 2004 to June 2005. Prior to that, Mr. West held several senior financial positions across General Electric Company businesses, including Plastics, NBC, Energy and Transportation.

Codes of Ethics. We have adopted a Code of Ethical Business Conduct for Directors; and the Boeing Code of Conduct that applies to all employees (together, the Codes of Conduct). The Codes of Conduct are posted on our website, www.boeing.com/company/general-info/corporate-governance.page. We intend to satisfy the disclosure requirements regarding any amendments to, or waivers of, the Codes of Conduct covering our CEO, CFO and/or Controller by posting such information on our website.

No family relationships exist among any of the executive officers, directors or director nominees.

Additional information required by this item will be included under "Election of Directors (Item 1) – Director Nominees," "Corporate Governance – Board Committees," and "Compensation Discussion and Analysis – Other Program Features and Policies – Securities Trading Policy," in our proxy statement, which will be filed with the SEC no later than 120 days after December 31, 2024 (the "2025 Proxy Statement"), and that information is incorporated by reference herein. We will provide disclosure of delinquent Section 16(a) reports, if any, in our 2025 Proxy Statement under "Stock Ownership Information - Delinquent Section 16(a) Reports," and such disclosure, if any, is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item will be included under "Compensation Discussion and Analysis," (other than "Pay Versus Performance") "Compensation of Executive Officers," and "Corporate Governance – Compensation of Directors," in the 2025 Proxy Statement, and that information is incorporated by reference herein. The information contained in "Compensation Discussion and Analysis

– Compensation Committee Report" shall not be deemed to be filed with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates such information into future filings under the Securities Act of 1933 or the Exchange Act.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

Our equity compensation plans approved by our shareholders provide for the issuance of common stock to officers and other employees, directors and consultants. The following table sets forth information regarding outstanding stock options and stock units, and shares available for future issuance under these plans as of December 31, 2024:

Plan Category	Number of shares to be issued upon exercise of outstanding options and units	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders[1]			
Stock options	903,999	$245.76	
Deferred compensation	528,862		
Other stock units[2]	7,532,327		
Equity compensation plans not approved by shareholders	None	None	None
Total	8,965,188	$245.76	16,057,233 [3][4]

[1] Includes the employee stock purchase plan and the 2023 Incentive Stock Plan and its predecessor plan.

[2] Includes 626,326 shares issuable in respect of Performance Restricted Stock Units. The shares included represent the maximum number of shares that may be issued upon vesting if the maximum performance goal is achieved for the three-year performance period.

[3] Includes 11,405,569 shares issuable under our employee stock purchase plan. There were 73,717 shares subject to purchase under the employee stock purchase plan as of December 31, 2024.

[4] Excludes shares of common stock that may be offered and sold under our 401(k) Plan.

For further information, see Note 18 to our Consolidated Financial Statements.

The additional information required by this item will be included under "Stock Ownership Information" in the 2025 Proxy Statement, and that information is incorporated by reference herein.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included under "Corporate Governance - Related-Person Transactions," "Corporate Governance - Director Independence," and "Corporate Governance - Board Committees" in the 2025 Proxy Statement, and that information is incorporated by reference herein.

Item 14. Principal Accountant Fees and Services

Our independent registered public accounting firm is Deloitte & Touche LLP (PCAOB ID No. 34).

The information required by this item will be included under "Ratify the Appointment of Independent Auditor (Item 3) - Independent Auditor Fees" in the 2025 Proxy Statement, and that information is incorporated by reference herein.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed as part of this report:

1. **Financial Statements**

    Our consolidated financial statements are as set forth under Item 8 of this report on Form 10-K.

2. **Financial Statement Schedules**

    All schedules are omitted because they are not applicable, not required or the information is included in the consolidated financial statements.

3. **Exhibits**

2.1†   Agreement and Plan of Merger, dated June 30, 2024, by and among Spirit AeroSystems Holdings, Inc., The Boeing Company and Sphere Acquisition Corp. (Exhibit 2.1 to the Company's Current Report on Form 8-K, dated July 1, 2024)

3.1   Amended and Restated Certificate of Incorporation of The Boeing Company dated May 5, 2006 (Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 1, 2006)

3.2   By-Laws of The Boeing Company, as amended and restated, effective August 29, 2023 (Exhibit 3.1 to the Company's Current Report on Form 8-K dated August 29, 2023)

3.3   Certificate of Designations, filed with the Secretary of State of the State of Delaware and effective October 31, 2024 (Exhibit 3.1 to the Company's Current Report on Form 8-K, dated October 28, 2024)

4.1   Description of The Boeing Company Securities Registered under Section 12 of the Exchange Act

4.2   Senior Debt Securities Indenture dated as of February 1, 2003, between The Boeing Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank), as trustee (incorporated herein by reference to Exhibit 4.1 to the Company's Form S-3 dated March 9, 2009)

4.3   First Supplemental Indenture, dated as of May 1, 2024 between The Boeing Company and The Bank of New York Mellon, N.A., as successor trustee to JPMorgan Chase Bank, as Trustee (Exhibit 4.1 to the Company's Current Report on Form 8-K, dated April 29, 2024)

4.4   Form of Certificate for the 6.00% Series A Mandatory Convertible Preferred Stock (Exhibit 4.1 to the Company's Current Report on Form 8-K dated October 28, 2024)

4.5	Deposit Agreement, dated as of October 31, 2024, among The Boeing Company, Computershare Inc. and Computershare Trust Company, N.A., acting jointly as Depositary, and the holders from time to time of the depositary receipts described therein (Exhibit 4.2 to the Company's Current Report on Form 8-K dated October 28, 2024)
4.6	Form of Depositary Receipt for the Depositary Shares (Exhibit 4.3 to the Company's Current Report on Form 8-K dated October 28, 2024)
10.1	Five-Year Credit Agreement, dated as of August 24, 2023, among The Boeing Company for itself and on behalf of its Subsidiaries, as a Borrower, the Lenders party hereto, Citibank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent and Citibank N.A. and JPMorgan Chase Bank, N.A., as joint lead arrangers and joint book managers (Exhibit 10.2 to the Company's Current Report on Form 8-K, dated August 24, 2023)
10.2	Three-Year Credit Agreement, dated as of August 25, 2022, among The Boeing Company for itself and on behalf of its Subsidiaries, as a Borrower, the Lenders party hereto, Citibank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent and Citibank, N.A. and JPMorgan Chase Bank, N.A., as joint lead arrangers and joint book managers (Exhibit 10.2 to the Company's Current Report on Form 8-K, dated August 25, 2022)
10.3	Five-Year Credit Agreement, dated as of May 15, 2024, among The Boeing Company for itself and on behalf of its Subsidiaries, as a Borrower, the Lenders party hereto, Citibank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent and Citibank N.A. and JPMorgan Chase Bank, N.A., as joint lead arrangers and joint book managers (Exhibit 10.1 to the Company's Current Report on Form 8-K, dated May 15, 2024)
10.4	Joint Venture Master Agreement, dated as of May 2, 2005, by and among Lockheed Martin Corporation, The Boeing Company and United Launch Alliance, L.L.C. (Exhibit (10)(i) to the Company's Form 10-Q for the quarter ended June 30, 2005)
10.5	Delta Inventory Supply Agreement, dated as of December 1, 2006, by and between United Launch Alliance, L.L.C. and The Boeing Company (Exhibit (10)(vi) to the Company's Form 10-K for the year ended December 31, 2006)
10.6	Deferred Prosecution Agreement dated January 6, 2021 (Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 6, 2021)
10.7	Summary of Non employee Director Compensation (Exhibit 10.6 to the Company's Form 10-K for the year ended December 31, 2019)*
10.8	Deferred Compensation Plan for Directors of The Boeing Company, as amended and restated effective January 1, 2008 (Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 28, 2007)*
10.9	The Boeing Company Global Annual Incentive Plan, as amended and restated effective January 1, 2025 (formerly known as The Boeing Company Annual Incentive Plan)*
10.10	The Boeing Company 1997 Incentive Stock Plan, as amended effective May 1, 2000, and further amended effective January 1, 2008 (Exhibit 10.5 to the Company's Current Report on Form 8-K dated October 28, 2007)*
10.11	Supplemental Executive Retirement Plan for Employees of The Boeing Company, as amended and restated as of June 1, 2021 (Exhibit 10.13 to the Company's Form 10-K for the year ended December 31, 2023)*

10.12	The Boeing Company Executive Supplemental Savings Plan, as amended and restated effective January 1, 2025*
10.13	The Boeing Company Executive Layoff Benefits Plan, as amended and restated effective January 1, 2025*
10.14	The Boeing Company 2003 Incentive Stock Plan, as amended and restated effective January 1, 2025*
10.15	The Boeing Company 2023 Incentive Stock Plan, as amended and restated effective January 1, 2025*
10.16	Form of U.S. Notice of Terms of Non-Qualified Stock Option (Exhibit 10.1 to the Company's 10-Q for the quarter ended March 31, 2021)*
10.17	Form of International Notice of Terms of Non-Qualified Stock Option (Exhibit 10.2 to the Company's 10-Q for the quarter ended March 31, 2021)*
10.18	Form of U.S. Notice of Terms of Non-Qualified Stock Option for CEO (Exhibit 10.3 to the Company's 10-Q for the quarter ended March 31, 2021)*
10.19	Form of U.S. Notice of Terms of Restricted Stock Units for CEO (Exhibit 10.6 to the Company's 10-Q for the quarter ended March 31, 2021)*
10.20	Form of Notice of Terms of Supplemental Non-Qualified Stock Option (Exhibit 10.3 to the Company's Current Report on Form 8-K dated June 29, 2021)*
10.21	U.S. Notice of Terms of Non-Qualified Premium-Priced Stock Option for CEO, dated February 16, 2022 (Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2022)*
10.22	U.S. Notice of Terms of Long-Term Incentive Restricted Stock Units for CEO, dated February 16, 2022 (Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 31, 2022)*
10.23	Form of U.S. Notice of Terms of Non-Qualified Premium-Priced Stock Option (Exhibit 10.3 to the Company's Form 10-Q for the quarter ended March 31, 2022)*
10.24	Form of U.S. Notice of Terms of Long-Term Incentive Restricted Stock Units (Exhibit 10.4 to the Company's Form 10-Q for the quarter ended March 31, 2022)*
10.25	Form of International Notice of Terms of Non-Qualified Premium-Priced Stock Option (Exhibit 10.5 to the Company's Form 10-Q for the quarter ended March 31, 2022)*
10.26	Form of International Notice of Terms of Long-Term Incentive Restricted Stock Units (Exhibit 10.6 to the Company's Form 10-Q for the quarter ended March 31, 2022)*
10.27	Form of U.S. Notice of Terms of Long-Term Incentive Restricted Stock Units – CEO (Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2023)*
10.28	Form of U.S. Notice of Terms of Long-Term Incentive Performance Restricted Stock Units – CEO (Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 31, 2023)*
10.29	Form of U.S. Notice of Terms of Long-Term Incentive Restricted Stock Units (Exhibit 10.3 to the Company's Form 10-Q for the quarter ended March 31, 2023)*
10.30	Form of International Notice of Terms of Long-Term Incentive Restricted Stock Units (Stock-Settled) (Exhibit 10.4 to the Company's Form 10-Q for the quarter ended March 31, 2023)*

10.31	Form of U.S. Notice of Terms of Long-Term Incentive Performance Restricted Stock Units (Exhibit 10.5 to the Company's Form 10-Q for the quarter ended March 31, 2023)*
10.32	Form of International Notice of Terms of Long-Term Incentive Performance Restricted Stock Units (Stock-Settled) (Exhibit 10.6 to the Company's Form 10-Q for the quarter ended March 31, 2023)*
10.33	U.S. Notice of Terms of Supplemental Restricted Stock Units (Exhibit 10.7 to the Company's Form 10-Q for the quarter ended March 31, 2023)*
10.34	U.S. Notice of Terms of Special Restricted Stock Units - CEO, dated February 16, 2023 (Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 16, 2023)*
10.35	Form of U.S. Notice of Terms of Long-Term Incentive Restricted Stock Units – CEO (Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2024)*
10.36	Form of U.S. Notice of Terms of Long-Term Incentive Performance Restricted Stock Units – CEO (Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 31, 2024)*
10.37	Form of U.S. Notice of Terms of Long-Term Incentive Restricted Stock Units (Exhibit 10.3 to the Company's Form 10-Q for the quarter ended March 31, 2024)*
10.38	Form of International Notice of Terms of Long-Term Incentive Restricted Stock Units (Stock-Settled) (Exhibit 10.4 to the Company's Form 10-Q for the quarter ended March 31, 2024)*
10.39	Form of U.S. Notice of Terms of Long-Term Incentive Performance Restricted Stock Units (Exhibit 10.5 to the Company's Form 10-Q for the quarter ended March 31, 2024)*
10.40	Form of International Notice of Terms of Long-Term Incentive Performance Restricted Stock Units (Stock-Settled) (Exhibit 10.6 to the Company's Form 10-Q for the quarter ended March 31, 2024)*
10.41	Form of U.S. Notice of Terms of Cash Based Award for CEO (Exhibit 10.1 to the Company's Current Report on Form 8-K, dated July 30, 2024)*
10.42	Form of U.S. Notice of Terms of Supplemental Restricted Stock Units for CEO (Exhibit 10.2 to the Company's Current Report on Form 8-K, dated July 30, 2024)*
10.43	Form of U.S. Notice of Terms of Performance Non-Qualified Stock Option for CEO (Exhibit 10.4 to the Company's Form 10-Q for the quarter ended September 30, 2024)*
10.44	Form of U.S. Notice of Terms of Supplemental Restricted Stock Units*
19	The Boeing Company Insider Trading Policy
21	List of Company Subsidiaries
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002

97	The Boeing Company Clawback Policy (Exhibit 97 to the Company's Form 10-K for the year ended December 31, 2023)
99.1	Commercial Program Method of Accounting (Exhibit (99)(i) to the Company's Form 10-K for the year ended December 31, 1997)
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document contained in Exhibit 101

† Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will provide a copy of omitted schedule to the SEC upon request.

* Management contract or compensatory plan

In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, copies of certain instruments defining the rights of holders of long-term debt of the Company are not filed herewith. Pursuant to this regulation, we hereby agree to furnish a copy of any such instrument to the SEC upon request.

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2025


THE BOEING COMPANY
(Registrant)


By: /s/ Michael J. Cleary

Michael J. Cleary – Senior Vice President and Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 3, 2025.

/s/ Robert K. Ortberg	/s/ Lynn J. Good
Robert K. Ortberg – President and Chief Executive Officer and Director (Principal Executive Officer)	Lynn J. Good – Director
/s/ Brian J. West	/s/ Stayce D. Harris
Brian J. West – Executive Vice President and Chief Financial Officer (Principal Financial Officer)	Stayce D. Harris – Director
/s/ Michael J. Cleary	/s/ Akhil Johri
Michael J. Cleary – Senior Vice President and Controller (Principal Accounting Officer)	Akhil Johri – Director
/s/ Robert A. Bradway	/s/ David L. Joyce
Robert A. Bradway – Director	David L. Joyce – Director
/s/ Mortimer J. Buckley III	/s/ Steven M. Mollenkopf
Mortimer J. Buckley – Director	Steven M. Mollenkopf – Chair of the Board
/s/ Lynne M. Doughtie	/s/ John M. Richardson
Lynne M. Doughtie – Director	John M. Richardson – Director
/s/ David L. Gitlin	/s/ Sabrina Soussan
David L. Gitlin – Director	Sabrina Soussan – Director

Caution Concerning Forward-Looking Statements

This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "should," "expects," "intends," "projects," "plans," "believes," "estimates," "targets," "anticipates," and other similar words or expressions, or the negative thereof, generally can be used to help identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future financial condition and operating results, industry projections and outlooks, plans, objectives and goals, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on expectations and assumptions that we believe to be reasonable when made, but that may not prove to be accurate.

Forward-looking statements are not guarantees and are subject to risks, uncertainties, and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially and adversely from these forward-looking statements. Among these factors are risks related to: (1) general conditions in the economy and our industry, including those due to regulatory changes; (2) our reliance on our commercial airline customers; (3) the overall health of our aircraft production system, production quality issues,

commercial airplane production rates, our ability to successfully develop and certify new aircraft or new derivative aircraft, and the ability of our aircraft to meet stringent performance and reliability standards; (4) changing budget and appropriation levels and acquisition priorities of the U.S. government, as well as significant delays in U.S. government appropriations; (5) our dependence on our subcontractors and suppliers, as well as the availability of highly skilled labor and raw materials; (6) work stoppages or other labor disruptions; (7) competition within our markets; (8) our non-U.S. operations and sales to non-U.S. customers; (9) changes in accounting estimates; (10) our pending acquisition of Spirit AeroSystems Holdings, Inc. (Spirit), including the satisfaction of closing conditions in the expected timeframe or at all; (11) realizing the anticipated benefits of mergers, acquisitions, joint ventures/strategic alliances or divestitures, including anticipated synergies and quality improvements related to our pending acquisition of Spirit; (12) our dependence on U.S. government contracts; (13) our reliance on fixed-price contracts; (14) our reliance on cost-type contracts; (15) contracts that include in-orbit incentive payments; (16) management of a complex, global IT infrastructure; (17) compromise or unauthorized access to our, our customers' and/or our suppliers' information and systems; (18) potential business disruptions, including threats

to physical security or our information technology systems, extreme weather (including effects of climate change) or other acts of nature, and pandemics or other public health crises; (19) potential adverse developments in new or pending litigation and/or government inquiries or investigations; (20) potential environmental liabilities; (21) effects of climate change and legal, regulatory or market responses to such change; (22) credit rating agency actions and our ability to effectively manage our liquidity; (23) substantial pension and other postretirement benefit obligations; (24) the adequacy of our insurance coverage; (25) customer and aircraft concentration in our customer financing portfolio; (26) the dilutive effects of future issuances of our common stock; and (27) the preferential treatment of our 6% mandatory convertible preferred stock.

Additional information concerning these and other factors can be found in our filings with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Any forward-looking statement speaks only as of the date on which it is made, and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Non-GAAP Measures

**Reconciliation of GAAP Measures
to Non-GAAP Measures**

The table below reconciles the non-GAAP
financial measures of Core operating loss and
Core loss per share with the most directly
comparable GAAP financial measures of Loss
from operations and Diluted loss per share.
See pages 46-48 of Form 10-K.

U.S. dollars in millions, except per share data

	2024	2023	2022	2021	2020
Revenues	**66,517**	77,794	66,608	62,286	58,158
Loss from operations, as reported	**(10,707)**	(773)	(3,519)	(2,870)	(12,767)
Operating margins	**(16.1%)**	(1.0%)	(5.3%)	(4.6%)	(22.0%)
Pension FAS/CAS service cost adjustment	**(811)**	(799)	(849)	(882)	(1,024)
Post-retirement FAS/CAS service cost adjustment	**(293)**	(257)	(294)	(291)	(359)
FAS/CAS service cost adjustment	**(1,104)**	(1,056)	(1,143)	(1,173)	(1,383)
Core operating loss (non-GAAP)	**(11,811)**	(1,829)	(4,662)	(4,043)	(14,150)
Diluted loss per share, as reported	**(18.36)**	(3.67)	(8.30)	(7.15)	(20.88)
Pension FAS/CAS service cost adjustment	**(1.26)**	(1.32)	(1.43)	(1.50)	(1.80)
Post-retirement FAS/CAS service cost adjustment	**(0.45)**	(0.42)	(0.49)	(0.49)	(0.63)
Nonoperating pension income	**(0.74)**	(0.87)	(1.47)	(0.91)	(0.60)
Nonoperating post-retirement (income)/expense	**(0.11)**	(0.10)	(0.10)	–	0.03
Provision for deferred income taxes on adjustments	**0.54**	0.57	0.73	0.61	0.63
Core loss per share (non-GAAP)	**(20.38)**	(5.81)	(11.06)	(9.44)	(23.25)
Weighted average diluted shares (in millions)	**647.2**	606.1	595.2	588.0	569.0

Amounts prior to 2021 do not reflect the realignment of the Boeing Customer Financing team and portfolio into the Boeing Commercial Airplanes segment
during the first quarter of 2023. See Note 22 to our Consolidated Financial Statements in our 2023 Form 10-K for additional information.

Selected Programs, Products and Services

Boeing Commercial Airplanes

Stephanie F. Pope, Executive Vice President; President and CEO, Boeing Commercial Airplanes; Renton, Washington, USA

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737 Family

737-7



737-8



737-9



737-10



The 737 MAX family includes the 737-7, 737-8 (and a high-capacity version — the 737-8-200), 737-9 and 737-10, as well as Boeing Business Jets models. Each model offers important benefits to operators, from lower fuel consumption to improved efficiency and performance.

More than 110 customers around the world have placed firm orders for over 6,400 737 MAX airplanes. By the end of 2024, Boeing had delivered more than 1,600 737 MAX airplanes. Together, the fleet has flown more than 4.6 million revenue flights totaling more than 11 million flight-hours.

Orders: 13,096*

Deliveries: 8,793*

---

767 Family

767-300 Freighter



767-2C



The 767-300 Freighter, based on the 767-300ER (Extended Range), is the most fuel-efficient freighter per trip for the medium widebody cargo market.

The 767 Freighter offers excellent fuel efficiency, cargo capacity and high reliability for greater operational flexibility.

The 767-2C is the commercial platform of the KC-46A Pegasus tanker variant and is based on the 767-200ER airframe.

Orders: 1,430*

Deliveries: 1,321*

*Amounts are as of Dec. 31, 2024. Orders are presented net of ASC 606 adjustments.

Selected Programs, Products and Services

Boeing Commercial Airplanes continued

777/777X Family

777-200LR



777-300ER



777 Freighter



777-8



777-9



777-8 Freighter

Renowned for its efficiency, industry-leading reliability and passenger comfort, the Boeing 777 family helps operators create long-range success around the world. That's why so many of the world's elite airlines fly the 777, and 10 leading customers have already ordered the newest passenger members of the 777X family — the 777-8 and 777-9. The 777-8 and 777-9 passenger airplanes feature breakthroughs in aerodynamics and engines to further advance Boeing's market-leading twin-aisle family. The 777-9 will offer greater efficiency, expected to deliver 20% lower fuel use and emissions per seat than the 777-300ER and 10% lower operating costs than the competition.

The superior range (up to 8,745 nautical miles [16,190 kilometers] for the 777-8) and payload capability (seating 426 in a typical two-class configuration for the 777-9) give operators an advantage in the world's fastest-growing markets. The 777-8 and 777-9 offer customers low-risk, profitable growth for the future. For even greater flexibility, the 777-8 and 777-9 will integrate seamlessly with today's 777 and 787 Dreamliner families, already proven partners in fleets around the world.

Performance is just part of the story with the 777-8 and 777-9. With a wider cabin, innovative custom architecture and passenger comfort advancements from the 787 Dreamliner, they will deliver a memorable flight experience. The 777 family also includes the 777 Freighter, Boeing's

bestselling freighter of all time. With 224,900 pounds (102 tonnes) of revenue payload capability, the 777 Freighter is the largest and longest-range twin-engine freighter available today, with the lowest trip costs of any large freighter.

Featuring advanced technology from the new 777X and proven performance from the 777 Freighter, the 777-8 Freighter offers the highest payload and lower fuel use, emissions and operating cost per tonne, perfect for operators creating a more sustainable and profitable future. With nearly identical payload and range capabilities, 30% better fuel efficiency and emissions, 25% better operating costs per tonne and a noise footprint up to 60% smaller, we believe the 777-8 Freighter will be the ideal choice as operators replace aging 747-400 Freighters later this decade.

In addition to passenger jets, the 777, 777-8 and 777-9 are superior business jets. Boeing launched the 777X line of Boeing Business Jets with the BBJ 777-8 and BBJ 777-9. The BBJ 777X will offer the largest cabin and longest range of any twin-engine business jet — capable of flying nonstop between any two cities on Earth.

Orders: 2,167 (total for all 777s, including 777X)*
1,809 (777)*
358 (777X)*

Deliveries: 1,741*

787 Dreamliner Family

787-8



787-9



787-10



The 787 Dreamliner is the most innovative commercial airplane family flying today. The airplane's combination of capability, efficiency, reliability and sustainability allows operators to profitably open new routes, flying people directly where they'd like to go in exceptional comfort.

Boeing designed the 787 Dreamliner to bring big-jet range and speed to a midsize airplane. Since entering service, the 787 family has made more than 420 new point-to-point routes possible with up to 25% lower fuel consumption and emissions than the airplanes it replaces.

The 787 Dreamliner family's long range (up to 7,565 nautical miles [14,010 kilometers]) and large payload capability (up to 336 passengers in a typical two-class configuration) provide operators with unprecedented fuel efficiency, low operating costs and excellent cargo capacity.

Boeing Business Jets also offers 787-8, 787-9 and 787-10 models, which provide the range to fly nonstop almost anywhere in the world.

The revolutionary, award-winning design of the 787 Dreamliner delivers an unrivaled flying experience preferred by passengers around the world. The 787 continues to play a transformational role in how airlines build and expand networks, while delighting their passengers in the process. It features the largest windows of any commercial airplane, a lower cabin pressurization altitude with more comfortable humidity, large overhead bins, soothing LED lighting and technology to provide a smoother ride. All of these features allow passengers to arrive at their destinations feeling more refreshed.

Orders: 1,880*

Deliveries: 1,161*

*Amounts are as of Dec. 31, 2024. Orders are presented net of ASC 606 adjustments.

142

Selected Programs, Products and Services

Boeing Defense, Space & Security

Stephen Parker, Chief Operating Officer, Interim President and CEO, Boeing Defense, Space & Security; Arlington, Virginia, USA

Military Rotorcraft

AH-64 Apache



MH-139A Grey Wolf



AH-6 Little Bird



V-22 Osprey



H-47 Chinook



Boeing is revolutionizing the future of military rotorcraft. Driven by proven platforms and the latest innovative technology, Boeing supports the vital missions of defense forces around the world. Boeing military rotorcraft include the medium- to heavy-lift cargo helicopter H-47 Chinook; the multi-mission attack helicopter AH-64 Apache; the light attack and reconnaissance AH-6 Little Bird; the V-22 Osprey, a multi-role combat tiltrotor aircraft combining the vertical performance of a helicopter with the speed and range of a fixed-wing aircraft; and, most recently, the multi-mission utility helicopter MH-139A Grey Wolf.

U.S. customers, including the U.S. Army, Navy, Air Force and Marines, along with allied defense forces in more than 20 countries, continue to depend on rotorcraft capabilities to accomplish global missions and will do so for years to come.

Boeing Vertical Lift platforms achieved a number of critical U.S. Army milestones this year. In February, the U.S. Army announced it is moving toward full-rate production of the CH-47F Block II Chinook — the next iteration of the tandem rotor heavy-lift aircraft that expands lift and reach capabilities and serves as a foundation for affordable future upgrades. Together with the U.S. Army, Boeing conducted flight and weapons testing on AH-64E Apache Version 6.5, the most advanced iteration of the attack helicopter to date.

Globally, usage and demand for Boeing Vertical Lift platforms remained strong in 2024. In August, Poland signed a Letter of Offer and Acceptance for 96 AH-64E attack helicopters with the U.S. government, making it the largest order in the history of Boeing's Vertical Lift division.

Throughout 2024, the company was awarded four additional contracts, including one to produce seven MH-139A aircraft for the U.S. Air Force, and three awards for a total of seven H-47 variants for the U.S. Army and Special Operations customers.

Boeing delivered the first two CH-47F Block II aircraft to the U.S. Army in June and September. The company continued to deliver new-build and remanufactured AH-64E Apaches for the U.S. Army and international customers, including the first Apache under the U.S. Army's Multi-Year II contract. The first AH-6 Little Bird light attack helicopter for Thailand also made its first flight in August.

In partnership with Bell Textron, Inc. (Bell) and Boeing Global Services, the final three V-22 aircraft were delivered to the Japan Ministry of Defense in June, closing out an order of 17 aircraft for use in rapid response, humanitarian assistance and disaster relief missions. Additionally, two CV-22 variants completed their fuselage build at the Boeing Ridley Park site and transferred to Bell for completing final acceptance and delivery to the U.S. Air Force, closing out an order of 58 aircraft for supporting special operations missions.

The MH-139A program made progress toward full-rate production for the U.S. Air Force by delivering the first six low-rate initial production aircraft.

2024 Deliveries:

16	AH-64 Apache (new)
34	AH-64 Apache (remanufactured)
4	CH-47 Chinook (new)
9	CH-47 Chinook (renewed)
6	MH-139A Grey Wolf

Fixed-Wing Strike

EA-18G Growler



F-15EX Eagle II



F/A-18E/F Super Hornet



T-7A Red Hawk



Boeing delivers advanced, affordable, complementary air power with next-generation capabilities that are ready now. Platforms include the digitally transformed F-15EX Eagle II; the Block III F/A-18 Super Hornet and Super Hornets that have gone through the Service Life Modification (SLM) line; the EA-18G Growler, which remains the most advanced airborne electronic attack platform in service; and the T-7A Advanced Pilot Training System, which will prepare all future U.S. Air Force fighter and bomber pilots.

The U.S. Air Force awarded Boeing a nearly $1.2 billion contract in 2020 for its first lot of eight F-15EX fighter aircraft. As of January 2024, six F-15EX test aircraft were delivered to Eglin Air Force Base. The first two combat-capable F-15EX aircraft were delivered to the Oregon Air National Guard in 2024, completing Lot 1 deliveries and triggering the U.S. Air Force to declare initial operating capability. Boeing is currently on contract to build Lots 2 through 5 for a total of 72 aircraft. In 2019, Boeing was awarded a contract to

build an additional 12 F-15QA fighter jets for the Qatar Emiri Air Force, and during 2024, Boeing delivered 11 of the 12 F-15QA jets.

The F/A-18 Super Hornet delivers next-generation multi-role strike fighter capability and has open architecture hardware ready to outpace emerging threats well into the future. It is the most advanced F/A-18 Super Hornet ever delivered. In early 2024, Boeing and the U.S. Navy signed a contract for 17 additional Block III F/A-18 Super Hornets, which will carry new-build production into early 2027. The F/A-18 SLM line, which extends the life and capabilities of Super Hornets already in the fleet, is inducting U.S. Navy Block II Super Hornets into the program and delivering those fighters back to the Navy with Block III capability and additional flight-hours.

EA-18G Growler modifications are underway, and Boeing and the U.S. Navy will modernize and upgrade the entire Growler fleet, including the addition of some Block III F/A-18 Super Hornet capabilities.

Selected Programs, Products and Services

Boeing Defense, Space & Security   continued

Fixed-Wing Strike, continued

After the U.S. Air Force awarded Boeing the Advanced Pilot Training System contract in 2018, the T-X aircraft was officially named the T-7A Red Hawk in 2019 and given a livery with red tails in honor of the famed Tuskegee Airmen, the first African American military aviators in the U.S. armed forces who piloted aircraft with red tails during World War II.

Then in 2020, the U.S. Air Force designated the T-7A Red Hawk as a pathfinder in digital design, manufacturing and flight testing. The contract calls for 351 jets, and 46 8K high-resolution simulators with associated ground equipment. To date, more than 500 successful engineering and manufacturing

development (EMD) flight tests have been accomplished as the advanced trainer stages for low-rate initial production. All five EMD jets have been delivered to the U.S. Air Force and are currently undergoing robust flight testing in St. Louis and at Edwards AFB, California. The program of record for the U.S. Air Force advanced pilot training, the T-7A Red Hawk, will improve decision-making and flight skills for future pilots.

2024 Deliveries:

11   F/A-18 Models

14   F-15 Models

2   T-7A Red Hawk

Commercial Derivatives

C-32

P-8A/P-8I



C-40A

VC-25B



KC-46A

E-7 Airborne Early Warning and Control (AEW&C)

Boeing commercial derivative aircraft combine the versatility of commercial airplanes with advanced military capability to support global security requirements. Boeing commercial derivative aircraft programs include the KC-46A Pegasus air refueling tanker, derived from the 767-2C; the P-8 maritime patrol aircraft, derived from the Next-Generation 737-800; the E-7 Airborne Early Warning & Control (AEW&C) program, derived from the Next-Generation 737-700; and the VC-25B presidential aircraft, based on a uniquely modified 747-8 Intercontinental platform. Boeing has designed and produced commercial derivative aircraft for more than half a century.

The KC-46A is the world's most advanced multi-mission tanker. The KC-46A continues to demonstrate its unparalleled capabilities, having flown more than 100,000 flight-hours and offloaded more than 200 million pounds (91 million kilograms) of fuel to receivers globally. In July 2024, the U.S. Air Force awarded Boeing a software and data contract to further advance the mission readiness and performance of the KC-46A tanker, building on the 2023 Block 1 upgrade that further enhances the tanker's advanced communications, data connectivity and situational awareness for aircraft survivability and operational advantage in contested environments. In October 2024, the KC-46A made its inaugural full-scale operational deployment after the U.S. Air Force Air Mobility Command approved the KC-46A for global combat operations in 2022. In November 2024, the U.S. Air Force awarded Boeing with a contract award for the 11th production lot of 15 KC-46As, marking 168 tankers on contract globally, providing advanced capability advantages for the joint force and allies. Boeing has delivered 89 KC-46As to the U.S. Air Force, four of the six KC-46A tankers on contract to the Japan Air Self-Defense Force, and is on contract for four KC-46A tankers for the Israel Air Force.

Boeing currently has 207 P-8s on contract, with 170 P-8 aircraft delivered or in service

to global customers. Customers include the United States, Australia, India, the United Kingdom, Norway, New Zealand, Republic of Korea, Germany and most recently Canada. The active global operating fleet has amassed more than 660,000 flight-hours. In November 2024, the U.S. Navy awarded Boeing $1.67 billion to build seven more P-8A Poseidon aircraft, bringing the total number of U.S. Navy P-8As under contract to 135. The first P-8A for the German Navy will be delivered in 2025. There continues to be demand for the P-8 as it evolves to meet the needs of today's mission while maintaining the economies-of-scale advantage of military derivative aircraft.

The E-7 AEW&C aircraft continues to demonstrate its proven capabilities for the Royal Australian Air Force, Turkish Air Force, and Republic of Korea Air Force. Boeing is manufacturing two new U.S. E-7A AEW&C aircraft under a contract awarded by the U.S. Air Force in August 2024, with the first now being built in Boeing's factory in Renton, Washington. The first E-7 Wedgetail for the United Kingdom's Royal Air Force completed first flight in September 2024. There are three Next-Generation 737 aircraft undergoing E-7 modification in Birmingham, UK, and a new Line Engineering Building has opened at Royal Air Force Lossiemouth to support the Wedgetail upon its arrival.

Boeing continues to make great strides in the VC-25B program's modification phase, which includes major structural modifications, electrical power upgrades, a mission communication system, a medical facility, the executive interior and autonomous ground operations capabilities. The work on the two 747-8 Intercontinental aircraft is being performed at a Boeing facility in San Antonio.

2024 Deliveries:

10   KC-46 Tanker

4   P-8A

Selected Programs, Products and Services

Boeing Defense, Space & Security   continued

Autonomous

Orca Extra Large
Unmanned Undersea
Vehicle (XLUUV)

Insitu Systems



Liquid Robotics
Wave Glider

MQ-25 Stingray

MQ-28 Ghost Bat

From seabed to space, Boeing autonomous systems improve safety and increase the success of human-directed missions with platforms such as Boeing's MQ-25, MQ-28 and Orca Extra Large Unmanned Undersea Vehicle (XLUUV). Subsidiary offerings including the Insitu ScanEagle, Integrator, Integrator Extended Range, Integrator VTOL and RQ-21A Blackjack as well as the Liquid Robotics Wave Glider deliver expanded autonomy mission sets for customers around the world.

MQ-25

During 2024, Boeing resumed full-scale static aircraft testing demonstrating the digital design, structural and performance integrity of the MQ-25 Stingray. Additionally, the U.S. Navy awarded Boeing a $657 million contract modification, which added the production for two additional System Demonstration Test Aircraft, and definitized obsolescence phase two to address product baseline obsolescence, which supports low-rate initial production. Since first flight, Boeing and the U.S. Navy have conducted three historic uncrewed aerial refueling sorties with the MQ-25 T1 test asset, transferring fuel to an F/A-18 Super Hornet, E-2D Hawkeye and F-35C Lightning II. The F/A-18 flight marked the first time in history an uncrewed aircraft refueled another aircraft. Boeing also recorded its first successful simulated test of the Joint Precision Approach Landing System, the software that will be used on the unmanned refueler to guide its approach and landings to the aircraft carrier deck. Additionally, the new $200 million, 300,000-square-foot (27,871-square-meter) MQ-25 production facility at MidAmerica St. Louis Airport in Illinois is complete and production operations have begun transitioning over to the new facility.

Boeing has also digitally demonstrated a new open autonomy architecture for MQ-25 that will allow the U.S. Navy to increase mission effectiveness by integrating manned unmanned teaming (MUM-T) capability at speed and scale. A Boeing-led team virtually demonstrated how other aircraft could use MQ-25's architecture and task it to conduct tanking and intelligence, surveillance and reconnaissance missions — all within the mission airspace and without traditional communications of ship-based ground control stations.

MQ-28

During 2024, Boeing and the Royal Australian Air Force significantly advanced the MQ-28 development and testing program, finalized design and began production of an additional three Block 2 aircraft and broke ground on a new production facility in Australia. The program has achieved milestones in aircraft design, flight envelope expansion, mission systems development, manufacturing and digital engineering with the primary focus on developing and proving the mission systems to deliver an operational capability. The MQ-28 aircraft, designed by Boeing Australia, will complement and extend range

of airborne missions by teaming with existing crewed and uncrewed military aircraft.

Orca Extra Large Unmanned Undersea Vehicle (XLUUV)

The Orca Extra Large Unmanned Undersea Vehicle (XLUUV) program was established in 2017 to address an emergent operational need. The Orca XLUUV is a long-endurance autonomous submarine that measures 51 feet (16 meters) in length and 8.5 feet (2.6 meters) across. The vehicle can accommodate a 34-foot (10-meter) payload section for a total length of 85 feet (26 meters), and can carry Unmanned Undersea Vehicles (UUVs) of various sizes within its payload section. The modular payload section can alternatively house a wide variety of mission-relevant payloads.

Delivery of the first Orca XLUUV prototype vehicle, XLE0, occurred in December 2023. Boeing completed risk reduction and integration testing of XLE0 in 2024 in coordination with the U.S. Navy. Boeing completed fabrication of XLE1, the first operational vehicle, in October 2024 and is conducting sea acceptance testing with delivery planned in early 2025. Boeing is continuing fabrication of the remaining operational vehicles, for a total of five operational vehicles. The operational Orca XLUUVs will augment traditional undersea systems. Throughout the test program, the U.S. Navy's Unmanned Undersea Vehicle Squadron will continue to gain valuable insight and experience in vehicle operations, further defining the program's capabilities.

Insitu Systems

Uncrewed aerial vehicle systems (UAS) such as the Integrator Extended Range offered by Boeing subsidiary Insitu provide additional capability with satellite-enabled communications. With offices in the United States, Australia, the United Kingdom, and the United Arab Emirates, Insitu manufactures a family of runway-independent, long-endurance UAS including the ScanEagle, Integrator and Integrator Extended Range, which have logged nearly 1.5 million flight-hours supporting the armed forces of more than 35 nations. With three decades of experience and more than 3,500 uncrewed aircraft manufactured, Insitu's technologies help defense and government customers around the globe make quicker, more informed decisions to get the warfighter home safely.

Liquid Robotics Wave Glider

In 2024, Liquid Robotics continued its execution excellence and customer satisfaction in international defense markets with endorsement and real-world successes of the anti-submarine warfare Wave Glider solutions. Liquid Robotics also made significant advancements in growing its commercial product portfolio by offering new options for collecting and delivering acoustic, signal and image intelligence.

Selected Programs, Products and Services

Boeing Defense, Space & Security   continued

Precision Engagement Systems

Joint Direct Attack Munition (JDAM)

JDAM Extended
Range (JDAM ER)

Laser JDAM



Powered JDAM



Small Diameter Bomb (SDB)

Ground Launched
SDB

Laser SDB



Harpoon

**Standoff Land Attack
Missile Expanded
Response (SLAM ER)**





**Ground-Based
Midcourse
Defense (GMD)**
Ground-Based
Interceptor (GBI)

**Minuteman III
Intercontinental
Ballistic Missile
(ICBM)**



**Patriot Advanced
Capability-3 (PAC-3)
Seeker**





Direct Attack and Cruise Missile Systems

Boeing provides a high-tech portfolio of precision strike and cruise missile systems to the U.S. Department of Defense and more than 40 international partners. The company has made significant investments to increase production capacity and advance capability for the Joint Direct Attack Munition, Small Diameter Bomb, Harpoon, Standoff Land Attack Missile Expanded Response and derivatives.

In 2021, Boeing completed construction of a new 35,000-square-foot (3,252-square-meter) manufacturing facility to support increased production for cruise missile systems programs. In 2023, Boeing also received multiple contracts to continue to meet the evolving needs of the U.S. and its international partners worldwide.

Strategic Missile & Defense Systems

Boeing's Strategic Missile & Defense Systems (SMDS) portfolio protect the U.S. homeland as well as American and international service members and civilians worldwide against threats ranging from ballistic missiles to hostile aircraft. Major programs within SMDS include Ground-based Midcourse Defense (GMD), the Minuteman III intercontinental ballistic missile (ICBM) system and the Patriot Advanced Capability-3 (PAC-3) seekers.

In late 2023, Boeing broke ground on a 35,000-square-foot (3,252-square-meter) expansion of its factory that produces the PAC-3 seeker, which will enable Boeing to increase annual PAC-3 seeker production capacity by more than 30% to meet increasing air and missile defense needs worldwide.

Selected Programs, Products and Services

Boeing Defense, Space & Security   continued

Human Space Exploration

CST-100 Starliner



International Space
Station (ISS)



Space Launch
System (SLS)



United Launch
Alliance (ULA)



With experience gained from supporting every major U.S. endeavor to space, Boeing is focused on the future and proud to be part of all of the National Aeronautics and Space Administration's (NASA) human space exploration efforts. Boeing developed the CST-100 Starliner spacecraft to ensure NASA and the U.S. have redundant crew launch capabilities, enabling critical research on the International Space Station (ISS) laboratory and test bed. Boeing built and successfully tested heavy-lift propulsion to deep space with the Space Launch System (SLS) rocket.

CST-100 Starliner

Boeing is designing, building, testing and flying the CST-100 Starliner under a contract with NASA's Commercial Crew Program for the safe, reliable and sustainable transportation of astronauts to and from the ISS. During 2024, Starliner's Crewed Flight Test (CFT) successfully launched, docked, and transported NASA astronauts Butch Wilmore and Suni Williams to the ISS. Commander Butch Wilmore and Pilot Suni Williams manually piloted the spacecraft, proving its unique capabilities with precision and control. Starliner docked with the ISS and delivered Wilmore and Williams on June 6, 2024. During Starliner's 93 days in space, teams gathered extra data for process improvements. The mission concluded on September 7, 2024, with a safe and successful autonomous undocking, return to Earth, and ground-landing in White Sands, New Mexico. Starliner is the first reusable American-made orbital spacecraft to land on land. With the Starliner crew module back in the processing facility at Kennedy Space Center (KSC), Boeing is reviewing CFT mission data, working with NASA to complete system certification, and preparing for the Starliner-1 mission.

International Space Station

During 2024, NASA awarded Boeing a two-year engineering and sustainment contract, extending the company's more than three decades of support for the ISS. The Boeing-designed and built Unity module was perfectly connected to the Zarya module in space on Dec. 6, 1998, despite having never been in the same hemisphere on Earth. All U.S. segments since have branched off of Unity for what is now an American football field-sized space station.

Space Launch System

NASA's SLS rocket, featuring the Boeing-built core stage, is the only proven deep-space optimized, super-heavy-lift rocket built to carry astronauts and large cargo in a single launch — taking humankind farther and faster than any rocket in history. Boeing is the prime contractor for the design, development, test and production of the SLS core stage, upper stage and flight avionics suite.

Core Stage 2 (CS2) will power the Artemis II mission, which is slated to fly the first crew around the Moon in over 50 years. In July 2024, CS2 was rolled out of NASA's Michoud Assembly Facility (MAF) in New

Orleans, Louisiana, and delivered to KSC in Cape Canaveral, Florida, where it was transported into the Vehicle Assembly Building for final outfitting ahead of stacking operations. In September 2024, Boeing delivered the boat-tail for Core Stage 3 and the engine section for Core Stage 4 to KSC. Core stage structures for the Artemis III, IV and V missions are currently in production. Additionally, in December 2024, the Core Stage Vertical Integration Center (CSVIC) located inside the VAB High Bay 2 (HB2) at KSC was activated to facilitate the vertical integration of the engine section with the core stage at the earliest integration point. This tooling platform will enhance efficiency compared to the previous horizontal integration method. Originally slated to support Core Stage 3, the activation timeline for the CSVIC was accelerated to facilitate the vertical integration of CS2. This change allows for work to be completed on the core stage in HB2, while the boosters are stacked onto the mobile launcher in HB3, shortening the overall processing timeline for the Artemis II mission.

Boeing is also building the new, more powerful Exploration Upper Stage (EUS) that is designed to enable significantly improved deep space performance across mass, volume and velocity and will replace the Boeing- and United Launch Alliance-built Interim Cryogenic Propulsion Stage used in the first configuration of the rocket. In February 2023, Boeing unveiled the new "EUS Gray Box" production area at MAF — which marked the transition from design to production for the EUS program. Production on EUS 1 for Artemis IV is underway.

United Launch Alliance

United Launch Alliance (ULA) is a joint venture between Boeing and Lockheed Martin. ULA's newest rocket, the Vulcan rocket, provides higher performance and greater affordability while continuing to deliver unmatched reliability and orbital precision for all customers across the national security, civil and commercial markets. The Vulcan rocket provides industry-leading capabilities to deliver any payload, at any time, directly to any orbit.

With several high-profile launches in 2024, including two flights of the next-generation Vulcan launch rocket that completed bull's-eye orbital spacecraft orbital insertions, ULA achieved a pivotal year. In 2024, ULA joined the human spaceflight family with the successful launch of the Boeing Starliner spacecraft on the Atlas V Starliner rocket and launched its 100th national security space launch mission. In addition, ULA marked the end of an era with the final launch of the Delta IV Heavy rocket. The final Delta mission signaled ULA's evolution to the new Vulcan rocket, providing higher performance than the three-core Delta IV Heavy rocket with a single-core rocket to launch heavy-class missions for the United States. ULA will continue to deliver superior reliability and unprecedented orbital precision for all customers across the national security, civil and commercial markets.

Selected Programs, Products and Services

Boeing Defense, Space & Security continued

Space Mission Systems

Fire-control On Orbit-support-to-the-war Fighter (FOO Fighter) Missile Track Custody



X-37B Orbital Test Vehicle (OTV)



Wideband Global SATCOM (WGS)-11 and WGS-12



SES O3b mPOWER



The Space Mission Systems organization encompasses a diverse portfolio of mission-critical space solutions that Boeing delivers to customers around the world.

The organization harnesses strengths from Boeing's more than 60-year heritage of designing and delivering commercial and government satellite systems that meet our customers' most demanding missions. This includes satellites — from small to large — capable of performing in any orbit, the ground systems that enable them, mission operations that support them, and the services that sustain them. The portfolio also includes the agile capabilities of subsidiary Millennium Space Systems and the rich history of Spectrolab whose solar cells power some of the most iconic space programs.

In 2024, Millennium Space Systems achieved significant contract awards, including the Space Development Agency's Fire-control On Orbit-support-to-the-war Fighter program. This constellation will demonstrate advanced missile defense capability by incorporating fire control-quality sensors into a prototype constellation. Millennium also secured a second plane of six Missile Track Custody satellites, expanding the coverage of the Medium Earth Orbit missile tracking constellation.

Boeing and the U.S. Space Force also made history in 2024 when the X-37B Orbital Test Vehicle performed an aerobraking maneuver, changing its orbit to responsibly dispose of its service module. The use of the aerobraking maneuver — a series of passes using the drag of Earth's atmosphere — enables the spacecraft to change orbits while expending minimal fuel.

Additionally, Boeing was awarded a $439 million contract from the U.S. Space Force's Space Systems Command for Wideband Global SATCOM (WGS)-12, featuring its most advanced and resilient military satellite communications payload. The team continues production of WGS-11, which is set for delivery in 2025.

The company also delivered to SES and supported the launch of the 7th and 8th O3b mPOWER satellites. Equipped with more than 5,000 digitally formed beams, each of the O3b mPOWER satellites are able to fulfill dynamic, high-density demand in the air, sea, or land, opening new use cases for SES users.

Selected Programs, Products and Services

Boeing Global Services

D. Christopher Raymond, Executive Vice President; President and CEO, Boeing Global Services; Plano, Texas, USA

Digital Aviation Solutions



Digital Aviation Solutions combines data analysis and engineering expertise to deliver the best outcomes for customers in all markets and at all phases of flight. Our digital focus underpins and strengthens all of our solutions, which include crew management and scheduling, predictive maintenance tools and fuel optimization. Digital aviation experts help customers solve problems by transforming their data into actionable insights to reduce costs.

Across the commercial, defense, business and general aviation markets, our extensive collection of digital products and services collect, analyze and leverage insights to improve operational safety, reliability and efficiency; reduce fuel consumption and emissions; maximize quality in maintenance work; and lower operating costs regardless of platform manufacturer.

Training Solutions



Training Solutions is a leader in aviation learning and simulator services that further enhance aviation safety as well as meet the career-long training needs of pilots, maintainers and cabin crew in commercial, defense and early-career aviation learning. The business develops and delivers training programs, technology, simulation

and analytics tools — as well as software, technical services and data solutions, and training center support. Enabled by Boeing's global infrastructure, data-driven approach and research facilities, Training Solutions provides superior customer support and has evolved its world-class offerings into comprehensive solutions.

Cabin, Modifications and Maintenance



Boeing Global Services' commercial and defense customers around the world rely on our technical fleet solutions to optimize readiness and reliability. Unmatched industry innovation, agile execution, and a global presence allow Boeing to modify, sustain and upgrade any type of aircraft flown today. Services include providing technical information and expertise to help customers manage their fleets more effectively and delivering engineering and maintenance services that help customers

keep their operations running smoothly. For government customers, this includes support for sustainment programs. Commercial Modification Services include airframe, performance and systems, avionics, connectivity and interiors, complemented by a cabin and interiors organization focused on development of seating and other furnishings. Commercial modifications also include life-extending Boeing Converted Freighter programs to meet the demand for cargo capacity.

Parts & Distribution



Parts & Distribution operates one of the industry's most comprehensive aftermarket parts and distribution services networks. Whether customers need high-value parts, tailored solutions, consumables or expendables, they have access to the world's most robust supply chain and the flexibility, scale and purchasing power to operate efficiently. Using supply chain expertise and advanced analytics capabilities, Boeing supports all aspects of fleet management, including airplane-on-ground support, component repair, used serviceable material

offerings, and engine- and component-exchange programs.

Our original equipment manufacturer knowledge and global distribution network provide supply chain solutions, when and where it matters most for customers who expect stability, reliability and flexibility for their Boeing and non-Boeing platforms. Boeing's diverse and expansive Parts & Distribution portfolio delivers for commercial, defense, rotorcraft, and business and general aviation customers around the globe.

Selected Programs, Products and Services

Boeing Engineering, Test & Technology   Howard E. McKenzie, Chief Engineer and Executive Vice President, Engineering, Test & Technology; Seattle, Washington, USA

Wisk



Boeing sees electric vertical takeoff and landing (eVTOL) aircraft as critical to enabling the future growth of the aerospace industry. This includes maturing important technologies, such as electric propulsion, autonomy and other capabilities that will be pioneered with eVTOL vehicles. Our subsidiary, Wisk, is working to become the first FAA-certified, self-flying eVTOL vehicle to market. In October 2022, Wisk revealed its 6th Generation aircraft, the world's first all-electric, autonomous, four-seat eVTOL air taxi designed for passenger transport. This vehicle will make it possible for passengers to skip the traffic and get to their destination faster. We believe vehicles such as this will enable new business opportunities centered around urban air mobility; additionally, we are working with our airline customers to understand how such vehicles might integrate into their fleets, both for short-distance operations and to complement more traditional operations with a final-destination add-on service.

Wisk is an Advanced Air Mobility company dedicated to creating a future for air travel that elevates people, communities and aviation. Wisk is a fully-owned Boeing subsidiary and is headquartered in the San Francisco Bay Area, with locations around the world. With over a decade of experience and more than 1,750 flight tests, Wisk is shaping the future of daily commutes and urban travel, safely and sustainably.

Shareholder Information

Corporate Headquarters
The Boeing Company
929 Long Bridge Drive
Arlington, VA 22202
703-465-3500
www.boeing.com

Transfer Agent
The transfer agent is responsible for shareholder records, issuance of stock, replacement of lost stock certificates, consolidation of accounts, and distribution of dividends and tax reporting documents, including Form 1099. Requests concerning these or other related shareholder matters are most efficiently answered by contacting:

Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
888-777-0923
781-575-3400 (outside the United States)
www.computershare.com/investor.

Registered shareholders also can access their accounts to view their account history, account statements and tax reporting documents; change their address; certify their tax identification number; replace checks; request duplicate statements; make additional investments; and download a variety of forms related to stock transactions at
www.computershare.com/investor.

Electronic Delivery
Shareholders are encouraged to enroll in the electronic delivery program to receive all shareholder communications, including proxy voting materials, electronically instead of by mail. Registered shareholders can enroll at www.computershare.com/investor.

Duplicate Shareholder Accounts
Registered shareholders with duplicate accounts may contact Computershare for instructions regarding the consolidation of those accounts. We recommend that registered shareholders always use the same form of their names in all stock transactions to be handled in the same account. Registered shareholders may also ask Computershare to eliminate excess mailings of annual reports going to shareholders in the same household.

Change of Address
For Boeing registered shareholders:
Contact Computershare through one of the means described above.

For Boeing beneficial shareholders:
Contact your brokerage firm or bank to give notice of your change of address.

Investor Relations Contact
The Boeing Company
Mail Code 9U2-14
800 N 6th Street
Renton, WA 98057-5411
www.boeing.com/investors

Request an Annual Report
Mail Services
The Boeing Company
Mail Code 3T-00
P.O. Box 3707
Seattle, WA 98124-2207
mailservices@boeing.com
425-965-4550

In addition, an electronic version of the annual report is available at www.boeing.com. You can also view electronic versions of the proxy statement, Form 10-K or Form 10-Q at www.boeing.com or on the Securities and Exchange Commission website at www.sec.gov.

Stock Exchanges
The company's common stock and depository shares, each representing a 1/20th interest in a share of 6.00% series A mandatory convertible preferred stock, are traded principally on the New York Stock Exchange; the trading symbols are BA and BA-PRA, respectively.

Independent Auditors
Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
312-486-1000



The Boeing Advanced F-15QA demonstration team takes flight at the Spirit of St. Louis Air Show.

The Boeing Company
929 Long Bridge Drive
Arlington, VA 22202
USA

Portions of The Boeing Company Annual Report were printed with 100% certified wind-powered energy on Forestry Stewardship Council®-certified paper that contains at least 10% postconsumer waste.

Printed in the USA.